SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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TEL: 7 (501) 940-2304
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FILE NO. 82-4740

August 6, 2002

By Hand
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: JSC Electrosvyaz (Rostov Region) - Rule 12g3-2(b)

Ladies and Gentlemen:

In connection with the exemption of JSC Electrosvyaz (Rostov Region) pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed an English language translation of (i) Annual Report of JSC for the year ended December 31, 2001, (ii) Quarterly Report of a Securities Issuer for the 1st quarter of 2002, and (iii) Information on a Material Fact (Event, Action) Affecting the Issuer's Finances and Business as of June 28, 2002.

dlo 8/7

These documents are being furnished pursuant to paragraph (b) (1) (i) of the Rule with the understanding that such information and document will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at (7-501) 797 4600 if you have any comments or questions regarding the enclosures. Please have the enclosed copy of this letter date stamped and returned to our waiting messenger.

Very truly yours,

Alexei Kiyashko /JW/

Alexei Kiyashko

Enclosure

cc: S. Wrottesley
JP Morgan

A. Litvinov
JSC Electrosvyaz (Rostov Region)

02 AUG -6 AM 12:49

FILE NO. 82-4740

Open Joint Stock Company Electrical Communication of Rostov Region
Taxpayer Identification No. 6164100189

APPROVED
Board of Directors
Minutes No. 18, dated April 25, 2002

Valery V. Ukhov, Deputy Chairman of the Board of Directors
of JSC RostovTelecom
/s/
(signature)
[Seal]

QUARTERLY REPORT OF A SECURITIES ISSUER for the 1st quarter of 2002

Open Joint Stock Company "Electrical Communication" of the Rostov Region

Issuers Code: 00191-A
Location: 47 Bratsky Pereulok, Rostov-on-Don
Mail address: 47 Bratsky Pereulok, Rostov-on-Don 344082

The information contained in this quarterly report shall be disclosed pursuant to the laws of the Russian Federation on securities.

Valery V. Ukhov, General Director of JSC RostovTelecom
/s/
(signature)

Viktor A. Burtsev, Chief Accountant of JSC RostovTelecom
/s/
(signature)

April 25, 2002

[Seal]

Contact person: Galina K. Borisova
Deputy General Director

Telephone: (8632) 44 22 03 Facsimile (8632) 67 19 67
E-mail: ovm@donpac.ru

A INFORMATION ON THE ISSUER

9. Full official name of the issuer:
Open Joint Stock Company "Electrical Communication" of Rostov Region

10. Abbreviated name:
JSC "RostovTelecom"

11. Changes in the name and corporate structure of the issuer:

State-Owned Communications and Information Company "Rossvyazinform" of the Rostov Region of the Ministry of Communications of the Russian Federation
SOCIC "Rossvyazinform" of the Rostov Region
Adopted: *11.23.1992*

Open Type Joint Stock Company "Electrical Communication" of Rostov Region
JSC "Telecom"
Adopted: *06.29.1994*

Open Joint Stock Company "Electrical Communication" of Rostov Region
JSC "Telecom"
Adopted: *07.02.1996*

Open Joint Stock Company "Electrical Communication" of Rostov Region
JSC "Telecom" of Rostov Region
Adopted: *06.30.1997*

Open Joint Stock Company "Electrical Communication" of Rostov Region
JSC "RostovTelecom"
Adopted: *07.15.1998*

The effective name was adopted on *07.15.1998*

12. State registration of the issuer and the licenses it holds:
Date of the issuer's state registration: *07.18.1994*
State registration certificate (any other documentary confirmation of the issuer's state registration) No.: *1851 AO-RP*
Registration authority:
The Registration Chamber of the Rostov-on-Don City Administration. In connection with the change of the Company's legal and mail addresses,

JSC RostovTelecom received new State Registration Certificate No. 2921, Series AO-RP, issued on December 15, 1999.

Licenses:
No.: *3011*
Date of issuance: *08.16.1996*
Valid till: *10.01.2004*
Licensing authority: *Ministry of Communications of the Russian Federation*
Activities: *Telecommunications services*

No.: *021225*
Date of issuance: *02.15.1999*
Valid till: *02.14.2004*
Licensing authority: *The North Caucasian Regional Branch of the Federal Licensing Centre of the Ministry of Construction of the Russian Federation*
Activities: *developing city designing and building documentation*

No.: *021226*
Date of issuance: *02.15.1999*
Valid till: *02.14.2004*
Licensing authority: *The North Caucasian Regional Branch of the Federal Licensing Centre of the Ministry of Construction of the Russian Federation*
Activities: *engineering surveying for construction*

No.: *021227*
Date of issuance: *02.15.1999*
Valid till: *02.14.2004*
Licensing authority: *The North Caucasian Regional Branch of the Federal Licensing Centre of the Ministry of Construction of the Russian Federation*
Activities: *designing*

No.: *01592*
Date of issuance: *02.22.2000*
Valid till: *02.22.2003*
Licensing authority: *The Federal Mining and Industrial Supervision of Russia (Gosgortekhnadzor of Russia)*
Activities: *Operation of hazardous industrial objects: operation of gas utilities*

No.: *13399*
Date of issuance: *11.30.1999*
Valid till: *11.30.2004*
Licensing authority: *The State Committee of the Russian Federation for Telecommunications*
Activities: *Services related to broadcasting of TV and audio programs and transfer of additional information*

No.: *022894*
Date of issuance: *06.19.2000*
Valid till: *06.18.2005*
Licensing authority: *The North Caucasian Regional Branch of the Federal Licensing Centre of the Ministry of Construction of the Russian Federation*
Activities: *production of certain construction materials, constructions and goods*

No.: *022893*
Date of issuance: *06.19.2000*
Valid till: *06.18.2005*
Licensing authority: *The North Caucasian Regional Branch of the Federal Licensing Centre of the Ministry of Construction of the Russian Federation*
Activities: *construction and assembly*

No.: *YuZhG-00128*
Date of issuance: *05.22.2000*
Valid till: *05.22.2003*
Licensing authority: *Federal Service of Geodesy and Cartography of Russia*
Activities: *works relating to geodesy and cartography*

No.: *010532*
Date of issuance: *03.27.2001*
Valid till: *03.27.2004*
Licensing authority: *Ministry of Internal Affairs of the Russian Federation, State Fire Prevention Service*
Activities: *assembly, adjustment, repair and maintenance of fire protection systems and equipment (other than those relating to construction)*

No.: *010533*
Date of issuance: *03.27.2001*

Valid till: *03.27.2004*
Licensing authority: *Ministry of Internal Affairs of the Russian Federation, State Fire Prevention Service*
Activities: *assembly, adjustment, repair and maintenance of fire protection systems and equipment (other than those relating to construction)*

No.: *010534*
Date of issuance: *03.27.2001*
Valid till: *03.27.2004*
Licensing authority: *Ministry of Internal Affairs of the Russian Federation, State Fire Prevention Service*
Activities: *development of measures to ensure fire safety, scientific and technical advice on fire safety*

No.: *5115*
Date of issuance: *04.17.2001*
Valid till: *04.17.2006*
Licensing authority: *Ministry of the Russian Federation for Press, TV and Radio Broadcasting and Mass Media*
Activities: *cable radio broadcasting*

No.: *5083*
Date of issuance: *04.03.2001*
Valid till: *12.29.2005*
Licensing authority: *Ministry of the Russian Federation for Press, TV and Radio Broadcasting and Mass Media*
Activities: *air radio broadcasting*

No.: *17456*
Date of issuance: *03.15.2001*
Valid till: *03.15.2004*
Licensing authority: *Ministry of the Russian Federation for Communications and Information*
Activities: *local telecommunications services using radio paging facilities*

No.: *5210*
Date of issuance: *05.24.2001*
Valid till: *07.05.2006*
Licensing authority: *Ministry of the Russian Federation for Press, TV and Radio Broadcasting and Mass Media*
Activities: *air radio broadcasting*

No.: *061397*
Date of issuance: *03.01.2002*
Valid till: *03.01.2005*
Licensing authority: *Ministry of General and Professional Education*
Activities: *the right to engage in educational activities in accordance with educational programs*

No.: *21007*
Date of issuance: *02.07.2002*
Valid till: *02.07.2007*
Licensing authority: *Ministry of the Russian Federation for Communications and Informatization*
Activities: *mobile wireless telecommunications services*

No.: *21014*
Date of issuance: *02.07.2002*
Valid till: *02.07.2005*
Licensing authority: *Ministry of the Russian Federation for Communications and Informatization*
Activities: *radio paging services*

13. Taxpayer Identification No.:
6164100189

14. The industry to which the issuer belongs:
OKOHKh Codes:
52300

15. The issuer's location, mail address and contact telephone Nos.:
Location: *47 Bratsky Pereulok, Rostov-on-Don*
Mail address: *47 Bratsky Pereulok, 344082 Rostov-on-Don*
Phone: *(8632) 44-22-01* Facsimile: *44-24-10*
E-mail: *ovm@donpac.ru*

16. The issuer's auditor:
Name: *Limited Liability Company Accounting and Consulting Firm TOP-AUDIT*
Location: *73 Volokolamskoye Shosse, 123424 Moscow*
Taxpayer Identification No. (INN): *7733059640*
Mail address: *Building 1, 43 Ulitsa Pokrovka, 103062 Moscow*
Phone: *(095) 916 0911* Facsimile: *(095) 917 8789*
E-mail: *topaudit@commail.ru*

License held by the auditor:
No.: *000931*
Date of issuance: *07.22.1999*
Date of expiry: *07.22.2002*
Licensing authority: *Ministry of Finance of the Russian Federation*

17. Organizations registering the rights to the securities of the issuer
Registrar:
Name: *Registrator-Svyaz Closed Joint Stock Company*
Location: *27 Ulitsa Presnensky Val, 107014 Moscow*
Mail address: *P.O.Box 128, 15A Bolshaya Olenya Ulitsa, 107014 Moscow*
Phone: *(095) 742-93-51* Facsimile: *742-93-52*
E-mail: *regsw@glasnet.ru*

License:
No.: *01147*
Date of issuance: *10.05.1996*
Date of expiry: *10.08.2002*
Licensing authority: *Federal Securities Market Commission of the Russian Federation*
The date when this registrar opened the register: *04.14.1997*

The issuer did not keep its securities in centralized custody in the reporting quarter.

18. The issuer's depositary: *no*

19. Participants in the issuer:
Total number of shareholders (participants): *3,447*

Holders of at least 5% in the issuer's charter capital:

19.1 Name: *Communications Investment Company Open Joint Stock Company*
Location: *Building 2, 55 Ulitsa Plyushchikha, 119121 Moscow*
Mail address: *Building 2, 55 Ulitsa Plyushchikha, 119121 Moscow*
Interest: *38%*

Holders of at least 25% in the charter capital of the issuer's shareholder (participant):

19.1.1 Name: *Ministry of Property Relations of the Russian Federation*
Location: *9 Nikolsky Pereulok, 103685 Moscow*
Mail address: *9 Nikolsky Pereulok, 103685 Moscow*
Interest: *50% + 1 share*

19.1.2 Name: *MUSTCOM LIMITED*
Location: *3 Themistoklis Dervis Street Julia House CY-1066 Nicosia, Cyprus*
Mail address: *3 Themistoklis Dervis Street Julia House CY-1066 Nicosia, Cyprus*
Interest: *25% + 1 share*

19.2 Name: *PROTSVETANIYE HOLDINGS LIMITED*
Location: *10 Mnasiadou Street, Nicosia, Cyprus*
Mail address: *Building 1, 17 Ulitsa Bolshaya Nikitskaya, 103009 Moscow*
Interest: *6.828%*

Holders of at least 25% in the charter capital of the issuer's shareholder (participant).

19.2.1 Name: *The Russian Prosperity Fund*
Location: *the Cayman Islands*
Mail address: *P.O. Box Ugland House, Grand Cayman, Cayman Islands*
Interest: *99.9%*

20. The issuer's corporate structure:

Supreme management body:	*General Meeting of Shareholders*
Supervisory Board:	*Board of Directors*
Executive bodies:	*General Director, Management Board*

Competence of the general meeting of shareholders (participants) of the issuer in accordance with the charter (constituent documents):

The following issues shall belong to the exclusive competence of the General Meeting of Shareholders:

9.5.1.1 approval of any amendments or supplements to the Charter of the Company (other than those referred to in Section 12.4 hereof) and approval of a restated version of the Charter;

9.5.1.2 decision on the reorganization of the Company;

9.5.1.3 decision on the liquidation of the Company and appointment of the Company's Liquidation Commission and approval of the interim and final liquidation balances;

9.5.1.4 determining the number of members of the Board of Directors of the Company, election and early termination of its members and the compensation related to their acting as members of the Board of Directors;

9.5.1.5 approval of the maximum number of authorized shares;

9.5.1.6 decision on decrease of the Company's charter capital by decreasing the nominal value of the shares, by purchasing shares for the purpose of decreasing their total number, by canceling shares which were not fully paid for or by redeeming shares acquired or repurchased by the Company;

9.5.1.7 approval of the number of members of the Management Board and appointment of the General Director of the Company and their early termination;

9.5.1.8 election and early termination of the members of the Audit Commission (the controller) of the Company;

9.5.1.9 appointment of the Company's external auditor;

9.5.1.10 approval of the annual report, the balance sheet and profit and loss statement of the Company, and distribution of profits and losses of the Company;

9.5.1.11 decision on waiver of the pre-emptive right of a shareholder to purchase the Company's shares or other securities convertible into shares to be placed by open subscription and payable in cash, and on the effective term of such decision;

9.5.1.12 the procedure for holding General Meetings (the rules);

9.5.1.13 establishment of the counting commission;

9.5.1.14 election of the method by which the Company makes documents (information) available to the shareholders, including choice of the publication in the event the information shall be published;

9.5.1.15 decision on the splitting and consolidation of the Company's shares;

9.5.1.16 decision on transactions in the event of a conflict of interests following the procedure and subject to the conditions and restrictions set forth in Article XI of the Federal Law "On Joint Stock Companies";

9.5.1.17 decision on major transactions involving acquisition or disposal of the Company's property in the instances, following the procedure and subject to the conditions and restrictions set forth in Article X of the Federal Law "On Joint Stock Companies";

9.5.1.18 acquisition and redemption by the Company of its outstanding shares;

9.5.1.19 participation in holding companies and financial and industrial groups;

9.5.1.20 decisions regarding annual dividends, approval of their amount, form and method of payment for each category and class of shares according to a recommendation of the Board of Directors;

9.5.1.21 decision on reimbursement of the expenses from the funds of the Company in the event an extraordinary meeting is convened by persons demanding that such meeting is convened;

9.5.1.22 approval of the Regulations of the procedures of the Audit Commission and the Board of Directors of the Company.

9.5.1.23 decision on increase of the Company's charter capital by increasing the nominal value of the shares or by placing additional shares to the extent of the registered capital in the event the Board of Directors of the Company fail to adopt a unanimous decision.

Competence of the issuer's Board of Directors (supervisory board) in accordance with its charter (constituent documents):

The Board of Directors of the Company shall have the following exclusive competence:

11.10.1 to determine the priority activities of the Company and to approve its business plan;

11.10.2 to call annual and extraordinary General Meetings of the Company;

11.10.3 to approve the agenda of General Meetings of shareholders;

11.10.4 to determine the date of closing the list of the shareholders having the right to participate in the General Meeting; to determine the date, place and time of any General Meeting of Shareholders, to determine the list of information (materials) to be made available to shareholders in the process of preparation for a General Meeting of Shareholders; to determine the form and wording of voting ballots; to nominate members of the counting commission;

11.10.5 to submit for consideration of the General Meeting the following matters:

11.10.5.1 reorganization of the Company;

11.10.5.2 waiver of the pre-emptive right of shareholders to purchase the Company's shares or other securities convertible into shares;

11.10.5.3 election of the method by which the Company makes information available to the shareholders, including choice of the publication in the event the information shall be published;

11.10.5.4 split and consolidation of the Company's shares;

11.10.5.5 decisions on transactions in the event of a conflict of interests in the instances, following the procedure and subject to the conditions and restrictions set forth in Article X of the Federal Law "On Joint Stock Companies";

11.10.5.6 decision on large-scale transactions involving acquisition or disposal of the Company's property in the instances, following the procedure and subject to the conditions and restrictions set forth in Article X of the Federal Law "On Joint Stock Companies";

11.10.5.7 acquisition and redemption by the Company of its outstanding shares;

11.10.5.8 participation in holding companies and financial and industrial groups;

11.10.6 to decide on increase in the charter capital of the Company through increase in the par value of the outstanding shares or through placement of shares of the Company to the extent of the registered capital;

11.10.7 to decide on placement of bonds or other securities of the Company;

11.10.8 to determine the market value of the assets;

11.10.9 to repurchase outstanding shares, bonds and other securities of the Company as provided for by this Charter;

11.10.10 to appoint members of the Management Board of the Company upon recommendation of the General Director and to establish their remuneration and compensations. To prolong the term of the individual executive body until the next annual General Meeting of Shareholders in the event its term expires between two annual General Meetings of Shareholders;

11.10.11 to recommend the amount of the remuneration and compensations payable to the members of the Board of Directors and the Audit Commission (the Comptroller) of the Company and to establish the remuneration of the auditor;

11.10.12 to recommend on the amount of annual dividend on the shares and on the procedure for the payment thereof. To decide on the payment of interim (quarterly, semiannual) dividends, the amount of the dividend, the time, procedure and form of payment of the dividend on each class (type) of shares;

11.10.13 to decide on application of the reserve fund and other funds of the Company;

11.10.14 to approve the internal documents of the Company specifying the procedures of its corporate (executive) bodies;

11.10.15 to establish and liquidate branches and representative offices of the Company;

11.10.16 to decide on participation of the Company in other organizations (except holding companies and financial and industrial groups) and other associations of commercial organizations;

11.10.17 to enter into large-scale transactions involving assets the value of which amounts to 25 to 50% of the balance sheet value of the Company's assets as of the date of the decision on such transaction;

11.10.18 to decide on interest-party transactions in the instances, following the procedure and subject to the conditions and restrictions set forth in Article XI of the Federal Law "On Joint Stock Companies";

11.10.19 to give preliminary approval of the annual report of the Company not later than 30 days prior to the date of the annual General Meeting of Shareholders;

11.10.20 to approve the results of placement of additional shares;

11.10.21 to approve the form of the request by a shareholder that the Company repurchase its shares and the form of the request by a shareholder to sell shares to the Company;

11.10.22 to elect the Chairman and Deputy Chairman of the Board of Directors;

11.10.23 to adopt the rules and Regulations for meetings of the Board of Directors;

11.10.24 to appoint and terminate officers of the Management Board of the Company upon agreement with the General Director;

11.10.25 to consider opinions of the Audit Commission and the auditor of the Company;

11.10.26 to determine the persons to be authorized to execute labor agreements (contracts) with the General Director and members of the Management Board on behalf of the Company;

11.10.27 to approve a transaction or several transactions involving the assets of the Company, the value of which amounts to 1.0 to 25.0% of the balance sheet value of the Company's assets as of the date of the decision on such transaction to be performed by the executive bodies, with the exception of the transactions performed in the normal course of business;

11.10.28 to elect an independent registrar;

11.10.29 to amend the Charter with regard to increase in the charter capital of the Company on the basis of a decision to increase the charter capital through an increase in the nominal value of shares or placement of additional shares;

11.10.30 to determine the nature, scope and method of protection of commercial secrets;

11.10.31 to approve decisions to issue securities, prospectuses and reports on results of issuance;

11.10.32 to approve the Regulations on the Company's logo;

11.10.33 to nominate members of the counting commission;

11.10.34 to approve the terms of contracts (agreements) to be entered into with the General Director and members of the Management Board;

11.10.35 to consider the remuneration payable to the General Director on the basis of the Company's results of operations;

11.10.36 to determine the person authorized to act as the General Director in the event the current General Director is unable to exercise his authority;

11.10.37 to prolong the effective term of the contract (agreement) with the General Director to the extent of the term established in this Charter;

11.10.38 to terminate the contract (agreement) with the General Director in the event the General Director is terminated at the general meeting of shareholders;

11.10.39 other matters provided for in the Federal Law "On Joint Stock Companies" and this Charter.

Competence of the issuer's individual and collective executive bodies in accordance with its charter (constituent documents):

The General Director of the Company has the authority to supervise the activities of the Company on a day-to-day basis except the matters which belong to the exclusive competence of the General Meeting of Shareholders, the Board of Directors or the Management Board of the Company.

13.4 The General Director shall have the authority to:

13.4.1 control the operations of the Company;

13.4.2 act on behalf of the Company without the power-of-attorney, including to represent it at any authorities, organizations and governmental (municipal) agencies both in the Russian Federation and abroad;

13.4.3 enter into transactions on behalf of the Company, including to execute any agreements and contracts unless it belongs to the competence of the General Meeting of Shareholders, the Board of Directors or the Management Board of the Company;

13.4.4 control the assets of the Company to the extent provided for in the Charter; unless such control belongs to the exclusive competence of the General Meeting of Shareholders or the Board of Directors of the Company;

13.4.5 issue powers-of-attorney on behalf of the Company;

13.4.6 open accounts of the Company with any bank, have the right of first signature of financial documents;

13.4.7 arrange keeping records and accounting of the Company;

13.4.8 approve personnel records, employ and dismiss employees in accordance with personal records, apply incentives and impose penalties on employees;

13.4.9 adopt decisions, issue orders and operational instructions with regard to the Company's internal operations binding upon all the employees of the Company;

13.4.10 preside over General Meetings of shareholders;

13.4.11 act as the Chairman of the Company's Management Board;

13.4.12 represent the Management Board at meetings of the Board of Directors and general meetings of shareholders.

13.4.13 prepare any other necessary materials and proposals to be considered by the General Meeting of Shareholders and the Board of Directors, to ensure the implementation of the decisions adopted thereby;

13.4.14 perform the executive activities with regard to development of the list of information containing commercial secrets, issue orders and give instructions regarding compliance with the requirements of protection of commercial secrets;

13.4.15 perform any other functions required to reach the objectives of the Company with the exception of the functions which belong to the exclusive competence of the General Meeting of Shareholders, the Board of Directors and the Management Board of the Company.

13.5 The Management Board shall be the collective executive body of the Company and shall ensure the implementation of the decisions of the General Meeting of Shareholders and the Board of Directors, and shall adopt decisions on the matters which belong to its competence pursuant to the Regulations on the Management Board approved by the Board of Directors of the Company.

21. Members of the issuer's Board of Directors (supervisory board)

The Board of Directors
Chairman: ***Vadim Ye. Belov***

Members of the Board of Directors:
Vadim Ye. Belov
Born in ***1958***

Positions held in the five most recent years:
Period: ***1991 through 1997***
Entity: ***State Committee of the RSFSR for Anti-Monopoly Policies and Support of New Economic Structures***
Field of activity: ***economics***
Position: ***Deputy Chairman***

Period: ***1998 through 1998***
Entity: ***Moscow Representative Office of SPK Capital Limited***
Field of activity: ***economics***
Position: ***Managing Director***

Period: ***1999 through present time***
Entity: ***OAO Svyazinvest***
Field of activity: ***communications***
Position: ***Deputy General Director***

Period: ***2000 through present time***

Entity: *OAO Svyazinvest*
Field of activity: *attracting funds from Russian and foreign investors, implementing commercial investment projects in telecommunications*
Position: *Member of the Management Board*

Period: *2001 through present time*
Entity: *OAO Southern Telecommunications Company (STC)*
Field of activity: *telecommunications services*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Uralsvyazinform*
Field of activity: *telecommunications services*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO The Central Telecommunications Company*
Field of activity: *telecommunications services*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *JSC RostovTelecom*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO VolgogradElectrosvyaz*
Field of activity: *telecommunications services*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO ROSTELECOM*
Field of activity: *telecommunications services*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Electrical Communications of the Novosibirsk Region*
Field of activity: *telecommunications services*
Position: *member of the Board of Directors*

Period: *2001 through present time*

Entity: *OAO Uraltelecom of the Sverdlovsk Region*
Field of activity: *telecommunications services*
Position: *Chairman of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in any issuer's subsidiary or dependent company: ***no***

Remuneration paid within the reporting quarter:
Salary: ***RUR 0***
Bonuses: ***RUR 0***
Commission: ***RUR 0***
Other compensation in kind: ***RUR 12,585***
Total: ***RUR 12,585***

Vladimir L. Gorbachev
Born in ***1950***

Positions held in the five most recent years:
Period: ***1994 through 2001***
Entity: ***OAO KubanElectrosvyaz***
Field of activity: ***communications***
Position: ***General Director***

Period: ***2000 through present time***
Entity: ***Association of North Caucasus Telecom Operators***
Field of activity: ***communications***
Position: ***President of the Association***

Period: ***2001 through present time***
Entity: ***OAO The Southern Telecommunications Company***
Field of activity: ***communications***
Position: ***Deputy Chairman of the Board of Directors***

Period: ***2001 through present time***
Entity: ***OAO SevosetinElectrosvyaz***
Field of activity: ***communications***
Position: ***Chairman of the Board of Directors***

Period: ***2001 through present time***
Entity: ***JSC RostovTelecom***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Period: *2001 through present time*
Entity: *OAO Telecommunications of the Republic of Adygeya*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO The Southern Telecommunications Company (STC)*
Field of activity: *communications*
Position: *General Director*

Period: *2001 through present time*
Entity: *OAO The Kabardino-Balkaria Telecommunications*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Telecommunications of the Stavropol Kray*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *ZAO TeleRoss-KubanElectrosvyaz*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *The Volgograd Open Joint Stock Company Electrosvyaz*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *ZAO Kuban-GSM*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *ZAO Orbita Health Complex*
Field of activity: *public health*
Position: *Chairman of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in any issuer's subsidiary or dependent company: ***no***

Remuneration paid within the reporting quarter:
Salary: ***RUR 0***
Bonuses: ***RUR 0***
Commission: ***RUR 0***
Other compensation in kind: ***RUR 12,585***
Total: ***RUR 12,585***

Alla B. Grigorieva
Born in ***1967***

Positions held in the five most recent years:
Period: ***1995 through 1996***
Entity: ***Ministry of Communications of the Russian Federation***
Field of activity: ***communications***
Position: ***Head of the Division of Support of New Economical Structures of the Department for Work with Federal Property***

Period: ***1996 through 1997***
Entity: ***OAO Svyazinvest***
Field of activity: ***communications***
Position: ***Chief Specialist of the Securities and Stockholdings Management Service***

Period: ***1996 through 1997***
Entity: ***OAO The Kostroma City Switch***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Period: ***1996 through 1997***
Entity: ***Open Joint Stock Company Telecommunications of the Kostroma Region***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Period: ***1996 through 1997***
Entity: ***Open Joint Stock Company Telecommunications of the Orel Region***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Period: *1996 through 1997*
Entity: *Open Joint Stock Company Telecommunications of the Kemerovo Region*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *1997 through 1999*
Entity: *OAO Ivtelecom*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *1997 through 1998*
Entity: *OAO Amursvyaz*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *1997 through 1999*
Entity: *OAO Svyazinvest*
Field of activity: *communications*
Position: *Deputy Head of the Stockholdings Management Service*

Period: *1999 through present time*
Entity: *OAO Svyazinvest*
Field of activity: *communications*
Position: *Deputy Director and Head of the Division of Representatives of the Corporate Management Department*

Period: *1999 through 2000*
Entity: *OAO Karachaevocherkesk Telecom*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Uralsvyazinform of the Perm Region*
Field of activity: *telecommunications services*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *Open Joint Stock Company Telecommunications Networks of the Udmurtia Republic*
Field of activity: *telecommunications services*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *Open Joint Stock Company Telecommunications of the Kaluga Region*
Field of activity: *telecommunications services*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Svyazinform of the Penza Region*
Field of activity: *telecommunications services*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *Open Joint Stock Company Svyazinform of the Nizhny Novgorod Region*
Field of activity: *telecommunications services*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *Open Joint Stock Company Electrical Communication of Rostov Region*
Field of activity: *telecommunications services*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Sakhalinsvyaz*
Field of activity: *telecommunications services*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Telecommunications of the Republic of Adygeya*
Field of activity: *telecommunications services*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Electrical Communications of the Ulianovsk Region*
Field of activity: *telecommunications services*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in any issuer's subsidiary or dependent company: ***no***

Remuneration paid within the reporting quarter:
Salary: ***RUR 0***

Bonuses: ***RUR 0***
Commission: ***RUR 0***
Other compensation in kind: ***RUR 12,585***
Total: ***RUR 12,585***

Gennady S. Yegorochkin
Born in ***1947***

Positions held in the five most recent years:
Period: ***1994 through 1996***
Entity: ***the Rostov City Switch***
Field of activity: ***communications***
Position: ***Chief Engineer***

Period: ***1996 through present time***
Entity: ***JSC RostovTelecom***
Field of activity: ***communications***
Position: ***1st Deputy General Director***

Period: ***1996 through present time***
Entity: ***JSC RostovTelecom***
Field of activity: ***communications***
Position: ***Member of the Board of Directors***

Period: ***2001 through present time***
Entity: ***OAO Commercial Bank Centre-Invest***
Field of activity: ***banking***
Position: ***Member of the Board of Directors***

Interest in the issuer's charter capital: ***1.211%***
Interest held in any issuer's subsidiary or dependent company: ***no***

Remuneration paid within the reporting quarter:
Salary: ***RUR 123,956.25***
Bonuses: ***RUR 18,405***
Commission: ***RUR 0***
Other compensation in kind: ***RUR 12,585***
Total: ***RUR 154,946.25***

Nail I. Ismailov
Born in ***1939***

Positions held in the five most recent years:
Period: *1995 through 1996*
Entity: *Ministry of Communications of the Russian Federation*
Field of activity: *communications*
Position: *Head of UIP*

Period: *1996 through 1999*
Entity: *OAO Svyazinvest*
Field of activity: *communications*
Position: *General Director*

Period: *1998 through present time*
Entity: *JSC RostovTelecom*
Field of activity: *communications*
Position: *Member of the Board of Directors*

Period: *1999 through present time*
Entity: *Union of Manufacturers and Consumers of Communications Equipment (UMCCE)*
Field of activity: *communications*
Position: *President*

Interest in the issuer's charter capital: ***no***
Interest held in any issuer's subsidiary or dependent company: ***no***

Remuneration paid within the reporting quarter:
Salary: ***RUR 0***
Bonuses: ***RUR 0***
Commission: ***RUR 0***
Other compensation in kind: ***RUR 12,585***
Total: ***RUR 12,585***

Andrey A. Kraynik
Born in ***1959***
Positions held in the five most recent years:
Period: *1993 through 1997*
Entity: *General Director*
Field of activity: *sales of vehicles*
Position: *General Director*

Period: *1997 through 1997*
Entity: *OAO Firm IST*
Field of activity: *communications*

Position: *General Director*

Period: *1997 through 2001*
Entity: *OAO The Krasnodar Cellular Communications*
Field of activity: *communications*
Position: *General Director*

Period: *2001 through present time*
Entity: *ZAO Mobicom-Caucasus*
Field of activity: *communications*
Position: *General Director*

Period: *2001 through present time*
Entity: *JSC RostovTelecom*
Field of activity: *communications*
Position: *Member of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in any issuer's subsidiary or dependent company: ***no***

Remuneration paid within the reporting quarter:
Salary: ***RUR 0***
Bonuses: ***RUR 0***
Commission: ***RUR 0***
Other compensation in kind: ***RUR 12,585***
Total: ***RUR 12,585***

Stanislav N. Panchenko
Born in ***1945***
Positions held in the five most recent years:
Period: *1971 through 1996*
Entity: *Military Unit 93967*
Field of activity: *army*
Position: *military man*

Period: *1996 through present time*
Entity: *OAO Svyazinvest*
Field of activity: *communications*
Position: *Deputy General Director*

Period: *2000 through present time*
Entity: *Open Joint Stock Company Communications Investment Company*

Field of activity: *attracting funds from Russian and foreign investors, implementing commercial investment projects in telecommunications*
Position: *Member of the Management Board*

Period: *2001 through present time*
Entity: *OAO Lensvyaz*
Field of activity: *telecommunications services*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *JSC RostovTelecom*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO LipetskElectrosvyaz*
Field of activity: *telecommunications services*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Electrical Communications of the Vladimir Region*
Field of activity: *telecommunications services*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Dagsvyazinform*
Field of activity: *telecommunications services*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Nizhegorodsvyazinform*
Field of activity: *telecommunications services*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Electrical Communications of the Stavropol Kray*
Field of activity: *telecommunications services*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *Open Joint Stock Company for Domestic Long-Distance and International Telephone Telecommunications ROSTELECOM*
Field of activity: *telecommunications services*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in any issuer's subsidiary or dependent company: ***no***

Remuneration paid within the reporting quarter:
Salary: ***RUR 0***
Bonuses: ***RUR 0***
Commission: ***RUR 0***
Other compensation in kind: ***RUR 12,585***
Total: ***RUR 12,585***

Vladimir N. Romashkin
Born in ***1944***

Positions held in the five most recent years:
Period: ***1990 through 2001***
Entity: ***the Rostov Long-Distance Switch***
Field of activity: ***communications***
Position: ***Director***

Period: ***1996 through present time***
Entity: ***JSC RostovTelecom***
Field of activity: ***communications***
Position: ***Member of the Board of Directors***

Period: ***2001 through present time***
Entity: ***JSC RostovTelecom***
Field of activity: ***communications***
Position: ***Deputy Head of the Rostov Technical Telecommunications Unit***

Interest in the issuer's charter capital: *2.422%*
Interest held in any issuer's subsidiary or dependent company: ***no***

Remuneration paid within the reporting quarter:
Salary: ***RUR 77,095.28***
Bonuses: ***RUR 24,308.84***

Commission: ***RUR 0***
Other compensation in kind: ***RUR 12,585***
Total: ***RUR 113,989.12***

Valery V. Ukhov
Born in *1947*

Period: ***1995 through present time***
Entity: ***JSC RostovTelecom***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Period: ***1995 through present time***
Entity: ***JSC RostovTelecom***
Field of activity: ***communications***
Position: ***General Director***

Period: ***1998 through 2001***
Entity: ***OAO Commercial Bank Centre-Invest***
Field of activity: ***banking***
Position: ***Member of the Board of Directors***

Period: ***1998 through present time***
Entity: ***ZAO Dontelecom***
Field of activity: ***communications***
Position: ***Member of the Board of Directors***

Period: ***2000 through present time***
Entity: ***Association of North Caucasus Telecom Operators***
Field of activity: ***communications***
Position: ***Vice President***

Interest in the issuer's charter capital: *3.532%*
Interest held in any issuer's subsidiary or dependent company: ***no***

Remuneration paid within the reporting quarter:
Salary: ***RUR 208,226.98***
Bonuses: ***RUR 40,000***
Commission: ***RUR 0***
Other compensation in kind: ***RUR 12,585***
Total: ***RUR 260,811.98***

22. Individual and collective management bodies and officials of the issuer's manager

The issuer's individual executive body and the members of the collective executive body:

Valery V. Ukhov
Born in *1947*
Period: *1995 through present time*
Entity: *JSC RostovTelecom*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *1995 through present time*
Entity: *JSC RostovTelecom*
Field of activity: *communications*
Position: *General Director*

Period: *1998 through 2001*
Entity: *OAO Commercial Bank Centre-Invest*
Field of activity: *banking*
Position: *Member of the Board of Directors*

Period: *1998 through present time*
Entity: *ZAO Dontelecom*
Field of activity: *communications*
Position: *Member of the Board of Directors*

Period: *2000 through present time*
Entity: *Association of North Caucasus Telecom Operators*
Field of activity: *communications*
Position: *Vice President*

Interest in the issuer's charter capital: *3.532%*
Interest held in any issuer's subsidiary or dependent company: ***no***

Remuneration paid within the reporting quarter:
Salary: ***RUR 208,226.98***
Bonuses: ***RUR 40,000***
Commission: ***RUR 0***
Other compensation in kind: ***RUR 12,585***
Total: ***RUR 260,811.98***

Galina K. Borisova
Born in *1950*

Positions held in the five most recent years:
Period: ***1995 through present time***
Entity: ***JSC RostovTelecom***
Field of activity: ***communications***
Position: ***Deputy General Director for Finance and Marketing***

Period: ***1996 through 2000***
Entity: ***JSC RostovTelecom***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Interest in the issuer's charter capital: ***1.222%***
Interest held in any issuer's subsidiary or dependent company: ***no***

Remuneration paid within the reporting quarter:
Salary: ***RUR 117,000***
Bonuses: ***RUR 14,463***
Commission: ***RUR 0***
Other compensation in kind: ***RUR 0***
Total: ***RUR 131,463***

Viktor A. Burtsev
Born in *1955*

Positions held in the five most recent years:
Period: ***1992 through 1996***
Entity: ***"Computer-Service LTD" TOO***
Field of activity: ***computer-related business***
Position: ***Chief Accountant***

Period: ***1996 through 1996***
Entity: ***JSC RostovTelecom***
Field of activity: ***communications***
Position: ***Deputy Chief Accountant***

Period: ***1996 through present time***
Entity: ***JSC RostovTelecom***
Field of activity: ***communications***
Position: ***Chief Accountant***

Interest in the issuer's charter capital: ***0.0001%***
Interest held in any issuer's subsidiary or dependent company: ***no***

Remuneration paid within the reporting quarter:
Salary: ***RUR 117,564***
Bonuses: ***RUR 20,260***
Commission: ***RUR 0***
Other compensation in kind: ***RUR 0***
Total: ***RUR 137,824***

Gennady S. Yegorochkin
Born in ***1947***

Positions held in the five most recent years:
Period: ***1994 through 1996***
Entity: ***the Rostov City Switch***
Field of activity: ***communications***
Position: ***Chief Engineer***

Period: ***1996 through present time***
Entity: ***JSC RostovTelecom***
Field of activity: ***communications***
Position: ***1st Deputy General Director***

Period: ***1996 through present time***
Entity: ***JSC RostovTelecom***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Period: ***2000 through present time***
Entity: ***OAO Commercial Bank Centre-Invest***
Field of activity: ***banking***
Position: ***Member of the Board of Directors***

Interest in the issuer's charter capital: ***1.211%***
Interest held in any issuer's subsidiary or dependent company: ***no***

Remuneration paid within the reporting quarter:
Salary: ***RUR 123,956.25***
Bonuses: ***RUR 18,405***
Commission: ***RUR 0***
Other compensation in kind: ***RUR 12,585***
Total: ***RUR 154,946.25***

Valentin I. Lozin
Born in ***1941***

Positions held in the five most recent years:
Period: ***1994 through 2000***
Entity: ***JSC RostovTelecom***
Field of activity: ***communications***
Position: ***Deputy General Director, Head of OK and PK***

Period: ***1995 through 1997***
Entity: ***JSC RostovTelecom***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Period: ***2000 through present time***
Entity: ***JSC RostovTelecom***
Field of activity: ***communications***
Position: ***Deputy General Director***

Interest in the issuer's charter capital: ***1.076%***
Interest held in any issuer's subsidiary or dependent company: ***no***

Remuneration paid within the reporting quarter:
Salary: ***RUR 97,500***
Bonuses: ***RUR 16,252***
Commission: ***RUR 0***
Other compensation in kind: ***RUR 0***
Total: ***RUR 113,752***

Yuri V. Metla
Born in ***1950***
Positions held in the five most recent years:
Period: ***1984 through 1996***
Entity: ***the Rostov City Switch***
Field of activity: ***communications***
Position: ***Head of the Development Workshop***

Period: ***1996 through 2001***
Entity: ***the Rostov City Switch***
Field of activity: ***communications***
Position: ***Director***

Period: *1998 through 2001*
Entity: *JSC RostovTelecom*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *JSC RostovTelecom*
Field of activity: *communications*
Position: *Deputy General Director, Commercial Director*

Interest in the issuer's charter capital: *0.048%*
Interest held in any issuer's subsidiary or dependent company: *no*

Remuneration paid within the reporting quarter:
Salary: *RUR 109,200*
Bonuses: *RUR 10,662*
Commission: *RUR 0*
Other compensation in kind: *RUR 0*
Total: *RUR 119,862*

Vladimir Ya. Putilov
Born in *1947*
Positions held in the five most recent years:
Period: *1992 through 1997*
Entity: *the Zernograd City Telecommunications Terminal*
Field of activity: *communications*
Position: *Director*

Period: *1997 through present time*
Entity: *JSC RostovTelecom*
Field of activity: *communications*
Position: *Deputy General Director*

Interest in the issuer's charter capital: *0.045%*
Interest held in any issuer's subsidiary or dependent company: *no*

Remuneration paid within the reporting quarter:
Salary: *RUR 111,258.92*
Bonuses: *RUR 19,583*
Commission: *RUR 0*
Other compensation in kind: *RUR 0*
Total: *RUR 130,841.92*

Oleg G. Mukovozov
Born in ***1969***
Positions held in the five most recent years:
Period: ***1995 through 1996***
Entity: ***OAO FPK Yugmebel***
Field of activity: ***furniture and wood working industry***
Position: ***chief specialist for finance and law***

Period: ***1996 through 1998***
Entity: ***OAO FPK Yugmebel***
Field of activity: ***furniture and wood working industry***
Position: ***chief legal counsel of the law service***

Period: ***1998 through 1998***
Entity: ***OOO Investment and Finance Company Yugmebel-Transinvest***
Field of activity: ***investments***
Position: ***chief legal counsel***

Period: ***1998 through 1999***
Entity: ***OOO Kredit-Invest***
Field of activity: ***commerce***
Position: ***Vice President for Legal Matters***

Period: ***1999 through 1999***
Entity: ***JSC RostovTelecom***
Field of activity: ***communications***
Position: ***legal counsel***

Period: ***1999 through present time***
Entity: ***JSC RostovTelecom***
Field of activity: ***communications***
Position: ***Head of the Law Department***

Interest in the issuer's charter capital: ***no***
Interest held in any issuer's subsidiary or dependent company: ***no***

Remuneration paid within the reporting quarter:
Salary: ***RUR 113,882.37***
Bonuses: ***RUR 13,200***
Commission: ***RUR 0***
Other compensation in kind: ***RUR 0***
Total: ***RUR 127,082.37***

Vladimir A. Yaremchuk
Born in *1958*

Positions held in the five most recent years:
Period: *1993 through 1996*
Entity: *the Rostov City Switch*
Field of activity: *communications*
Position: *1st category engineer, Station Workshop No. 1*

Period: *1996 through 1998*
Entity: *JSC RostovTelecom*
Field of activity: *communications*
Position: *Head of the Production Development Department*

Period: *1998 through present time*
Entity: *JSC RostovTelecom*
Field of activity: *communications*
Position: *Deputy General Director*

Interest in the issuer's charter capital: *0.002%*
Interest held in any issuer's subsidiary or dependent company: *no*

Remuneration paid within the reporting quarter:
Salary: ***RUR 97,500***
Bonuses: ***RUR 14,149***
Commission: ***RUR 0***
Other compensation in kind: ***RUR 0***
Total: ***RUR 111,649***

The person acting as the issuer's individual executive body: *Valery V. Ukhov*

23. Remuneration paid to members of the Board of Directors (Supervisory Board) and other officials of the issuer.

The remuneration paid to all officials listed in Sections 21 and 22 for the reporting period amounted to, in the aggregate:

Salary: ***RUR 1,271,415.73***
Bonuses: ***RUR 362,146.93***
Commission: ***RUR 0***
Other compensation in kind: ***RUR 566,196.02***

Total: ***RUR 2,199,758.68***

See also Sections 21 and 22.

24. Legal entities in which the issuer holds an interest.

Legal entities in which the issuer holds at least 5% in the charter capital:

Name: *Faktorial-99 Limited Liability Company*
Location: *47 Bratsky Pereulok, Rostov-on-Don*
Mail address: *47 Bratsky Pereulok, 344082 Rostov-on-Don (office)*
Interest owned by the issuer in the charter capital of the entity: *100.0%*

Name: *Dontelecom Closed Joint Stock Company*
Location: *15 Ulitsa Kayani, Rostov-on-Don*
Mail address: *7th floor, 10 Beregovaya Ulitsa, 344088 Rostov-on-Don*
Interest owned by the issuer in the charter capital of the entity: *33.33%*

Name: *Rostovgiproshakht Open Joint Stock Company*
Location: *47 Bratsky Pereulok, Rostov-on-Don*
Mail address: *Building 7, 157 Krasnoarmeyskaya Ulitsa, 344010 Rostov-on-Don*
Interest owned by the issuer in the charter capital of the entity: *22.46%*

Name: *Closed Joint Stock Company Russian Documentary Telecommunications Rostelegraph*
Location: *7 Tverskaya Ulitsa, 103374 Moscow*
Mail address: *7 Tverskaya Ulitsa, 103374 Moscow*
Interest owned by the issuer in the charter capital of the entity: *7.84%*

Name: *Centre Invest Commercial Bank Open Joint Stock Company*
Location: *62 Prospekt Sokolova, Rostov-on-Don*
Mail address: *62 Prospekt Sokolova, 344010 Rostov-on-Don*
Interest owned by the issuer in the charter capital of the entity: *6.31%*

25. Interests held by all legal entities in which the issuer holds at least 5% in the charter capital and officials thereof in the issuer's charter capital

25.1 Name: *Faktorial-99 Limited Liability Company*
Location: *47 Bratsky Pereulok, 344082 Rostov-on-Don*
Mail address: *47 Bratsky Pereulok, 344082 Rostov-on-Don*

Interest owned by the issuer in the charter capital of the entity: *100%*
Interest owned by the entity in the issuer's charter capital: *0.0002%*

25.2 Name: *Dontelecom Closed Joint Stock Company*
Location: *15 Ulitsa Kayani, Rostov-on-Don*
Mail address: *7th floor, 10 Beregovaya Ulitsa, 344088 Rostov-on-Don*
Interest owned by the issuer in the charter capital of the entity: *33.3%*
Interest owned by the entity in the charter capital of the issuer: *no*

Officials:
25.4.1 *Valery V. Ukhov*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *3.532%*

25.3 Name: *Rostovgiproshakht Open Joint Stock Company*
Location: *47 Bratsky Pereulok, Rostov-on-Don*
Mail address: *Building 7, 157 Krasnoarmeyskaya Ulitsa, 344010 Rostov-on-Don*
Interest owned by the issuer in the charter capital of the entity: *22.46%*
Interest owned by the entity in the charter capital of the issuer: *no*

25.4 Name: *Closed Joint Stock Company Russian Documentary Telecommunications Rostelegraph*
Location: *7 Tverskaya Ulitsa, 103374 Moscow*
Mail address: *7 Tverskaya Ulitsa, 103374 Moscow*
Interest owned by the issuer in the charter capital of the entity: *7.84%*
Interest owned by the entity in the charter capital of the issuer: *no*

25.5 Name: *Centre Invest Commercial Bank Open Joint Stock Company*
Location: *62 Prospekt Sokolova, Rostov-on-Don*
Mail address: *62 Prospekt Sokolova, 344010 Rostov-on-Don*
Interest owned by the issuer in the charter capital of the entity: *6.31%*
Interest owned by the entity in the charter capital of the issuer: *0.031%*

Officials:
25.7.1 *Gennady S. Yegorochkin*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *1.211%*

26. Other affiliates of the issuer:

26.1 Name: *AO Telecommunications of the Ulianovsk Region*
Location: *60 Ulitsa L. Tolstogo, 432601 Ulianovsk*
Mail address: *60 Ulitsa L. Tolstogo, 432601 Ulianovsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.2 Name: *AOZT Radiopaging Incorporated Co.*
Location: *Building 2, 29 Ulitsa Narodnogo Opolcheniya, 123154 Moscow*
Mail address: *Building 2, 29 Ulitsa Narodnogo Opolcheniya, 123154 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.3 Name: *AOZT Spring Set*
Location: *7 Tverskaya Ulitsa, 103375 Moscow*
Mail address: *Buildings 1-2, 42 Ulitsa Yakimanka, 117049 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.4 Name: *AOZT SK Kostars*
Location: *Apt. 33-08, Building 3, 42 Leninsky Prospekt, 117119 Moscow*
Mail address: *15a Kalanchevskaya Ulitsa, 107078 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.5 Name: *DZAO The Armavir Communications Works*
Location: *1a Urupskaya Ulitsa, Armavir, 352903 the Krasnodar Kray*
Mail address: *1a Urupskaya Ulitsa, Armavir, 352903 the Krasnodar Kray*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.6 Name: *ZAO Avtotsentr Yug*
Location: *48 Myskhakskoye Shosse, Novorossiysk, 353900 the Krasnodar Kray*
Mail address: *48 Myskhakskoye Shosse, Novorossiysk, 353900 the Krasnodar Kray*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.7 Name: *ZAO Joint Stock Commercial Innovation Bank for the Development of Communications and Information Facilities "Pochtobank"*
Location: *68 Ulitsa Lenina, 614096 Perm*
Mail address: *68 Ulitsa Lenina, 614096 Perm*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.8 Name: *ZAO The Altay Investment Company ALTINKOM*
Location: *96 Ulitsa Papanintsev, 656049 Barnaul*
Mail address: *96 Ulitsa Papanintsev, 656049 Barnaul*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.9 Name: *ZAO Altel*
Location: *54V Prospekt Lenina, 656099 Barnaul*
Mail address: *54V Prospekt Lenina, 656099 Barnaul*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.10 Name: *ZAO Arkhangelsk Mobile Networks*
Location: *4 Ploshchad Lenina, 163061 Arkhangelsk*
Mail address: *4 Ploshchad Lenina, 163061 Arkhangelsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.11 Name: *ZAO ATS-32*
Location: *94 Ulitsa Mira, 664002 Irkutsk*
Mail address: *94 Ulitsa Mira, 664002 Irkutsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.12 Name: *ZAO ATS-41*
Location: *P.O. Box 2340, 27 Ulitsa Mira, 665700 Bratsk*
Mail address: *P.O. Box 2340, 27 Ulitsa Mira, 665700 Bratsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.13 Name: *ZAO Baikalvestkom*
Location: *68 the 2nd Zheleznodorozhnaya Ulitsa, 664005 Irkutsk*
Mail address: *68 the 2nd Zheleznodorozhnaya Ulitsa, 664005 Irkutsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.14 Name: *ZAO The Belgorod Cellular Communications*
Location: *3 Pl. Revolyutsii, 308800 Belgorod*
Mail address: *3 Pl. Revolyutsii, 308800 Belgorod*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.15 Name: *ZAO BRIZ Ltd.*
Location: *Building 1, 17 Starokonyushennyi Pereulok, 121002 Moscow*
Mail address: *Building 1, 17 Starokonyushennyi Pereulok, 121002 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.16 Name: *ZAO The Bryansk Cellular Networks*
Location: *9 Ulitsa Karla Marksa, 241000 Briansk*
Mail address: *9 Ulitsa Karla Marksa, 241000 Briansk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.17 Name: *ZAO Vladimir Teleservice*
Location: *20 Gorokhovaya Ulitsa, 600017 Vladimir*
Mail address: *20 Gorokhovaya Ulitsa, 600017 Vladimir*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.18 Name: *ZAO Volgograd-Mobile*
Location: *9 Ulitsa Mira, 400131 Volgograd*
Mail address: *13a Nevskaya Ulitsa, 400087 Volgograd*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.19 Name: *ZAO Volgograd-GSM*
Location: *9 Ulitsa Mira, 400131 Volgograd*
Mail address: *21 Kommunisticheskaya Ulitsa, 40006 Volgograd*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.20 Name: *ZAO The Vologda Cellular Communications*
Location: *109 Zosimovskaya Ulitsa, Vologda, Russia*
Mail address: *109 Zosimovskaya Ulitsa, Vologda, Russia*
Interest owned by the issuer in the charter capital of the entity: *no*

Interest owned by the entity in the charter capital of the issuer: *no*

26.21 Name: *ZAO VSNET*
Location: *6 Ulitsa Kukuevitskogo, 626400 Surgut, the Khanty-Mansiysk Autonomous District, the Tyumen Region*
Mail address: *6 Ulitsa Kukuevitskogo, 626400 Surgut, the Khanty-Mansiysk Autonomous District, the Tyumen Region*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.22 Name: *ZAO Globalstar Space Telecommunications (Globaltel)*
Location: *Building 2, 25 Ulitsa Dubovaya Roshcha, 127427 Moscow*
Mail address: *Building 5, 3/25 Sytinsky Pereulok, 103104 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.23 Name: *ZAO Gorno-Altaysk Cellular Communications*
Location: *Gorno-Altaysk*
Mail address: *Gorno-Altaysk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.24 Name: *ZAO Dag. TV-inform*
Location: *3 Prospekt Lenina, 367012 Makhachkala*
Mail address: *3 Prospekt Lenina, 367012 Makhachkala*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.25 Name: *ZAO The Dagestan Cellular Communications*
Location: *3 Prospekt Lenina, 367012 Makhachkala*
Mail address: *7 Ulitsa Oskara, 367012 Makhachkala*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.26 Name: *ZAO The Far East Cellular Systems-900*
Location: *44 Ulitsa Muravyova-Amurskogo, 680000 Khabarovsk*
Mail address: *44 Ulitsa Muravyova-Amurskogo, 680000 Khabarovsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.27 Name: *ZAO Delta-Telecom*
Location: *22 B. Morskaya Ulitsa, 191186 Saint Petersburg*
Mail address: *22 B. Morskaya Ulitsa, 191186 Saint Petersburg*

Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.28 Name: *ZAO Yeniseytelecom*
Location: *102 Prospekt Mira, 660017, Krasnoyarsk-17*
Mail address: *102 Prospekt Mira, 660017, Krasnoyarsk-17*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.29 Name: *ZAO The Engineering Centre*
Location: *16 Ulitsa Kazakova, 103064 Moscow*
Mail address: *16 Ulitsa Kazakova, 103064 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.30 Name: *ZAO Interelectrosvyaz*
Location: *5 Ulitsa 19 Partsyezda, Volzhsky, the Volgograd Region*
Mail address: *5 Ulitsa 19 Partsyezda, Volzhsky, the Volgograd Region*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.31 Name: *ZAO Infinvest*
Location: *68 Ulitsa Lenina, 614096 Perm*
Mail address: *32 Boulevard Gagarina, 614000 Perm*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.32 Name: *ZAO Istok & Co.*
Location: *23 Prospekt Geroyev, Balakovo, 423800 the Saratov Region*
Mail address: *23 Prospekt Geroyev, Balakovo, 423800 the Saratov Region*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.33 Name: *ZAO The Kaluga Cellular Communications*
Location: *38 Teatralnaya Ulitsa, 248600 Kaluga*
Mail address: *Building 2, 85 Ulitsa Nikitina, 248003 Kaluga*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.34 Name: *ZAO Kedr RMS*
Location: *61 Sovetsky Prospekt, 650099 Kemerovo*
Mail address: *61 Sovetsky Prospekt, 650099 Kemerovo*
Interest owned by the issuer in the charter capital of the entity: *no*

Interest owned by the entity in the charter capital of the issuer: *no*

26.35 Name: *ZAO Klondeyk*
Location: *57/59 Svetlanskaya Ulitsa, 690600 Vladivostok*
Mail address: *57/59 Svetlanskaya Ulitsa, 690600 Vladivostok*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.36 Name: *ZAO Commercial Bank S-Bank*
Location: *278 Pushkinskaya Ulitsa, 426008 Izhevsk*
Mail address: *278 Pushkinskaya Ulitsa, 426008 Izhevsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.37 Name: *ZAO Communications and Information Technologies*
Location: *22 Ulitsa Chaykovskogo, Chita*
Mail address: *P.O. Box 855, Main Post Office, 672000 Chita*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.38 Name: *ZAO Kuban-GSM*
Location: *61 Gimnazicheskaya Ulitsa, 350000 Krasnodar*
Mail address: *61 Gimnazicheskaya Ulitsa, 350000 Krasnodar*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.39 Name: *ZAO The Kurgan Cellular Telephone*
Location: *13 Ulitsa Sverdlova, 640003 Kurgan, Russia*
Mail address: *13 Ulitsa Sverdlova, 640003 Kurgan, Russia*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.40 Name: *ZAO The Lakhdenpokhya Telephone*
Location: *26 Ulitsa Lenina, Lakhdenpokhya, 186730 Karelia*
Mail address: *2B Ulitsa Zakhodskogo, Lakhdenpokhya, 186730 Karelia*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.41 Name: *ZAO Mobilcom*
Location: *14 Ulitsa M. Gorkogo, Vladikavkaz*
Mail address: *47 Ulitsa Kirova, Vladikavkaz*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.42 Name: *ZAO Mobile Telecommunications*
Location: *Building 2, 55 Ulitsa Plyushchikha, 119121 Moscow*
Mail address: *22 Marksistskaya Ulitsa, 109147 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.43 Name: *ZAO The Saratov People's Telephone*
Location: *40 Ulitsa Kiseleva, 410600 Saratov*
Mail address: *40 Ulitsa Kiseleva, 410600 Saratov*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.44 Name: *ZAO Neva Cable*
Location: *10 8th Verkhniy Pereulok, 9th quarter, Promzona Parnas, 194292 Saint Petersburg*
Mail address: *10 8th Verkhniy Pereulok, 9th quarter, Promzona Parnas, 194292 Saint Petersburg*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.45 Name: *ZAO Nizhy Novgorod Cellular Communications*
Location: *Dom Svyazi, Ploshchad Maxima Gorkogo, Nizhny Novgorod*
Mail address: *Dom Svyazi, Ploshchad Maxima Gorkogo, 603000 Nizhny Novgorod*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.46 Name: *ZAO Nizhy Novgorod Radio Telephone*
Location: *Dom Svyazi, Ploshchad Maxima Gorkogo, Nizhny Novgorod*
Mail address: *Dom Svyazi, Ploshchad Maxima Gorkogo, 603000 Nizhny Novgorod*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.47 Name: *ZAO Nizhegorodteleservice*
Location: *Dom Svyazi, Ploshchad Maxima Gorkogo, 603000 Nizhny Novgorod*
Mail address: *3 Ploshchad Zhukova, 603007 Nizhny Novgorod*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.48 Name: *ZAO Novgorod Deitakom*
Location: *22 Industrialnaya Ulitsa, Pankovka, Novgorod*
Mail address: *20 Ulitsa Mikhailova, Pankovka, 173000 Novgorod*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.49 Name: *ZAO Orbita Health Complex*
Location: *Olginka, Krasnodarsky Kray*
Mail address: *Olginka, 352840 Krasnodarsky Kray*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.50 Name: *ZAO Orenburg GSM*
Location: *11 Ulitsa Volodarskogo, 460000 Orenburg, Russia*
Mail address: *PO Box 2153, 460052 Orenburg, Russia*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.51 Name: *ZAO Open Communications*
Location: *7 Tverskaya Ulitsa, 103375 Moscow*
Mail address: *7 Tverskaya Ulitsa, 103375 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.52 Name: *ZAO Okhtagon Technologies*
Location: *Saint Petersburg*
Mail address: *Office 12-H, 29 Ligovsky Prospect, 193036 Saint Petersburg*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.53 Name: *ZAO Parma-Pension*
Location: *64 Ulitsa Lenina, 614060 Perm*
Mail address: *64 Ulitsa Lenina, 614060 Perm*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.54 Name: *ZAO Penza Mobile*
Location: *1/3 Ulitsa Kuprina, 440606 Penza*
Mail address: *2A Ulitsa Popova, Penza*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.55 Name: *ZAO Primtelefon*
Location: *24 Okeansky Prospekt, 690000 Vladivostok*
Mail address: *24 Okeansky Prospekt, 690000 Vladivostok*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.56 Name: *ZAO Puls Radio Yoshkar-Ola*
Location: *138 Sovetskaya Ulitsa, Yoshkar-Ola*
Mail address: *138 Sovetskaya Ulitsa, Yoshkar-Ola*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.57 Name: *ZAO ROSPAK*
Location: *2A Briusov Pereulok, 103009 Moscow*
Mail address: *2A Briusov Pereulok, 103009 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.58 Name: *ZAO RTK-1*
Location: *5 Delegatskaya Ulitsa, 103091 Moscow*
Mail address: *15a Kalanchevskaya Ulitsa, 107078 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.59 Name: *ZAO RusLising-Svyaz*
Location: *6 the 2nd Spasonalivkovsky Pereulok, 117909 Moscow*
Mail address: *6 the 2nd Spasonalivkovsky Pereulok, 117909 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.60 Name: *ZAO Saint Petersburg Telecommunications Center*
Location: *30/32, 3rd Line, Vassilievsky Ostrov, 199053 Saint Petersburg*
Mail address: *30/32, 3rd Line, Vassilievsky Ostrov, 199053 Saint Petersburg*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.61 Name: *ZAO Svyazinformkomplekt*
Location: *4A Ulitsa Darvina, 454087 Cheliabinsk*
Mail address: *4A Ulitsa Darvina, 454087 Cheliabinsk*
Interest owned by the issuer in the charter capital of the entity: *no*

Interest owned by the entity in the charter capital of the issuer: *no*

26.62 Name: *ZAO Svyazproyekt*
Location: *Building 2, 29 Ulitsa Narodnogo Opolcheniya, 123154 Moscow*
Mail address: *Building 2, 29 Ulitsa Narodnogo Opolcheniya, 123154 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.63 Name: *ZAO The Smolensk Cellular Communications*
Location: *3 Ulitsa Dokhturova, 214000 Smolensk*
Mail address: 3 *Ulitsa Dokhturova, 214000 Smolensk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.64 Name: *ZAO Sotel Nizhny Novgorod*
Location: *2 Sovetskaya Pl., Nizhny Novgorod*
Mail address: *2 Sovetskaya Pl., 603600 Nizhny Novgorod GSP-57*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.65 Name: *ZAO Cellular Communications - Alaniya*
Location: *14 Ulitsa Gorkogo, Vladikavkaz*
Mail address: *47 Ulitsa Kirova, Vladikavkaz*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.66 Name: *ZAO Birobidzhan Cellular Communications*
Location: *16 Prospekt 60-Letiya SSSR, 682200 Birobidzhan*
Mail address: *16 Prospekt 60-Letiya SSSR, 682200 Birobidzhan*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.67 Name: *ZAO Cellular Communications of Mordovia*
Location: *13 Bolshevistskaya Ulitsa, Saransk, Republic of Mordovia, Russia*
Mail address: *13 Bolshevistskaya Ulitsa, Saransk, Republic of Mordovia, Russia*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.68 Name: *ZAO The Kuzbass Cellular Telephone G.S.M.*
Location: *61 Sovetsky Pr., 650099 Kemerovo*
Mail address: *61 Sovetsky Pr., 650099 Kemerovo*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.69 Name: *ZAO TD-Telekom*
Location: *8A Voskresenskaya Ulitsa, 163061 Arkhangelsk*
Mail address: *8A Voskresenskaya Ulitsa, 163061 Arkhangelsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.70 Name: *ZAO Telebarents*
Location: *37 Parkovaya Ulitsa, 185014 Petrozavodsk*
Mail address: *37 Parkovaya Ulitsa, 185014 Petrozavodsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.71 Name: *ZAO TELEGRAPH OFFICE*
Location: *7 Tverskaya Ulitsa, 103375 Moscow*
Mail address: *7 Tverskaya Ulitsa, 103375 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.72 Name: *ZAO IR TV-Company*
Location: *2A Ulitsa Osetinskaya Gorka, Vladikavkaz*
Mail address: *2A Ulitsa Osetinskaya Gorka, Vladikavkaz*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.73 Name: *ZAO TeleRoss-Arkhangelsk*
Location: *8A Voskresenskaya Ulitsa, 163061 Arkhangelsk*
Mail address: *8A Voskresenskaya Ulitsa, 163061 Arkhangelsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.74 Name: *ZAO TeleRoss-Vladivostok*
Location: *36 Ulitsa Praporschika Komarova, 690000 Vladivostok*
Mail address: *36 Ulitsa Praporschika Komarova, 690000 Vladivostok*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.75 Name: *ZAO TeleRoss-Volgograd*
Location: *9 Ulitsa Mira, 400131 Volgograd*
Mail address: *88 Prospekt Lenina, 400005 Volgograd*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.76 Name: *ZAO TeleRossKubanelectrosvyaz*
Location: *110/1 Ulitsa Aivazovskogo, Krasnodar*
Mail address: *110/1 Ulitsa Aivazovskogo, Krasnodar*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.77 Name: *ZAO Telesot-Alaniya*
Location: *47 Ulitsa Kirova, 362040 Vladikavkaz*
Mail address: *6 Ulitsa Gugkayeva, 362040 Vladikavkaz, RSO-A*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.78 Name: *ZAO Trans-svyaz*
Location: *2 Ulitsa Chaadayeva, Nizhny Novgorod*
Mail address: *Room 306, 5 Gordeyevskaya Ulitsa, 603950 Nizhny Novgorod, GSP-1273*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.79 Name: *ZAO TyumenRuskom*
Location: *56 Ulitsa Malygina, 625048 Tyumen, Russia*
Mail address: *56 Ulitsa Malygina, 625048 Tyumen, Russia*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.80 Name: *ZAO U Krasnogo Mosta*
Location: *71/16 Naberezhnaya Reki Moyki, 191186 Saint Petersburg*
Mail address: *71/16 Naberezhnaya Reki Moyki, 191186 Saint Petersburg*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.81 Name: *ZAO Ulianovsk-GSM*
Location: *60 Ulitsa L. Tolstogo, 432601 Ulianovsk*
Mail address: *41 Krasnoarmeyskaya Ulitsa, 432063 Ulianovsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.82 Name: *ZAO The Ulianovsk Cellular Communications*
Location: *6A Timiryazeva, 432027 Ulianovsk*
Mail address: *6A Timiryazeva, 432027 Ulianovsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.83 Name: *OAO Ural-Teleservice*
Location: *134B Ulitsa Lunacharskogo, 620110 Yekaterinburg*
Mail address: *Apt. 422, 9 Ulitsa Shevchenko, 620110 Yekaterinburg*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.84 Name: *ZAO The Usolsk Telephone*
Location: *69 Ulitsa Mendeleeva, Usolye-Sibirskoye, 665470 the Irkutsk Region*
Mail address: *69 Ulitsa Mendeleeva, Usolye-Sibirskoye, 665470 the Irkutsk Region*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.85 Name: *ZAO Permtelecom*
Location: *45 Podlesnaya Ulitsa, 614062 Perm*
Mail address: *45 Podlesnaya Ulitsa, 614066 Perm*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.86 Name: *ZAO FK-Svyaz*
Location: *14 Volgogradsky Prospekt, 109316 Moscow*
Mail address: *14 Volgogradsky Prospekt, 109316 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.87 Name: *ZAO The Khabarovsk Cellular Telephone*
Location: *21 Ulitsa Gogolya, 680000 Khabarovsk*
Mail address: *21 Ulitsa Gogolya, 680000 Khabarovsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.88 Name: *ZAO TSENTEL*
Location: *7 Tverskaya Ulitsa, 103375 Moscow*
Mail address: *7 Tverskaya Ulitsa, 103375 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.89 Name: *ZAO Centre for Implementation of Specialized Systems*
Location: *161 Ulitsa Kirova, 454005 Chelyabinsk*
Mail address: *161 Ulitsa Kirova, 454005 Chelyabinsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.90 Name: *ZAO The Logistics Centre*
Location: *5/2 Ulitsa Vishnyakovoy, Krasnodar*
Mail address: *5/2 Ulitsa Vishnyakovoy, 350001 Krasnodar*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.91 Name: *ZAO The Leader Management Technologies Centre*
Location: *1st Fontannaya Ulitsa, 614007 Perm*
Mail address: *1st Fontannaya Ulitsa, 614007 Perm*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.92 Name: *OOO The Udmurtia Digital Networks-900*
Location: *278 Pushkinskaya Ulitsa, 426008 Izhevsk*
Mail address: *278 Pushkinskaya Ulitsa, 426008 Izhevsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.93 Name: *ZAO Digital Telecommunications*
Location: *20A Ulitsa Gagarina, 428000 Cheboksary*
Mail address: *20A Ulitsa Gagarina, 428000 Cheboksary*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.94 Name: *ZAO ChitaNET*
Location: *22 Ulitsa Chaykovskogo, Chita*
Mail address: *22 Ulitsa Chaykovskogo, 672076 Chita*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.95 Name: *ZAO Ericsson-Svyaz*
Location: *37 Prospekt Gagarina, Nizhny Novgorod*
Mail address: *10 Ulitsa Yanki Kupaly, 603129 Nizhny Novgorod*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.96 Name: *ZAO YUGSVYAZSTROY*
Location: *110/1 Ulitsa Aivazovskogo, Krasnodar*
Mail address: *110/1 Ulitsa Aivazovskogo, Krasnodar*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.97 Name: *ZAO South Siberian Cellular Communications*
Location: *13 Severo-Zapadnaya Ulitsa, Barnaul*
Mail address: *13 Severo-Zapadnaya Ulitsa, Barnaul*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.98 Name: *OAO United Telecom Ural*
Location: *9 Ulitsa 25-go Oktyabrya, 614000 Perm*
Mail address: *9 Ulitsa 25-go Oktyabrya, 614000 Perm*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.99 Name: *ZAO Non-Banking Credit Entity North Clearing Chamber*
Location: *8A Voskresenskaya Ulitsa, 163061 Arkhangelsk*
Mail address: *8A Voskresenskaya Ulitsa, 163061 Arkhangelsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.100 Name: *KB Promsvyazinvestbank*
Location: *2B Ulitsa Irchi-Kazaka, 367012 Makhachkala*
Mail address: *2B Ulitsa Irchi-Kazaka, 367012 Makhachkala*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.101 Name: *KB Russian Accepting Bank*
Location: *15a Kalanchevskaya Ulitsa, 107078 Moscow*
Mail address: *15a Kalanchevskaya Ulitsa, 107078 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.102 Name: *Property Relations Ministry of the Russian Federation*
Location: *9 Nikolsky Pereulok, 103685 Moscow*
Mail address: *9 Nikolsky Pereulok, 103685 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.103 Name: *Svyazist Non-Governmental Pension Fund*
Location: *10 Ulitsa Tsvillinga, 454000 Cheliabinsk*
Mail address: *10 Ulitsa Tsvillinga, 454000 Cheliabinsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.104 Name: *Non-Profit Organization Non-Governmental Fund Doveriye*
Location: *Dom Svyazi, Ploshchad Maxima Gorkogo, 603000 Nizhny Novgorod*
Mail address: *Dom Svyazi, Ploshchad Maxima Gorkogo, 603000 Nizhny Novgorod*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.105 Name: *NPF Region-Svyaz*
Location: *278 Pushkinskaya Ulitsa, 426008 Izhevsk*
Mail address: *278 Pushkinskaya Ulitsa, 426008 Izhevsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.106 Name: *OAO AK Mobiltelecom*
Location: *16a Ulitsa Sukhe-Batora, Ulan-Ude, Republic of Buriatia, 670000*
Mail address: *42 Ulitsa Lenina, Ulan-Ude, Republic of Buriatia, 670000*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.107 Name: *OAO Altaytelecom*
Location: *54 Prospekt Lenina, 656099 Barnaul*
Mail address: *54 Prospekt Lenina, 656099 Barnaul*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.108 Name: *OAO Alternative Telephone Networks*
Location: *13a Moskovskaya Ulitsa, Nazran, 366720 the Ingushetia Republic*
Mail address: *22 Novotorzhskaya Ulitsa, 170000 Tver*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.109 Name: *OAO Amursvyaz*
Location: *159 Ulitsa Gorkogo, 675011 Blagoveshchensk*

Mail address: *159 Ulitsa Gorkogo, 675011 Blagoveshchensk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.110 Name: *AO Artelekom of the Arkhangelsk Region*
Location: *45 Troitsky Proezd, 163061 Arkhangelsk*
Mail address: *45 Troitsky Proezd, 163061 Arkhangelsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.111 Name: *OAO Belgorodelectrosvyaz*
Location: *3 Ploshchad Revoliutsii, 308800 Belgorod*
Mail address: *3 Ploshchad Revoliutsii, 308800 Belgorod*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.112 Name: *OAO BETA TELECOM*
Location: *2nd floor, 5 Oktyabrsky Prospekt, 180000 Pskov*
Mail address: *2nd floor, 5 Oktyabrsky Prospekt, 180000 Pskov*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.113 Name: *OAO Bryansksvyazinform*
Location: *9 Ulitsa Karla Marksa, 241000 Bryansk*
Mail address: *9 Ulitsa Karla Marksa, 241000 Bryansk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.114 Name: *OAO Voronezhsvyazinform*
Location: *35 Prospekt Revoliutsii, 394000 Voronezh*
Mail address: *35 Prospekt Revoliutsii, 394000 Voronezh*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.115 Name: *OAO Giprosvyaz*
Location: *11 3rd Khoroshevskaya Ulitsa, 123298 Moscow*
Mail address: *11 3rd Khoroshevskaya Ulitsa, 123298 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.116 Name: *AO Dagsvyazinform*
Location: *3 Ploshchad Lenina, 367012 Makhachkala*
Mail address: *3 Ploshchad Lenina, 367012 Makhachkala*

Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.117 Name: *OAO Ivtelecom*
Location: *17 Prospekt Lenina, 153000 Ivanovo*
Mail address: *17 Prospekt Lenina, 153000 Ivanovo*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.118 Name: *OAO The Irkutsk Clearance Office*
Location: *8 Ulitsa Bogdanova, 664011 Irkutsk*
Mail address: *8 Ulitsa Bogdanova, 664011 Irkutsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.119 Name: *OAO The Kabardino-Balkaria Telecommunications*
Location: *14 Prospekt Shogentsukova, 360051 Nalchik*
Mail address: *14 Prospekt Shogentsukova, 360051 Nalchik*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.120 Name: *OAO Kamchatsvyazinform*
Location: *56 Leninskaya Ulitsa, 683001 Petropavlovsk-Kamchatsky*
Mail address: *56 Leninskaya Ulitsa, 683001 Petropavlovsk-Kamchatsky*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.121 Name: *OAO Karachaevo-Cherkeskelectrosvyaz*
Location: *17 Soyuzny Pereulok, 357100 Cherkessk*
Mail address: *17 Soyuzny Pereulok, 357100 Cherkessk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.122 Name: *OAO Kirovelectrosvyaz*
Location: *43/1 Ulitsa Drelevskogo, 610000 Kirov*
Mail address: *43/1 Ulitsa Drelevskogo, 610000 Kirov*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.123 Name: *OAO Lensvyaz*
Location: *61 B. Morskaya Ulitsa, Saint Petersburg 190000*
Mail address: *61 B. Morskaya Ulitsa, Saint Petersburg 190000*
Interest owned by the issuer in the charter capital of the entity: *no*

Interest owned by the entity in the charter capital of the issuer: *no*

26.124 Name: *OAO Lipetskelectrosvyaz*
Location: *2 Ulitsa Zegelia, 398000 Lipetsk*
Mail address: *2 Ulitsa Zegelia, 398000 Lipetsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.125 Name: *OAO Magadansvyazinform*
Location: *2a Ulitsa Lenina, 685000 Magadan*
Mail address: *2a Ulitsa Lenina, 685000 Magadan*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.126 Name: *OAO Martelecom of the Mariy-El Republic*
Location: *138 Sovetskaya Ulitsa, 424000 Yoshkar-Ola*
Mail address: *138 Sovetskaya Ulitsa, 424000 Yoshkar-Ola*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.127 Name: *AO Murmanelectrosvyaz*
Location: *82-A Prospekt Lenina, 183038 Murmansk*
Mail address: *82-A Prospekt Lenina, 183038 Murmansk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.128 Name: *OAO NGTS-Page*
Location: *15/3 Vystavochnaya Ulitsa, Novosibirsk-78*
Mail address: *22 Ulitsa Sibiryakov-Gvardeytsev, Novosibirsk 48*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.129 Name: *OAO Novgorodtelecom*
Location: *2 B. Dvortsovaya Ulitsa, 173000 Novgorod*
Mail address: *2 B. Dvortsovaya Ulitsa, 173000 Novgorod*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.130 Name: *OAO Rinet*
Location: *86 Ulitsa Kirova, 630102 Novosibirsk*
Mail address: *1 Trudovaya Ulitsa, 630102 Novosibirsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.131 Name: *OAO Rostelecom*
Location: *5 Delegatskaya Ulitsa, 103091 Moscow*
Mail address: *5 Delegatskaya Ulitsa, 103091 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.132 Name: *OAO Saratovelectrosvyaz*
Location: *40 Ulitsa Kisileva, 410600 Saratov*
Mail address: *124 Pervomayskaya Ulitsa, 410600 Saratov*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.133 Name: *OAO Sakhalinelectrosvyaz*
Location: *220 Ulitsa Lenina, 693000 Yuzhno-Sakhalinsk*
Mail address: *220 Ulitsa Lenina, 693000 Yuzhno-Sakhalinsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.134 Name: *OAO Svyazinform of the Astrakhan Region*
Location: *7/8 Teatralny Pereulok, 414000 Astrakhan*
Mail address: *7/8 Teatralny Pereulok, 414000 Astrakhan*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.135 Name: *OAO Svyazinform of the Nizhny Novgorod Region*
Location: *Dom Svyazi, Ploshchad Maxima Gorkogo, 603000 Nizhny Novgorod*
Mail address: *Dom Svyazi, Ploshchad Maxima Gorkogo, 603000 Nizhny Novgorod*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.136 Name: *OAO Svyazinform of the Penza Region*
Location: *1/3 Ulitsa Kuprina, 440606 Penza*
Mail address: *1/3 Ulitsa Kuprina, 440606 Penza*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.137 Name: *OAO Svyazinform of the Mordovia Republic*
Location: *13 Bolshevistskaya Ulitsa, 430000 Saransk*
Mail address: *13 Bolshevistskaya Ulitsa, 430000 Saransk*
Interest owned by the issuer in the charter capital of the entity: *no*

Interest owned by the entity in the charter capital of the issuer: *no*

26.138 Name: *OAO Svyazinform of the Samara Region*
Location: *24 Leningradskaya Ulitsa, 443099 Samara*
Mail address: *24 Leningradskaya Ulitsa, 443099 Samara*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.139 Name: *OAO Svyazinform of the Chelyabinsk Region*
Location: *Ulitsa Mira, Trekhgorny, 456236 the Chelyabinsk Region*
Mail address: *161 Ulitsa Kirova, 454000 Chelyabinsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.140 Name: *OAO Svyazinform of the Chuvashia Republic*
Location: *2 Prospekt Lenina, 428000 Cheboksary*
Mail address: *2 Prospekt Lenina, 428000 Cheboksary*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.141 Name: *OAO North West Telecom*
Location: *24 B. Morskaya Ulitsa, 191186 Saint Petersburg*
Mail address: *24 B. Morskaya Ulitsa, 191186 Saint Petersburg*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.142 Name: *OAO Sevosetinelectrosvyaz*
Location: *8-A Ulitsa Butyrina, 362000 Vladikavkaz*
Mail address: *8-A Ulitsa Butyrina, 362000 Vladikavkaz*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.143 Name: *OAO SKET*
Location: *4 Ulitsa Tukhachevskogo, Stavropol, 355040 Russia*
Mail address: *4 Ulitsa Tukhachevskogo, Stavropol, 355040 Russia*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.144 Name: *OAO Smolensksvyazinform*
Location: *6 Ulitsa Oktyabrskoy Revoliutsii, 214000 Smolensk*
Mail address: *6 Ulitsa Oktyabrskoy Revoliutsii, 214000 Smolensk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.145 Name: *OAO Stavtelecom*
Location: *10/12 Prospekt Oktyabrskoy Revoliutsii, 355000 Stavropol*
Mail address: *P.O. Box 15/85, 23 Prospekt Oktyabrskoy Revoliutsii, 355035 Stavropol*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.146 Name: *OAO Stromgeomash*
Location: *35 Lazurnaya Promzona, 170017 Tver*
Mail address: *35 Lazurnaya Promzona, 170017 Tver*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.147 Name: *OAO The Tambov Telecommunications*
Location: *2V Ulitsa Antonova-Ovseenko, 392002 Tambov*
Mail address: *114 Sovetskaya Ulitsa 392002 Tambov*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.148 Name: *OAO Telecom of the Ryazan Region*
Location: *36 Ulitsa Svobody, 390006 Ryazan*
Mail address: *36 Ulitsa Svobody, 390006 Ryazan*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.149 Name: *OAO TV and Radio Centre T-12*
Location: *24 Ulitsa Energetikov, Solikamsk*
Mail address: *24 Ulitsa Energetikov, Solikamsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.150 Name: *OAO Telesot*
Location: *no information available*
Mail address: *no information available*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.151 Name: *OAO Telephone and Telegraph Company of the Jewish Autonomy Region*
Location: *16 Prospekt 60-Letiya SSSR, 682200 Birobidzhan*
Mail address: *16 Prospekt 60-Letiya SSSR, 682200 Birobidzhan*
Interest owned by the issuer in the charter capital of the entity: *no*

Interest owned by the entity in the charter capital of the issuer: *no*

26.152 Name: *OAO Tomsktelecom*
Location: *21 Ulitsa Krylova, 634050 Tomsk*
Mail address: *21 Ulitsa Krylova, 634050 Tomsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.153 Name: *OAO Tulatelecom*
Location: *33 Prospekt Lenina, 300000 Tula*
Mail address: *33 Prospekt Lenina, 300000 Tula*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.154 Name: *OAO Tyumentelecom*
Location: *56 Ulitsa Respubliki, 625000 Tyumen*
Mail address: *56 Ulitsa Respubliki, 625000 Tyumen*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.155 Name: *OAO Udmurttelecom*
Location: *278 Pushkinskaya Ulitsa, 426000 Izhevsk*
Mail address: *278 Pushkinskaya Ulitsa, 426000 Izhevsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.156 Name: *OAO Uralsvyazinform of the Perm Region*
Location: *68 Ulitsa Lenina, 614096 Perm*
Mail address: *68 Ulitsa Lenina, 614096 Perm*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.157 Name: *OAO Uraltelecom of the Sverdlovsk Region*
Location: *134B Ulitsa Lunacharskogo, 620110 Yekaterinburg*
Mail address: *134B Ulitsa Lunacharskogo, 620110 Yekaterinburg*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.158 Name: *OAO Khanty-Mansiyskokrtelecom*
Location: *3 Ulitsa Kominterna, 626608 Khanty-Mansiysk*
Mail address: *3 Ulitsa Kominterna, 626608 Khanty-Mansiysk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.159 Name: *OAO The Central Telegraph Office*
Location: *7 Tverskaya Ulitsa, 103375 Moscow*
Mail address: *7 Tverskaya Ulitsa, 103375 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.160 Name: *OAO CentreTelecom*
Location: *23 Proletarskaya Ulitsa, 141400 Khimki*
Mail address: *23 Proletarskaya Ulitsa, 141400 Khimki*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.161 Name: *AO Cherepovetselectrosvyaz*
Location: *12 Komsomolskaya Ulitsa, 162600 Cherepovets*
Mail address: *12 Komsomolskaya Ulitsa, 162600 Cherepovets*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.162 Name: *OAO Telecommunications of the Vladimir Region*
Location: *42 Ulitsa Gorkogo, 600000 Vladimir*
Mail address: *42 Ulitsa Gorkogo, 600000 Vladimir*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.163 Name: *OAO Telecommunications of the Volgograd Region*
Location: *9 Ulitsa Mira, 400066 Volgograd*
Mail address: *9 Ulitsa Mira, 400066 Volgograd*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.164 Name: *AO Telecommunications of the Vologda Region*
Location: *4 Sovetsky Prospekt, 160035 Vologda*
Mail address: *4 Sovetsky Prospekt, 160035 Vologda*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.165 Name: *OAO Telecommunications of the Irkutsk Region*
Location: *37 Ulitsa Sverdlova, 1664011 Irkutsk*
Mail address: *37 Ulitsa Sverdlova, 1664011 Irkutsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.166 Name: *OAO Telecommunications of the Kaliningrad Region*
Location: *24 Bolnichnaya Ulitsa, 236040 Kaliningrad*
Mail address: *24 Bolnichnaya Ulitsa, 236040 Kaliningrad*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.167 Name: *OAO Telecommunications of the Kaluga Region*
Location: *38 Teatralnaya Ulitsa, 248600 Kaluga*
Mail address: *38 Teatralnaya Ulitsa, 248600 Kaluga*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.168 Name: *OAO Telecommunications of the Kemerovo Region*
Location: *61 Sovetsky Prospekt, 650099 Kemerovo*
Mail address: *61 Sovetsky Prospekt, 650099 Kemerovo*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.169 Name: *OAO Telecommunications of the Kostroma Region*
Location: *1 Ulitsa Podlipaeva, 156601 Kostroma*
Mail address: *1 Ulitsa Podlipaeva, 156601 Kostroma*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.170 Name: *OAO Telecommunications of the Krasnoyarsk Kray*
Location: *102 Prospekt Mira, 660017 Krasnoyarsk*
Mail address: *102 Prospekt Mira, 660017 Krasnoyarsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.171 Name: *OAO Telecommunications of the Kurgan Region*
Location: *44 Ulitsa Gogolia, 640000 Kurgan*
Mail address: *44 Ulitsa Gogolia, 640000 Kurgan*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.172 Name: *OAO Telecommunications of the Kursk Region*
Location: *8 Krasnaya Ploshchad, the Central District, 305000 Kursk*
Mail address: *8 Krasnaya Ploshchad, the Central District, 305000 Kursk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.173 Name: *OAO Telecommunications of the Novosibirsk Region*

Location: *5 Ulitsa Lenina, 630099 Novosibirsk*
Mail address: *5 Ulitsa Lenina, 630099 Novosibirsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.174 Name: *OAO Telecommunications of the Omsk Region*
Location: *36 Ulitsa Gagarina, 644099 Omsk*
Mail address: *36 Ulitsa Gagarina, 644099 Omsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.175 Name: *OAO Telecommunications of the Orenburg Region*
Location: *11 Ulitsa Volodarskogo, 460000 Orenburg*
Mail address: *11 Ulitsa Volodarskogo, 460000 Orenburg*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.176 Name: *OAO Telecommunications of the Orel Region*
Location: *43 Ulitsa Lenina, 302000 Orel*
Mail address: *43 Ulitsa Lenina, 302000 Orel*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.177 Name: *OAO Telecommunications of the Primorsky Kray*
Location: *57 Svetlanskaya Ulitsa, 690600 Vladivostok*
Mail address: *57 Svetlanskaya Ulitsa, 690600 Vladivostok*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.178 Name: *OAO Telecommunications of the Pskov Region*
Location: *5 Oktyabrsky Prospekt, 180000 Pskov*
Mail address: *5 Oktyabrsky Prospekt, 180000 Pskov*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.179 Name: *OAO Telecommunications of the Adygeya Republic*
Location: *18 Ulitsa Gogolia, 352700 Maykop, the Adygeia Republic*
Mail address: *18 Ulitsa Gogolia, 352700 Maykop, the Adygeia Republic*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.180 Name: *OAO Telecommunications of the Altay Republic*
Location: *36 Ulitsa Choros Gurkina, 659700 Gorno-Altaysk*

Mail address: *36 Ulitsa Choros Gurkina, 659700 Gorno-Altaysk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.181 Name: *OAO Telecommunications of the Buryatia Republic*
Location: *61 Ulitsa Lenina, 670000 Ulan-Ude*
Mail address: *61 Ulitsa Lenina, 670000 Ulan-Ude*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.182 Name: *OAO Telecommunications of the Kalmykia Republic*
Location: *255 Ulitsa Lenina, 358000 Elista*
Mail address: *255 Ulitsa Lenina, 358000 Elista*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.183 Name: *OAO Telecommunications of the Republic of Karelia*
Location: *5 Ulitsa Dzerzhinskogo, 185000 Petrozavodsk*
Mail address: *5 Ulitsa Dzerzhinskogo, 185000 Petrozavodsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.184 Name: *OAO Telecommunications of the Khakassiya Republic*
Location: *20 Ulitsa Shchetinkina, 662600 Abakan*
Mail address: *20 Ulitsa Shchetinkina, 662600 Abakan*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.185 Name: *OAO Telecommunications of the Ryazan Region*
Location: *49 Pochtovaya Ulitsa, 390000 Ryazan*
Mail address: *49 Pochtovaya Ulitsa, 390000 Ryazan*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.186 Name: *OAO Telecommunications of the Stavropol Kray*
Location: *10/12 Prospekt Oktyabrskoy Revolyutsii, 355000 Stavropol*
Mail address: *10/12 Prospekt Oktyabrskoy Revolyutsii, 355000 Stavropol*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.187 Name: *OAO Telecommunications of the Tver Region*
Location: *24 Novotorzhskaya Ulitsa, 170000 Tver*
Mail address: *24 Novotorzhskaya Ulitsa, 170000 Tver*

Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.188 Name: *OAO Telecommunications of the Khabarovsk Kray*
Location: *44 Ulitsa Muravyova-Amurskogo, 680000 Khabarovsk*
Mail address: *44 Ulitsa Muravyova-Amurskogo, 680000 Khabarovsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.189 Name: *OAO Telecommunications of the Chita Region*
Location: *107 Ulitsa Lenina, 672076 Chita*
Mail address: *107 Ulitsa Lenina, 672076 Chita*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.190 Name: *OAO The South Telecommunications Company*
Location: *66 Karasunskaya Ulitsa, 350000 Krasnodar*
Mail address: *66 Karasunskaya Ulitsa, 350000 Krasnodar*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.191 Name: *OAO Yamalelectrosvyaz*
Location: *2 Ulitsa Matrosova, 626608 Salekhard*
Mail address: *2 Ulitsa Matrosova, 626608 Salekhard*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.192 Name: *OAO Yartelecom*
Location: *22/28 Bogoyavlenskaya Ploshchad, 150000 Yaroslavl*
Mail address: *22/28 Bogoyavlenskaya Ploshchad, 150000 Yaroslavl*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.193 Name: *OOO AMT*
Location: *14 Sinopskaya Naberezhnaya, Saint Petersburg*
Mail address: *3-5 B. Morskaya Ulitsa, 191186 Saint Petersburg*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.194 Name: *OOO The Arkhangelsk City Telephone Network*
Location: *4 Proezd Priorova, 163071 Arkhangelsk, Russia*
Mail address: *4 Proezd Priorova, 163071 Arkhangelsk, Russia*
Interest owned by the issuer in the charter capital of the entity: *no*

Interest owned by the entity in the charter capital of the issuer: *no*

26.195 Name: *OOO Bona*
Location: *45 Troitsky Proezd, 163061 Arkhangelsk*
Mail address: *45 Troitsky Proezd, 163061 Arkhangelsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.196 Name: *OOO Vlad Page*
Location: *42 Ulitsa Gorkogo, 600000 Vladimir*
Mail address: *42 Ulitsa Gorkogo, 600000 Vladimir*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.197 Name: *OOO The Vladimir Pay Telephone*
Location: *32B Prospekt Stroiteley, 600014 Vladimir*
Mail address: *32B Prospekt Stroiteley, 600014 Vladimir*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.198 Name: *OOO Vyatka Page*
Location: *1 Ulitsa Uralskaya, Kirov*
Mail address: *115 Oktyabrsky Prospekt, Kirov*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.199 Name: *OOO The Vyatka Cellular Communication*
Location: *1 Uralskaya Ulitsa, Kirov*
Mail address: *1 Uralskaya Ulitsa, Kirov*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.200 Name: *OOO The Dagestan Cellular Communications*
Location: *3 Prospekt Lenina, 367012 Makhachkala*
Mail address: *3 Prospekt Lenina, 367012 Makhachkala*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.201 Name: *OOO Dag. TV-inform*
Location: *3 Prospekt Lenina, 367012 Makhachkala*
Mail address: *3 Prospekt Lenina, 367012 Makhachkala*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.202 Name: *OOO Informtek*
Location: *7 Ulitsa Sokhanya, 334200 Yalta, Krym, the Ukraine*
Mail address: *7 Ulitsa Sokhanya, 334200 Yalta, Krym, the Ukraine*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.203 Name: *OOO MobilCom*
Location: *17 Ulitsa Mira, 600017 Vladimir*
Mail address: *17 Ulitsa Mira, 600017 Vladimir*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.204 Name: *OOO Security Company Communications Security*
Location: *68 Ulitsa Lenina, 614096 Perm*
Mail address: *68 Ulitsa Lenina, 614096 Perm*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.205 Name: *OOO Pagetelecom*
Location: *6 Prospekt Stroiteley, 162627 Cherepovets, the Vologda Region*
Mail address: *6 Prospekt Stroiteley, 162627 Cherepovets, the Vologda Region*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.206 Name: *OOO The Perm TV and Radio Company Ural Inform TV*
Location: *2 Ulitsa Krupskoy, 614060 Perm*
Mail address: *2 Ulitsa Krupskoy, 614060 Perm*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.207 Name: *OOO PetroService*
Location: *Holiday Centre RPK Petrovskoye, Petrovskoye, Priozersky District, 188732 the Leningrad Region*
Mail address: *Holiday Centre RPK Petrovskoye, Petrovskoye, Priozersky District, 188732 the Leningrad Region*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.208 Name: *OOO Polikomp*
Location: *24 B. Morskaya Ulitsa, 191186 Saint Petersburg*

Mail address: *20 B. Morskaya Ulitsa, 191186 Saint Petersburg*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.209 Name: *OOO Radio-Resonance*
Location: *8 Oksky Syezd, 603022 Nizhny Novgorod*
Mail address: *8 Oksky Syezd, 603022 Nizhny Novgorod*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.210 Name: *OOO Sevtelecom*
Location: *27 Leningradskaya Ulitsa, 183038 Murmansk*
Mail address: *27 Leningradskaya Ulitsa, 183038 Murmansk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.211 Name: *OOO Telecom-Stroy*
Location: *92 Ulitsa Parizhskoy Kommuny, 153017 Ivanovo, Russia*
Mail address: *6 the 2nd Minsky Pereulok, 153017 Ivanovo, Russia*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.212 Name: *OOO Telecom-Terminal*
Location: *13 Prospekt Lenina, 153000 Ivanovo, Russia*
Mail address: *13 Prospekt Lenina, 153000 Ivanovo, Russia*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.213 Name: *OOO Tomsktelecom Nikola Tesla*
Location: *21 Ulitsa Krylova, 634050 Tomsk, Russia*
Mail address: *1 Ulitsa Makrushina, 634040 Tomsk, Russia*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.214 Name: *OOO Telecommunications Trading House*
Location: *107 Ulitsa Lenina, 672076 Chita*
Mail address: *107 Ulitsa Lenina, 672076 Chita*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.215 Name: *OOO Communications Trading House*
Location: *8 Ulitsa Gagarina, 620026 Yekaterinburg*
Mail address: *8 Ulitsa Gagarina, 620026 Yekaterinburg*

Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.216 Name: *OOO Torgsvyaz*
Location: *129/a Ulitsa Lenina, Kirov*
Mail address: *129/a Ulitsa Lenina, Kirov*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.217 Name: *OOO Tyumentelecom-Invest*
Location: *56 Ulitsa Respubliki, 625000 Tyumen, Russia*
Mail address: *56 Ulitsa Respubliki, 625000 Tyumen, Russia*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.218 Name: *OOO The Udmurtia Cellular Networks-450*
Location: *206 Pushkinskaya Ulitsa, 426034 Izhevsk*
Mail address: *206 Pushkinskaya Ulitsa, 426034 Izhevsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.219 Name: *OOO Perminform Firm*
Location: *2 Ulitsa Krupskoy, 614060 Perm*
Mail address: *2 Ulitsa Krupskoy, 614060 Perm*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.220 Name: *OOO Centrum*
Location: *22 Ulitsa Antikaynena, 185000 Petrozavodsk*
Mail address: *22 Ulitsa Antikaynena, 185000 Petrozavodsk*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.221 Name: *OAO TsT-Mobile*
Location: *7 Tverskaya Ulitsa, 103375 Moscow*
Mail address: *7 Tverskaya Ulitsa, 103375 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.222 Name: *OOO Russian-American Joint Venture Izhkom*
Location: *206 Ulitsa K. Marksa, 426057 Izhevsk*
Mail address: *206 Ulitsa K. Marksa, 426057 Izhevsk*
Interest owned by the issuer in the charter capital of the entity: *no*

Interest owned by the entity in the charter capital of the issuer: *no*

26.223 Name: *OOO Private Security Company ROS*
Location: *30 Ulitsa Dzerzhinskogo, 440062 Penza*
Mail address: *30 Ulitsa Dzerzhinskogo, 440062 Penza*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.224 Name: *OOO Private Security Company Rostelecom-Security*
Location: *Building 2, 2 Deguninskaya Ulitsa, 127486 Moscow*
Mail address: *Building 2, 2 Deguninskaya Ulitsa, 127486 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.225 Name: *The Russian Federal Property Fund*
Location: *19 Ulitsa Novy Arbat, 103025 Moscow*
Mail address: *9 Leninsky Prospekt, 117049 Moscow*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.226 Name: *Closed Joint Stock Insurance Company Medexpress*
Location: *2 Malaya Konyushennaya Ulitsa, 191186 Saint Petersburg*
Mail address: *2 Malaya Konyushennaya Ulitsa, 191186 Saint Petersburg*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.227 Name: *TOO Teleport Ivanovo (TPI)*
Location: *90 Tashkentskaya Ulitsa, 153032 Ivanovo, Russia*
Mail address: *90 Tashkentskaya Ulitsa, 153032 Ivanovo, Russia*
Interest owned by the issuer in the charter capital of the entity: *no*
Interest owned by the entity in the charter capital of the issuer: *no*

26.228 Name: *Natalia V. Kalitvanskaya*
Interest owned by the person in the charter capital of the issuer: *no*

26.229 Name: *Irina A. Kolesnikova*
Interest owned by the person in the charter capital of the issuer: *no*

26.230 Name: *Andrei V. Krukhmalev*
Interest owned by the person in the charter capital of the issuer: *no*

26.231 Name: *Georgy I. Yurchenko*
Interest owned by the person in the charter capital of the issuer: *no*

27. Interests owned by the issuer in the charter capitals of its affiliated legal entities:

See Sections 24, 25 and 26.

28. Interests held by the issuer's affiliates, their founders and officials in the issuer's charter capital.

See Sections 24, 25 and 26.

29. Holders of 5 or more per cent of votes in the issuer's supreme management body.

Name: *Communications Investment Company Open Joint Stock Company*
Interest: *50.6667%*

Name: *Depositary Clearing Company Closed Joint Stock Company (nominal shareholder)*
Interest: *7.556%*

30. Participation in industrial, banking or financial groups, holdings, concerns and associations

Entity: *Network Operators Association MDKR (CDMA)*
The issuer's position and functions in the entity: *The Issuer enjoys the rights and performs the obligations provided for in the Charter of the Association. The principal objective of the Association is to consolidate the actions of Russian operators establishing and operating radio telecommunications networks on the basis of multi-switch access with coded channels separation - MDKR (CDMA);*

Entity: *Association of Telecommunications Operators of the North Caucasus*
The issuer's position and functions in the entity: *JSC RostovTelecom enjoys the rights and performs the obligations provided for in the Charter of the Association. The Company's General Director has been elected as Vice President of the Association. The purposes of the Association are as follows:*

- *to improve the cooperation among all levels of management of the regional telecommunications;*

- *to ensure cooperation among the members of the Association in order to pursue the unified policy of development of telecommunications systems and facilities in the serviced areas;*
- *to assist members of the Association in efficient attraction and application of funds for the purposes of implementing federal, regional and local programs and projects.*

31 Branches and representative offices of the issuer

Name: *The Azov Telecommunications Terminal*
Location: *22 Petrovskiy Bulvar, Azov, the Rostov Region*
Mail address: *22 Petrovskiy Bulvar, Azov, the Rostov Region*
Manager: -
Opening date: *07.19.1994*
Power-of-attorney expires on:

Name: *The Aksay Telecommunications Terminal*
Location: *Aksay*
Mail address: *30 Prospekt Lenina, Aksay, the Rostov Region*
Manager: -
Opening date: *07.19.1994*
Power-of-attorney expires on:

Name: *The Bataysk Telecommunications Terminal*
Location: *3 Ulitsa Imeni Krupskoy, Bataysk, the Rostov Region*
Mail address: *3 Ulitsa Imeni Krupskoy, Bataysk, the Rostov Region*
Manager: *Gennady Yu. Turkin*
Opening date: *07.19.1994*
Power-of-attorney expires on: *01.01.2002*

Name: *The Vyoshenskaya Telecommunications Terminal*
Location: *81 Ulitsa Lenina, Vyoshenskaya, the Rostov Region*
Mail address: *81 Ulitsa Lenina, Vyoshenskaya, the Rostov Region*
Manager: *Ivan A. Soldatov*
Opening date: *07.19.1994*
Power-of-attorney expires on: *01.01.2002*

Name: *The Volgodonsk Telecommunications Terminal*
Location: *60 Ulitsa Lenina, Volgodonsk, the Rostov Region*
Mail address: *60 Ulitsa Lenina, Volgodonsk, the Rostov Region*
Manager: *Alexander N. Matyashov*
Opening date: *07.19.1994*
Power-of-attorney expires on: *01.01.2002*

Name: *The Zernograd Telecommunications Terminal*
Location: *34 Ulitsa Lenina, Zernograd, the Rostov Region*
Mail address: *34 Ulitsa Lenina, Zernograd, the Rostov Region*
Manager: *Vladimir V. Kazakov*
Opening date: *07.19.1994*
Power-of-attorney expires on: *01.01.2002*

Name: *The Zimovniki Telecommunications Terminal*
Location: *108 Ulitsa Lenina, Zimovniki, the Rostov Region*
Mail address: *108 Ulitsa Lenina, Zimovniki, the Rostov Region*
Manager: *Viktor N. Panasenko*
Opening date: *07.19.1994*
Power-of-attorney expires on: *01.01.2002*

Name: *The Kamensk-Shakhtinsky Telecommunications Terminal*
Location: *128 Ulitsa Voroshilova, Kamensk-Shakhtinskiy, the Rostov Region*
Mail address: *128 Ulitsa Voroshilova, Kamensk-Shakhtinskiy, the Rostov Region*
Manager: *Vasily S. Slobodin*
Opening date: *07.19.1994*
Power-of-attorney expires on: *01.01.2001*

Name: *The Millerovo Telecommunications Terminal*
Location: *46 Ulitsa III Internatsionala, Millerovo, the Rostov Region*
Mail address: *46 Ulitsa III Internatsionala, Millerovo, the Rostov Region*
Manager: *Nikolay I. Karakulev*
Opening date: *07.19.1994*
Power-of-attorney expires on: *01.01.2002*

Name: *The Morozovsk Telecommunications Terminal*
Location: *159 Ulitsa Lenina, Morozovsk, the Rostov Region*
Mail address: *159 Ulitsa Lenina, Morozovsk, the Rostov Region*
Manager: *Yuri A. Sokolovsky*
Opening date: *07.19.1994*
Power-of-attorney expires on: *01.01.2002*

Name: *The Novocherkassk Telecommunications Terminal*
Location: *25 Baklanovsky Prospekt, Novocherkassk, the Rostov Region*
Mail address: *25 Baklanovsky Prospekt, Novocherkassk, the Rostov Region*

Manager: *Mikhail I. Domchenko*
Opening date: *07.19.1994*
Power-of-attorney expires on: *01.01.2002*

Name: *The Salsk Telecommunications Terminal*
Location: *4 Ulitsa Pushkina, Salsk, the Rostov Region*
Mail address: *4 Ulitsa Pushkina, Salsk, the Rostov Region*
Manager: *Valery F. Petrenko*
Opening date: *07.19.1994*
Power-of-attorney expires on: *01.01.2002*

Name: *The Semikarakorsk Telecommunications Terminal*
Location: *10 Sovetskiy Pereulok, Semikarakorsk, the Rostov Region*
Mail address: *10 Sovetskiy Pereulok, Semikarakorsk, the Rostov Region*
Manager: *Pavel A. Makarenko*
Opening date: *07.19.1994*
Power-of-attorney expires on: *01.01.2002*

Name: *The Taganrog Telecommunications Terminal*
Location: *243 Kuznechnaya Ulitsa, Taganrog, the Rostov Region*
Mail address: *243 Kuznechnaya Ulitsa, Taganrog, the Rostov Region*
Manager: *Vasily A. Shutov*
Opening date: *07.19.1994*
Power-of-attorney expires on: *01.01.2002*

Name: *The Chaltyr Telecommunications Terminal*
Location: *65 Ulitsa K. Marksa, Chaltyr, the Rostov Region*
Mail address: *65 Ulitsa K. Marksa, Chaltyr, the Rostov Region*
Manager: -
Opening date: *07.19.1994*
Power-of-attorney expires on:

Name: *The Shakhty Telecommunications Terminal*
Location: *102 Ulitsa Shevchenko, Shakhty, the Rostov Region*
Mail address: *102 Ulitsa Shevchenko, Shakhty, the Rostov Region*
Manager: *Alexander V. Dmitrienko*
Opening date: *07.19.1994*
Power-of-attorney expires on: *01.01.2001*

Name: *The Rostov Long-Distance Switch*
Location: *49 Gazetnyi Pereulok, Rostov-on-Don*
Mail address: *49 Gazetnyi Pereulok, Rostov-on-Don*
Manager: -

Opening date: *07.19.1994*
Power-of-attorney expires on:

Name: *The Rostov City Telephone Network*
Location: *60/35, 1st Murlychevskaya Ulitsa, Rostov-on-Don*
Mail address: *60/35, 1st Murlychevskaya Ulitsa, Rostov-on-Don*
Manager: -
Opening date: *07.19.1994*
Power-of-attorney expires on:

Name: *Repair and Construction Department*
Location: *36a Temernitskaya Ulitsa, Shakhty, the Rostov Region*
Mail address: *36a Temernitskaya Ulitsa, Shakhty, the Rostov Region*
Manager: *Sergey N. Maslov*
Opening date: *07.19.1994*
Power-of-attorney expires on: *01.01.2002*

Name: *Clearing Service Centre*
Location: *46 Prospekt Semashko, Rostov-on-Don*
Mail address: *47 Bratsky Pereulok, Rostov-on-Don*
Manager: *Sergey R. Ananyan*
Opening date: *02.27.1999*
Power-of-attorney expires on: *01.01.2002*

Name: *The Rostov-on-Don Telegraph Office*
Location: *50 Budennovsky Prospekt, Rostov-on-Don*
Mail address: *50 Budennovsky Prospekt, 344007 Rostov-on-Don*
Manager: -
Opening date: *11.23.2000*
Power-of-attorney expires on:

32. Number of persons employed by the issuer.

The average number of persons employed by the issuer in the reporting period, including the employees of its branches and representative offices: *10,098*

33. Description of the issuer's principal activities.

General Development of the Industry:

The Rostov Region has an advantageous geographical location, the Russia-Ukraine-Turkey FOL passing through the region integrates it with the

world telecommunications space. Digital long-distance channels connect the region with Moscow and Novorossiysk. TTs MC-9, a regional long-distance and international telecommunications centre of OAO Rostelecom, is located in Rostov. As of April 1, 2002, the network capacity amounted to 675,406 lines (including 643,954 lines in operation). RostovTelecom was the first Russian operator to install stationary wireless communications (CDMA). It participates in the cellular communications market through ZAO Dontelecom, a GSM-900 operator.

JSC RostovTelecom is the major communications operator in the Rostov Region.

JSC RostovTelecom owns 84.2% of the telephone network capacity and 55.0% of the data transfer and telematics services market in the Rostov Region, including Internet, X-25, e-mail and ISDN services.

The general development trends in the communications industry are as follows: network digitalization, construction of FOLs, introduction of modern data transfer services, development of cellular communications. The following development trends in the communications industry are of major importance for the Issuer: network digitalization, construction of FOLs, introduction of modern data transfer services.

In 2001, JSC RostovTelecom started to sell the Intellectual Network services, such as: televoting, voice mail, service telephone cards.

A forecast with regard to the future development of the industry: development of telematic services, cellular communications, digitalization of telecommunications networks.

The Company's development strategy includes:

The technical development:

- to construct a fiber optic line (the "FOL") which will connect all major district centers of the region. The regional FOL will enable JSC RostovTelecom to increase significantly its zonal traffic, to improve the quality of communications and to provide modern communications services in the whole Rostov Region;
- to proceed with the replacement of analog equipment with digital equipment and to construct modern digital switches;
- to develop further fixed telecommunications services with radio access (CDMA).

The economical policy and corporate management:

- to develop the billing system which will enable JSC RostovTelecom to centralize cash flows and to improve control thereof. For this purpose, the Company has completed the construction of a unified clearing service centre in Rostov-on-Don;
- to proceed with the improvement of the budget-like form of cooperation between the Company and its branches;
- to optimize the corporate structure of the Company for the purposes of better management, lower managerial expenses and higher efficiency of the Company as a whole;
- to increase the scope of services rendered by means of:
  - a rise in domestic long distance and international traffic;
  - higher rates;
  - introduction of additional services;
  - development of the data transfer system.

The tariff policy:

- to cut down cross-service subsidies;
- to increase the telecommunications tariff rates for individuals until the costs thereof are fully compensated, provided that the profitability of entities is ensured;
- to introduce, step-by-step, general time-based payment system for local calls;
- to develop the services the tariff rates for which are not governed by the Government, such as: data transfer services, Internet, ISDN, IP telephony, SDMA radio access, radio paging and other supplementary services;
- to focus on most profitable markets, to proceed with the development of complex services, to expand service centers and to increase the number thereof;
- to increase the local rates up to the cost level;
- to re-balance the tariff rates.

The development of communications services:

- to expand the variety of services and to improve the quality thereof;
- to introduce and develop additional services;
- to develop further the data transfer network, Internet and ISDN. The Company sees its future in the development of these services and provision of new communications services in a package with local and international telecommunications;
- to expand information and enquiry services on the basis of the Call Center.

The Primary Activity Which Has a Priority for the Issuer: telecommunications services

Percentage of the aggregate proceeds
1998: *93.0*
1999: *95.0*
2000: *95.2*
2001: *98.0*
2002, quarter 1: *98.53*

Primary Services (Bringing Over 10% of the Total Sales Scope) and Percentage Thereof in the Aggregate Proceeds

Type of services: Domestic and International Long-Distance Telecommunications
Percentage of the aggregate proceeds
1998: *61.4*
1999: *61.7*
2000: *59.6*
2001: *56.89*
2002, quarter 1: *54*

Type of services: Local Telecommunications
Percentage of the aggregate proceeds
1998: *31.7*
1999: *31.8*
2000: *32.8*
2001: *35.45*
2002, quarter 1: *34.3*

Sources of Stuff, Raw Materials and Services

Equipment	***Principal suppliers***
EWSD	Siemens AG (Germany)
S-12	Alkatel Telekom (Belgium)
SI-2000	IskraTel (Yugoslavia), IskraUralTel (a Russian-Slovenian joint venture, Yekaterinburg)
ATSTs-90	ZAO Lozar, developed by LONIIS
KVANT-E	AOOT NPO Sokol (Belgorod, Russia)
IKM, SMM, OTG-35	OAO Morion (Perm)
UPI-AON	BETO concern, Ufa, Bashkortostan

Electronic registers	Promsvyaz, Minsk, Belarus

The Company does not record the share of each supplier in the total scope of supplies.

Forecast availability of imported equipment: in quarter 1 of 2002, 2,284 lines were put into operation, including 1,500 lines based on imported equipment. The company does not plan to import more equipment in 2002.

Markets for Sales of the Issuer's Products (Work, Services) which cover more than 10% of total proceeds from sales: NO

For reference:

Structure of the sales market of services (work, products) in terms of categories of customers:

Customer category	*Percentage of total sales*
Individual customers	*57.83*
Governmental authorities, defense, security and law enforcement bodies, other budget-financed entities	*8.08*
Other legal entities	*34.09*

Negative factors which can affect sales of products (work, services): general national and regional instability, insolvency of individual customers and entities

Stock Handling Policies

JSC RostovTelecom makes substantial efforts to save material resources. In the most recent 4 years, the Company annually significantly improved all its capital and inventory turnover ratios. For 2002, the Company has developed and delivered to all its regional branches standards applicable to certain groups of inventory. Inventory turnover ratios are included in the intentions inquiry forms for each branch. The Company prepares, on an annual basis, a detailed analysis of its financial operations on a branch level, including inventory turnover ratios, for the purposes of application by the branches.

Seasonal Activities: No

Principal Competitors:

Both current and prospective status of the telecommunications market in the Rostov Region can be described as keen competition for users of both traditional and novel telecommunications services. As of January 1, 2002, local telecommunications services were rendered by 71 out of a total of 114 telecommunications operators active in the Rostov Region market (including 5 cellular communications operators and 28 providers of Internet and data transfer services and telematics services). The number of operators providing telematics and data transfer services grows especially rapidly.

The changes in the structure of alternative operators were mostly qualitative. In particular, the number of active operators has not changed since 1999 while the number of their subscribers rose by more than 2 times. Parallel to this, the number of users of departmental networks decreased by a total of 24,193 lines, or 31%. The total capacity of alternative operators rose by 15,708 lines. However, JSC RostovTelecom expanded its capacity at a higher rate and managed to increase its market share (in terms of physical parameters) up to 84.2% (compared to 83.6% as of January 1, 2001). The described trends in the structure of operators reflect the actual aggravation of competition and demand that JSC RostovTelecom develop more aggressive strategy with regard to the promotion of local communications services in the market. As a result of the described trends in their structure, competitors of the Company changed their qualitative and motivation approach to the promotion in the market. Alternative (active) operators not only promote their services in certain subsectors of telecommunications but seek complex control of the market, starting with local telecommunications services and subsequently targeting users of telematics and Internet services.

As a whole, the Company estimates the telecommunications market of the Rostov Region as very attractive and having potential to attract new competitors, especially in the process of promotion of services provided by cellular operators, which provokes the demand for such services as lease of communications channels. Therefore, having such resources as interzonal channels and high-speed digital channels, JSC RostovTelecom increases its profitability in this sphere of interoperator relations.

34. Investment declaration. Description of the issuer's activities.

Shall be provided by investment funds only.

35. The issuer's prospective activities.

- Network digitalization (a program of replacement of the existing equipment with new digital equipment): in 2002, the Company plans to install new automatic switches, to expand its network in Rostov-on-Don, to replace a decade stepping switch in Azov with the Si-2000 equipment. Reconstruction of telephone networks in Shakhty and Novocherkassk on the basis of NEAX61 equipment manufactured by NEK Neva.

- Laying fibre optic lines: in 2002, the Company plans to install SDH equipment in 5 new locations.

- New lines to be put into operation in 2002: 23,400.

- Further development of fixed telecommunications services including radio access (CDMA).

- Expansion of services selection and improvement of their quality.

- Re-balancing tariff rates.

- Increasing the scope of rendered services by means of:

    - increased domestic long-distance and international traffic;
    - higher tariff rates for individual customers;
    - introducing additional services.

- Centralized cash flows.

- Stricter cost control: to proceed with the development of budget-like relations with the Company.

- Optimized corporate structure: to proceed with the merger of branches in order to decrease the number thereof, to make them more controllable and to save costs.

36. The issuer's charter capital.

The issuer's charter capital is equal to: *RUR 965,902,560*

Breakdown by categories of shares:
Ordinary shares:
the aggregate of: *RUR 724,427,000*
percentage of the charter capital: *75.000008%*

Preferred shares:
the aggregate of : *RUR 241,475,560*
percentage of the charter capital: *24.999992%*

37. The interest owned by the government (a municipal authority) in the issuer's charter capital:

The share of the issuer's charter capital owned by the government (a municipal authority):
no

The stake of the issuer fixed in the governmental (municipal) ownership:
no

A special right of the Russian Federation, constituent entities of the Russian Federation or municipalities to participate in the management of the issuer (a "golden share"):
no

38. The issuer's authorized shares.

38.1 Class: *ordinary*
Form of securities: *registered shares issued in a book-entry form*
Full name of the class/type of the authorized shares: *ordinary registered shares issued in a book-entry form*
Nominal value: *RUR 10*
Number: *17,452,800*
Aggregate scope: *RUR 174,528,000*
Offering terms: *the form and terms of offering are specified by the Board of Directors*

38.2 Class: *preferred*
Type: -
Form of securities: *registered shares issued in a book-entry form*
Full name of the class/type of the authorized shares: *preferred registered shares issued in a book-entry form*
Nominal value: *RUR 10*
Number: *4,150,944*
Aggregate scope: *RUR 41,509,440*
Offering terms: *the form and terms of offering are specified by the Board of Directors*

39. The issuer's material contracts and obligations

No

40. The issuer's obligations to issue shares or any securities convertible into shares

No

41. Penalties imposed on the issuer, litigation and other proceedings in which the issuer is involved.

Penalties imposed on the issuer by governmental authorities or by court during the 3 financial years preceding the year of the reporting quarter, and in the current year:

Date of penalty: *12.31.1999*
The agency which imposed the penalty: *the Social Insurance Fund*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *42,445*
Status: *implemented*

Date of penalty: *12.31.1999*
The agency which imposed the penalty: *the Pension Fund*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *91,579*
Status: *implemented*

Date of penalty: *12.31.1999*
The agency which imposed the penalty: *the Medical Insurance Fund*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *556,693*
Status: *implemented*

Date of penalty: *12.31.1999*
The agency which imposed the penalty: *the Employment Fund*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *4,329*
Status: *implemented*

Date of penalty: *12.31.1999*

The agency which imposed the penalty: *other off-budget funds*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *353,723*
Status: *implemented*

Date of penalty: *12.31.2000*
The agency which imposed the penalty: *the State Tax Service*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *627,614*
Status: *implemented*

Date of penalty: *12.31.2000*
The agency which imposed the penalty: *the Social Insurance Fund*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *21,089*
Status: *implemented*

Date of penalty: *12.31.2000*
The agency which imposed the penalty: *the Medical Insurance Fund*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *10,119*
Status: *implemented*

Date of penalty: *12.31.2000*
The agency which imposed the penalty: *the Employment Fund*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *3,271*
Status: *implemented*

Date of penalty: *12.31.2000*
The agency which imposed the penalty: *other off-budget funds*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *173,025*
Status: *implemented*

Date of penalty: *12.31.2001*
The agency which imposed the penalty: *the Social Insurance Fund*

Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *46,543*
Status: *implemented*

Date of penalty: *12.31.2001*
The agency which imposed the penalty: *the Pension Fund*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *44,641*
Status: *implemented*

Date of penalty: *12.31.2001*
The agency which imposed the penalty: *the Medical Insurance Fund*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *3,545*
Status: *implemented*

Date of penalty: *12.31.2001*
The agency which imposed the penalty: *the Employment Fund*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *38*
Status: *implemented*

Date of penalty: *12.31.2001*
The agency which imposed the penalty: *other off-budget funds*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *95,946*
Status: *implemented*

Date of penalty: *12.31.2001*
The agency which imposed the penalty: *the State Tax Service*
Reasons: *Delayed tax payments*
Type of penalty: *Penalty*
Amount of penalty (RUR): *2,230,630*
Status: *implemented*

Description of the subject of each trial which was in progress or closed in the quarter for which the report is made which could have material effect on the operations of the Issuer:

JSC RostovTelecom was not involved in any trial which could have material effect on its operations.

Description of the grounds of each audit of the issuer performed by governmental authorities or audit of the issuer initiated by its participants (shareholders) which was in progress or closed in the quarter for which the report is made:

In the 1st quarter of 2002, JSC RostovTelecom did not undergo any audit initiated by its shareholders.

42. Any material facts (events, actions) which occurred during the reporting period:

Date of the fact (event, action): *January 21, 2002*
Code of the fact (event, action): *0300191A21012002*

Closed Joint Stock Company DEPOSITARY AND CLEARING COMPANY, a nominal shareholder

Location: 13 1st Tverskaya-Yamskaya Ulitsa, 125047 Moscow
Mail address: Building 4, 14/2 Staraya Basmannaya Ulitsa, 103064 Moscow

Interest in the Charter Capital:
before the changes: 10.0644% of the charter capital
after the changes: 9.9194% of the charter capital

The date when the changes in the interest in the Charter Capital occurred: January 21, 2002.

Date of the fact (event, action): *January 30, 2002*
Code of the fact (event, action): *0200191A30012002*

Name and position of the official of JSC RostovTelecom:
Vladimir N. Romashkin, Deputy Head of the Rostov Telecommunications Technical Centre, member of the Board of Directors of JSC RostovTelecom.

Interest in the Charter Capital (stock) of JSC RostovTelecom:
before the changes: 2.5414% of the charter capital
after the changes: 2.5466% of the charter capital.

The date when the changes in the interest in the Charter Capital occurred: January 30, 2002.

Date of the fact (event, action): *February 28, 2002*
Code of the fact (event, action): *1300191A28022002*

The date of the meeting of the Board of Directors (Supervisory Board) which adopted the respective decision: February 19, 2002.

Full text of the adopted decision in accordance with the minutes of the meeting of the Board of Directors (Supervisory Board):

1. To acknowledge the proposals made by shareholders of OAO Svyazinvest and V.V. Ukhov that certain items be put on the agenda of the annual general meeting of shareholders.

1.1 To put the following items on the agenda of the annual general meeting of shareholders:

   1. To approve the annual report and the annual financial statements, including the profit and loss statement (the profit and loss account) of the Company and the distribution of profits, including the payment (declaration) of dividends, and losses of the Company on the basis of the results of the financial year.
   2. To elect members of the Board of Directors of the Company.
   3. To elect members of the Audit Commission of the Company.
   4. To approve the auditor of the Company for 2002.
   5. To approve the restated version of the Charter of the Company.

1.2 To put the following items on the agenda of the annual general meeting of shareholders:

   1. To amend and supplement the Regulation on the Board of Directors of the Company.
   2. To amend and supplement the Regulation on the Procedures of the General Meeting of Shareholders (the Rules) of the Company.
   3. To approve the restated version of the Regulation on the Management Board of the Company provided that the initiator of the proposal submits drafts of such documents.

2 To acknowledge the nominations to the Audit Commission of the Company made by shareholders of OAO Svyazinvest and V.V. Ukhov.

To include the following names in the list of nominees to the Audit Commission of the Company:

1. Sergey I. Alekhin, Chief Specialist of the Department of Internal Audit and Economical Analysis; OAO Svyazinvest;
2. Larisa V. Tareeva, Leading Specialist, Department of Corporate Finances and Direct Investments, OAO Svyazinvest;
3. Lyudmila I. Turchina, Head of the Internal Audit Department, JSC RostovTelecom.

3. To acknowledge the nominations to the Board of Directors of the Company made by shareholders of OAO Svyazinvest, V.V. Ukhov and V.N. Romashkin.

   To include the following names in the list of nominees to the Board of Directors of the Company:

   1. Vadim Ye. Belov Deputy General Director, OAO Svyazinvest;
   2. Alla B. Grigorieva Deputy Director and Head of a Division of the Corporate Management Department; OAO Svyazinvest;
   3. Vladimir L. Gorbachev General Director, OAO The Southern Telecommunications Company;
   4. Gennady S. Yegorochkin 1st Deputy General Director, JSC RostovTelecom;
   5. Yelena V. Zabuzova Deputy Director and Division Head of the Department of Economical and Tariff Policies, OAO Svyazinvest;
   6. Lyudmila A. Kormilitsyna Deputy Director of the Telecommunications Department;
   7. Stanislav N. Panchenko Deputy General Director, OAO Svyazinvest;
   8. Vladimir N. Romashkin Deputy Head of the Rostov Telecommunications Technical Center, JSC RostovTelecom;
   9. Anna M. Sadokhina First Deputy General Director, OAO The Southern Telecommunications Company;
   10. Valery V. Ukhov General Director, JSC RostovTelecom.

The quorum present at the meeting: 88.89%.

Results of voting on the decisions: the decisions were adopted unanimously.

Date of the fact (event, action): *March 1, 2002*
Code of the fact (event, action): *0200191A01032002*

Name and position of the official of JSC RostovTelecom:
Vladimir N. Romashkin, Deputy Head of the Rostov Telecommunications Technical Centre, member of the Board of Directors of JSC RostovTelecom.

Interest in the Charter Capital (stock) of JSC RostovTelecom:
before the changes: 2.5466% of the charter capital
after the changes: 2.5259% of the charter capital.

The date when the changes in the interest in the Charter Capital occurred: March 1, 2002.

Date of the fact (event, action): *March 1, 2002*
Code of the fact (event, action): *0300191A01032002*

Closed Joint Stock Company DEPOSITARY AND CLEARING COMPANY, a nominal shareholder

Location: 13 1st Tverskaya-Yamskaya Ulitsa, 125047 Moscow
Mail address: Building 4, 14/2 Staraya Basmannaya Ulitsa, 103064 Moscow

Interest in the Charter Capital:
before the changes: 9.9796% of the charter capital
after the changes: 10.0210% of the charter capital

The date when the changes in the interest in the Charter Capital occurred: March 1, 2002.

Date of the fact (event, action): *March 11, 2002*
Code of the fact (event, action): *0300191A11032002*

Closed Joint Stock Company DEPOSITARY AND CLEARING COMPANY, a nominal shareholder

Location: 13 1st Tverskaya-Yamskaya Ulitsa, 125047 Moscow
Mail address: Building 4, 14/2 Staraya Basmannaya Ulitsa, 103064 Moscow

Interest in the Charter Capital:
before the changes: 10.0249% of the charter capital
after the changes: 9.8178% of the charter capital

The date when the changes in the interest in the Charter Capital occurred: March 11, 2002.

Date of the fact (event, action): *March 14, 2002*
Code of the fact (event, action): *0200191A14032002*

Name and position of the official of JSC RostovTelecom:
Vladimir N. Romashkin, Deputy Head of the Rostov Telecommunications Technical Centre, member of the Board of Directors of JSC RostovTelecom.

Interest in the Charter Capital (stock) of JSC RostovTelecom:
before the changes: 2.5259% of the charter capital
after the changes: 2.5052% of the charter capital.

The date when the changes in the interest in the Charter Capital occurred: March 14, 2002.

Date of the fact (event, action): *March 15, 2002*
Code of the fact (event, action): *0200191A15032002*

Name and position of the official of JSC RostovTelecom:
Vladimir N. Romashkin, Deputy Head of the Rostov Telecommunications Technical Centre, member of the Board of Directors of JSC RostovTelecom.

Interest in the Charter Capital (stock) of JSC RostovTelecom:
before the changes: 2.50519% of the charter capital
after the changes: 2.46378% of the charter capital.

The date when the changes in the interest in the Charter Capital occurred: March 15, 2002.

Date of the fact (event, action): *March 22, 2002*
Code of the fact (event, action): *0200191A22032002*

Name and position of the official of JSC RostovTelecom:
Vladimir N. Romashkin, Deputy Head of the Rostov Telecommunications Technical Centre, member of the Board of Directors of JSC RostovTelecom.

Interest in the Charter Capital (stock) of JSC RostovTelecom:
before the changes: 2.46378% of the charter capital
after the changes: 2.42237% of the charter capital.

The date when the changes in the interest in the Charter Capital occurred: March 22, 2002.

Date of the fact (event, action):	*March 22, 2002*
Code of the fact (event, action):	*0300191A22032002*

Closed Joint Stock Company DEPOSITARY AND CLEARING COMPANY, a nominal shareholder

Location: 13 1st Tverskaya-Yamskaya Ulitsa, 125047 Moscow
Mail address: Building 4, 14/2 Staraya Basmannaya Ulitsa, 103064 Moscow

Interest in the Charter Capital:
before the changes: 9.9343% of the charter capital
after the changes: 10.0151% of the charter capital

The date when the changes in the interest in the Charter Capital occurred: March 22, 2002.

Date of the fact (event, action):	*March 28, 2002*
Code of the fact (event, action):	*0300191A28032002*

Closed Joint Stock Company DEPOSITARY AND CLEARING COMPANY, a nominal shareholder

Location: 13 1st Tverskaya-Yamskaya Ulitsa, 125047 Moscow
Mail address: Building 4, 14/2 Staraya Basmannaya Ulitsa, 103064 Moscow

Interest in the Charter Capital:
before the changes: 10.1276% of the charter capital
after the changes: 9.9930% of the charter capital

The date when the changes in the interest in the Charter Capital occurred: March 28, 2002.

43. Reorganization of the issuer, its subsidiaries and dependent companies:

An extraordinary meeting of shareholders of Open Joint Stock Company Electrical Communications of the Rostov Region (Minutes No. 1, dated December 19, 2001) adopted a resolution to reorganize the Open Joint Stock Company Electrical Communications of the Rostov Region through a merger with and into Open Joint Stock Company The Southern Telecommunications Company. To approve the Merger Agreement by and between Open Joint Stock Company Electrical Communication of Rostov Region and Open Joint Stock Company The Southern Telecommunications Company. To approve the Transfer Deed.

44. Additional material general information on the issuer:

To ensure the growth of collected proceeds, to decrease accounts payable, to improve the labor efficiency, the quality of management and to save administrative expenses, the Board of Directors (Minutes No. 12, dated November 22, 2001) adopted the following resolutions:

1. *To terminate, as of December 31, 2001, the following branches of JSC RostovTelecom: the Rostov City Telephone Network, the Rostov Long-Distance Telephone Terminal, the Rostov-on-Don Telegraph Office, the Azov Telecommunications Terminal, the Chaltyr Telecommunications Terminal and the Aksay Telecommunications Terminal.*

2. *To establish the Azov Telecommunications Workshop, the Aksay Telecommunications Workshop and the Chaltyr Telecommunications Workshop on the basis of the terminals to be terminated.*

3. *To establish, as of January 1, 2002, a new structural subdivision in the management apparatus of JSC RostovTelecom: the Rostov Telecommunications Technical Centre.*

B FINANCIAL AND BUSINESS OPERATIONS OF THE ISSUER

45. Annual financial statements for the three most recent financial years.

See the Annex.

46. Financial statements of the issuer for the reporting quarter.

See the Annex.

47. Any events which resulted in an increase or decrease in the issuer's assets by more than 10% during the reporting quarter.

No such events occurred.

The issuer's assets as of the closing date of the quarter preceding the reporting quarter: *RUR 2,094,938,000.*
The issuer's assets as of the closing date of the reporting quarter: *RUR 2,183,134,000.*

Any events which resulted in the increase or decrease in the issuer's assets by more than 10% in the 4th quarter of the previous year.

No such events occurred.

The issuer's assets as of the closing date of the 3rd quarter of previous year: *RUR 2,124,816,000.*
The issuer's assets as of the closing date of the 4th quarter of the previous year: *RUR 2,094,938,000.*

48. Any events which resulted in an increase in the issuer's profit or loss by more than 20% compared to the preceding quarter.

Date of the event(s): *04.10.2002*
Description: An event which resulted in a lump-sum increase in the issuer's profit by more than 10%: *The balance sheet profit for the 1st quarter of 2002 is equal to RUR 104.3 million compared to RUR 58.5 million in the 4th quarter of 2001 (increase by 1.8 times, or RUR 45.8 million). Such growth of profit is a result of the following events: in the 4th quarter of 2001, the Company wrote off accounts receivable equal to RUR 14.8 million and paid material support to all its employees equal RUR 10.0 million which was reported as non-sales expenses; interest payable to Vnesheconombank equal to RUR 21.6 million was reported as operating ex-*

penses (incurred in 2001). In the 1st quarter of 2002, the Company incurred no such expenses.

Absolute change in the profit (loss) as of the closing date of the reporting quarter compared to the issuer's profit (loss) as of the closing date of the quarter preceding the reporting quarter: *RUR 45,809,000.*

The issuer's profit (loss) as of the closing date of the quarter preceding the reporting quarter: *RUR 58,458,000.*

The issuer's profit (loss) as of the closing date of the reporting quarter: *RUR 104,267,000.*

Any events which resulted in the increase in the issuer's profit or loss in the 4th quarter of the previous year by more than 20% compared to the 3rd quarter of the previous year.

No such events occurred.

The issuer's profit (loss) as of the closing date of the 3rd quarter of the previous year: *RUR 102,355,000.*

The issuer's profit (loss) as of the closing date of the 4th quarter of the previous year: *RUR 58,458,000.*

49. Creation and application of the Issuer's Reserve Fund and other special funds.

No information

50. Transactions entered into by the issuer in the reporting quarter which amount to 10 or more percent of the issuer's assets as of the end of the quarter preceding the reporting quarter.

No such transactions were entered into.

51. Application of the funds raised by the issuer as a result of offering securities.

Such funds were not applied in the reporting quarter.

52. Loans received by the issuer and its subsidiaries in the reporting quarter

Loans received by the issuer as of the end of the reporting quarter:

Indicator	Balance as of the beginning of the year (RUR'000)	Received (RUR'000)	Repaid (RUR'000)	Balance as of the end of the reporting quarter (RUR'000)
Long-term bank loans	106,169	-	-	111,169
including those not repaid when due	-	-	-	-
Other long-term loans	-	-	-	-
including those not repaid when due	-	-	-	-
Short-term bank loans	-	-	-	-
including those not repaid when due	-	-	-	-
Bank loans for employees	-	-	-	-
including those not repaid when due	-	-	-	-
Other short-term loans	-	-	-	-
including those not repaid when due	-	-	-	-

53. Accounts receivable and payable of the issuer and its subsidiaries in the reporting quarter

The issuer's accounts receivable and payable as of the end of the reporting quarter:

Indicator	Balance as of the beginning of the year (RUR'000)	Received (RUR'000)	Repaid (RUR'000)	Balance as of the end of the reporting quarter (RUR'000)
1) Accounts receivable: short-term	251,537	-	-	312,213
including those overdue	37,215	-	-	49,694
including those overdue for more than 3 months	25,326	-	-	26,625
including:	-			-
Long-term	-	-	-	-
including those overdue	-	-	-	-
including those overdue for more than 3 months	-	-	-	-
including:				
2) Accounts payable: short-term	262,492	-	-	275,626
including those overdue	130,029	-	-	30,522
including those overdue for more than 3 months	36,632	-	-	12,128
including:				
Long-term	-	-	-	-
including those overdue	-	-	-	-
including those overdue for more than 3 months	-	-	-	-

including:				
Security: Received	-	-	-	
including from third persons	-	-	-	-
including:				
Granted	-	-	-	-
including to third persons	-	-	-	-
including:				
3) Notes flow Notes issued	6,062	-	-	1
including overdue	-	-	-	-
including:				
Notes received	412	-	-	372
including those overdue	-	-	-	-
including:				

54. Financial investments made by the issuer

The issuer's financial investments as of the end of the reporting quarter:

Indicator	Investments as of the end of the reporting quarter (RUR'000)		
	short-term (1 year or less)	long-term (over 1 year)	Total
Investments into treasury bills of the Russian Federation	-	-	-
Investments into treasury bills of constituent entities of the Russian Federation	-	-	-
Investments into securities issued by local authorities	-	-	-
Investments into shares, interests, participation in other entities	-	-	-
Investments into bonds and other debt securities	-	-	-
Other loans granted	-	-	-
	-	-	-
Investments into the issuer's subsidiaries	-	-	-
Investments into the issuer's dependent companies	-	-	-

Financial investments into entities liquidated pursuant to the laws of the Russian Federation

Name of the entity	Date of liquidation	The liquidating authority	Investments (RUR'000)
Total			

Financial investments into entities announced bankrupt pursuant to the laws of the Russian Federation

Name of the entity	Date of the decision	The authority which decided on liquidation	Investments (RUR'000)
OAO Rostovgiproshakht	03.05.2001	Arbitration Court	9,458
Total			9,458
The issuer's assets as of the closing date of the reporting quarter (RUR'000)			-

Financial investments into entities the investments into which amount to 10 or more per cent of the issuer's assets as of the closing date of the reporting quarter

Name of the entity	Investments (RUR'000)	Percentage of the assets
Total	-	0%

55. Any other material information on the issuer's financial and business operations

No

C. SECURITIES ISSUED BY THE ISSUER

56. Shares of the issuer.

Issue ordinal number: *2*
Class: *ordinary*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 10*
Number of securities in the issue: *69,895,500*
Total scope of the issue: *698,955,000*

State registration of the issue:
Registration date: *08.29.1996*
Registration No.: *58-1-1435*
Registration authority: *financial authorities*
Placement method: *conversion*
Placement period: *09.16.1996 through 10.16.1996*

Current status of the issue: *the placement is closed*
Number of actually placed securities in accordance with the registered report on the results of issuance: *69,895,500*

State registration of the report on the results of issuance:
The report on the results of issuance was not registered
Registration authority: -

Restrictions of circulation of the issue of securities (if any): *no*

Market information on the issuance of securities:
Non-Commercial Partnership "RTS Stock Exchange"
Level 1 ADRs of ordinary shares: OTC USA, the Berlin Stock Exchange

Any additional material information on the securities of the issue: *no*

Issue ordinal number: *2*
Class of shares: *preferred*
Type of shares: -
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 10*
Number of securities in the issue: *23,298,500*
Total scope of the issue: *232,985,000*

State registration of the issue:
Registration date: *08.29.1996*
Registration No.: *58-1-1435*
Registration authority: *financial authorities*
Placement method: *conversion*
Placement period: *09.16.1996 through 10.16.1996*

Current status of the issue: *the placement is closed*
Number of actually placed securities in accordance with the registered report on the results of issuance: *23,298,500*

State registration of the report on the results of issuance:
The report on the results of issuance was not registered
Registration authority: -

Restrictions of circulation of the issue of securities (if any): *no*

Market information on the issuance of securities:
Non-Commercial Partnership "RTS Stock Exchange", the Moscow International Currency Exchange (MICEX)

Any additional material information on the issue of securities: *no*

Issue ordinal number: *1*
Class: *ordinary*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 1*
Number of securities in the issue: *272,127*
Total scope of the issue: *272,127*

State registration of the issue:
Registration date: *07.20.1994*
Registration No.: *58-1n-1036*
Registration authority: *financial authorities*

Placement method: *purchase upon transformation into a joint stock company*
Placement period: *08.01.1994 through 10.30.1994*
Current status of the issue: *all securities of the issue have been redeemed (cancelled)*
Number of actually placed securities in accordance with the registered report on the results of issuance: *272,127*

State registration of the report on the results of issuance:
The report on the results of issuance was not registered

Restrictions of circulation of the issue of securities (if any):
The issue was cancelled

Market information on the securities issue:
The issue was cancelled

Any additional material information on the issue of securities: *no*

Issue ordinal number: *1*
Class of shares: *preferred*
Type of shares: *A Type*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 1*
Number of securities in the issue: *93,194*
Total scope of the issue: *93,194*

State registration of the issue:
Registration date: *07.20.1994*
Registration No.: *58-1n-1036*
Registration authority: *financial authorities*

Placement method: *purchase upon transformation into a joint stock company*
Placement period: *08.01.1994 through 10.30.1994*
Current status of the issue: *all securities of the issue have been redeemed (cancelled)*
Number of actually placed securities in accordance with the registered report on the results of issuance: *93,194*

State registration of the report on the results of issuance:
The report on the results of issuance was not registered

Restrictions of circulation of the issue of securities (if any):
The issue was cancelled

Market information on the issuance of securities:
The issue was cancelled

Any additional material information on the issue of securities: *no*

Issue ordinal number: *1*
Class of shares: *preferred*
Type of shares: *B Type*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 1*
Number of securities in the issue: *7,455*
Total scope of the issue: *7,455*

State registration of the issue:
Registration date: *07.20.1994*
Registration No.: *58-1n-1036*
Registration authority: *financial authorities*

Placement method: *purchase upon transformation into a joint stock company*
Placement period: *08.01.1994 through 10.30.1994*
Current status of the issue: *all securities of the issue have been redeemed (cancelled)*
Number of actually placed securities in accordance with the registered report on the results of issuance: *7,455*

State registration of the report on the results of issuance:
The report on the results of issuance was not registered

Restrictions of circulation of the issue of securities (if any):
The issue was cancelled

Market information on the issuance of securities:
The issue was cancelled

Any additional material information on the issue of securities: *no*

Issue ordinal number: *3*
Class of shares: *ordinary*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 10*
Number of securities in the issue: *2,547,200*
Total scope of the issue: *25,472,000*

State registration of the issue:
Registration date: *03.22.2001*
Registration No.: *1-03-00191-A*
Registration authority: *Federal Securities Commission of Russia*

Placement method: *conversion upon restructuring*
Placement period: *04.18.2001 through 04.18.2001*
Current status of the issue: *the placement is closed*
Number of actually placed securities in accordance with the registered report on the results of issuance: *2,547,200*

State registration of the report on the results of issuance:
Registration date: *05.16.2001*
Registration authority: *Federal Securities Commission of Russia*

Restrictions of circulation of the issue of securities (if any): *no*

Market information on the issuance of securities:
Non-profit partnership RTS Stock Exchange
ADR-1 on ordinary shares are traded in OTC USA and the Berlin Stock Exchange

Any additional material information on the issue of securities: *no*

Issue ordinal number: *3*
Class of shares: *preferred*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 10*
Number of securities in the issue: *849,056*
Total scope of the issue: *8,490,560*

State registration of the issue:
Registration date: *03.22.2001*
Registration No.: *2-03-00191-A*
Registration authority: *Federal Securities Commission of Russia*

Placement method: *conversion upon restructuring*
Placement period: *04.18.2001 through 04.18.2001*
Current status of the issue: *the placement is closed*
Number of actually placed securities in accordance with the registered report on the results of issuance: *849,056*

State registration of the report on the results of issuance:
Registration date: *05.16.2001*
Registration authority: *Federal Securities Commission of Russia*

Restrictions of circulation of the issue of securities (if any): *no*

Market information on the issuance of securities:
Non-profit partnership RTS Stock Exchange and the Moscow International Stock Exchange (MICEX)

Any additional material information on the issue of securities: *no*

57. Bonds issued by the issuer: *no*

D. OTHER INFORMATION ON THE ISSUER'S SECURITIES

58, 59, 60 Rights of shareholders. Dividends payable on the issuer's shares.

58.1 Class (type) of shares: *ordinary shares*
Form of shares: *registered shares issued in a book-entry form*
Full name of the class/type of shares: *ordinary shares*

Rights exercisable by holders of this class (type) of shares:
Each holder of an ordinary share has the following rights:

- *to attend meetings of shareholders with the right to vote on all matters within the competence of such meeting in person or through a proxy and to propose matters for consideration in accordance with the Charter;*

A holder of voting shares shall have the right to require that the Company repurchase all or part of the shares it holds in the event if:

(a) *the Company is reorganized or enters into a major transaction which requires a resolution adopted by the general meeting of shareholders, provided that it has voted against the decision to re-organize the Company or to enter into such transaction or has not voted on such matters;*

(b) *the Charter of the Company is amended or supplemented or a revised Charter is adopted which restricts its rights, provided that it has voted against the relevant resolution or has not voted on such matter.*

- *to transfer freely the shares it holds;*
- *to a portion of net profit (dividend) distributable among shareholders in accordance with the Charter, depending on the class (type) of shares it holds;*
- *to a portion of the Company's assets (liquidation value) remaining after the liquidation of the Company, in proportion to the number of shares of the relevant class (type) it holds;*

- *to have free access to the documents of the Company in accordance with the Charter, and to obtain copies of such documents for payment;*
- *to transfer all the rights attached to a share of the respective class (type) or any part of such rights to its proxy or proxies on the basis of a power-of-attorney;*
- *to appeal to court;*
- *to exercise any other rights provided for in the Charter of the Company, laws or resolutions of the general meeting of shareholders adopted within the competence thereof.*

Period: *1998*
Dividend accrued on each share (RUR): *0.076*
Aggregate dividends accrued on such class (type) of shares (RUR): *5,312,058.04*
Aggregate dividends actually paid on such class (type) of shares (RUR): *5,288,512.68*

Period: *1999*
Dividend accrued on each share (RUR): *0.109*
Aggregate dividends accrued on such class (type) of shares (RUR): *7,618,610.1*
Aggregate dividends actually paid on such class (type) of shares (RUR) *7,532,839.78*

Period: *2000*
Dividend accrued on each share (RUR): *0.12883*
Aggregate dividends accrued on such class (type) of shares (RUR): *9,332,793.04*

Aggregate dividends actually paid on such class (type) of shares (RUR): *9,067,185.16*

Aggregate dividends accrued on such class (type) of shares but not yet due (RUR): *0*

58.2 Class (type) of shares: *Preferred*
Type of shares: -
Form of shares: *registered shares issued in a book-entry form*
Full name of the class/type of shares: *preferred shares*

Rights exercisable by holders of such class (type) of shares:

Each holder of preferred shares has the following rights:

- *to attend meetings of shareholders in person or through a proxy and to propose matters for consideration in accordance with the Charter;*
- *to transfer freely the shares it holds;*
- *to a portion of net profit (dividend) distributable among shareholders in accordance with the Charter, depending on the class (type) of shares it holds;*
- *to a portion of the Company's assets (liquidation value) remaining after the liquidation of the Company, in proportion to the number of shares of the relevant class (type) it holds;*
- *to have free access to the documents of the Company in accordance with the Charter, and to obtain copies of such documents for payment;*
- *to transfer all the rights attached to a share of respective class (type) or any part of such rights to its proxy or proxies on the basis of a power-of-attorney;*
- *to appeal to court;*
- *to exercise any other rights provided for in the Charter of the Company, laws or resolutions of the general meeting of shareholders adopted within the competence thereof.*

6.3.1 Holders of preferred shares shall have the right to an annual fixed dividend. The aggregate sum payable as the dividend on each preferred share shall be equal to 10% of net profits of the Company for the last financial year divided by the number of the shares which shall amount to 25% in the charter capital of the Company. If the sum of the dividend payable by the Company on each common share in a certain year exceeds the sum payable as the dividend on each preferred share, the dividend on the latter shall be increased up to the dividend payable on common shares. Holders of preferred shares the dividend on which is not specified shall have the right to dividend equal to that payable on common shares.

6.3.2 Dividends to holders of preferred shares shall be paid annually not later than 60 days after the date of the decision of the Meeting of Shareholders to pay dividends.

6.3.3 Holders of preferred shares shall have the right to participate in General Meetings of shareholders with the right to vote on reorganization or liquidation of the Company. Holders of preferred shares shall acquire the right to vote at a General Meeting of Shareholders on amendments or supplements to this Charter of the Company which restrict the rights of holders of such shares, including establishment or increase in the amount of dividend and (or) the liquidation value paid on preferred shares of any higher rank, or granting holders of

any other class of preferred shares priority in payment of dividend and (or) liquidation value of the shares.

6.3.4 The liquidation value of preferred shares payable upon liquidation of the Company shall be equal to the nominal value of preferred shares.

Dividends paid on the shares of such class (type):

Period: *1998*
Dividend accrued on each share (RUR): *0.327*
Aggregate dividends accrued on such class (type) of shares (RUR):
7,618,609.65
Aggregate dividends actually paid on such class (type) of shares (RUR):
7,534,469.82

Period: *1999*
Dividend accrued on each share (RUR): *0.469*
Aggregate dividends accrued on such class (type) of shares (RUR):
10,926,997.07
Aggregate dividends actually paid on such class (type) of shares (RUR):
10,642,819.68

Period: *2000*
Dividend accrued on each share (RUR): *0.55214*
Aggregate dividends accrued on such class (type) of shares (RUR):
13,332,831.57
Aggregate dividends actually paid on such class (type) of shares (RUR):
12,634,212.44

Aggregate dividends accrued on such class (type) of shares but not yet due (RUR): *0*

61. Restrictions of circulation of securities.
See Sections 56 and 57.

62. Other material information on the issuer's securities:

In December 1997, the Company executed agreements with Renaissance-Capital as a financial adviser and Skadden Arps as a legal counsel with regard to the Company's ADR program.
In March 1998, the Company executed a depositary agreement with The Bank of New York, and its Level 1 ADR issue was registered.

In April 1998, Renaissance Capital arranged a road show for the purposes of presentation of the ADRs in Great Britain and the USA.
Since May 1998, the ADRs have been traded in the USA over-the-counter market.
Since May 1998, the ADRs have been listed at the Berlin Stock Exchange.
Since September 1998, the Company's ordinary shares are on the Level 1 list of RTC and its preferred shares are on the Level 2 list.
Since June 1999, preferred shares of JSC RostovTelecom have been deleted from the Level 2 list.
In August 1999, ordinary shares of JSC RostovTelecom were transferred from Level 1 List to Level 2 List.
Since September 1999, the shares have been on the trading lists of the MICEX.
In February 2002, ordinary shares of JSC RostovTelecom were excluded from the Level 2 Quotation List of NP The RTS Stock Exchange in accordance with the Rules of Admittance to Trading and Listing.

ANNEX

Financial Statements
for the year ended December 31, 1999

Consolidated balance sheet for the year ended December 31, 1999

ACCOUNTING POLICY

OPEN TYPE JOINT STOCK COMPANY
ELECTRICAL COMMUNICATION
OF THE ROSTOV REGION

ORDER
December 23, 1998 the City of Rostov-on-Don No. 397

On Approving and Putting into Effect
the Regulations "Accounting Policy
of Open Type Joint Stock Company
Electrical Communication of the Rostov Region"
for the year of 1999

For the purposes of establishing and maintaining the accounting ensuring maximum efficiency, prompt preparation of information on the property and financial position of Joint Stock Company Electrical Communication of the Rostov Region, reliability, availability and usefulness of the accounting information, optimal results of financial and commercial operations of Joint Stock Company Electrical Communication of the Rostov Region, and meeting the requirements of current laws of the Russian Federation, Regulations governing accounting and Accounting Regulations "Accounting Policy of an Enterprise" approved by Order No. 100 of the Ministry of Finance of the Russian Federation, dated 07.28.94, and Law "On Accounting" No. 129-FZ, I hereby

ORDER:

1. To approve the Regulations "Accounting Policy of the Open Type Joint Stock Company Electrical Communication of the Rostov Region" for the year of 1999.

2. To put into effect, as of 01.01.1999, the Regulations "Accounting Policy of the Open Type Joint Stock Company Electrical Communication of the Rostov Region" for the year of 1999.

3. To rule that the methodical principles and methods of accounting established in the accounting policy of JSC RostovTelecom be mandatory for all branches and structural divisions regardless of their location, size, scope and type of business.

4. To notify directors of branches that the Regulations "Accounting Policy of the Open Type Joint Stock Company Electrical Communication of the Rostov Region" contains amended method of determining the proceeds and the results of operations.

5. To charge directors of branches with organization of accounting in the branches they manage.

6. To charge Chief Accountant of JSC RostovTelecom and chief accountants of branches with strict compliance with the methodical principles and methods of accounting established by Regulations "Accounting Policy of the Open Type Joint Stock Company Electrical Communication of the Rostov Region" for the year of 1999.

7. To cause V.A. Burtsev, Chief Accountant of JSC RostovTelecom to disclose the accounting policy of JSC RostovTelecom accepted for the year of 1999 in the note on the results of annual accounting report for 1999.

8. V.A. Burtsev, Chief Accountant of JSC RostovTelecom, shall control the implementation of this Order.

V.V. Ukhov,
GENERAL DIRECTOR OF JSC ROSTOVTELECOM

BALANCE SHEET

			CODES
as of March 30, 2000		Form No. 1 OKUD	0710001
		Date (year, month, date)	
Organization:	JSC Electrical Communication of Rostov Region	OKPO	1152321
Sector (line of business)	communications	OKONKh	52300
Legal form	Open Joint Stock Company	KOPF	47
Public property management agency:		OKPO	-
Unit:	RUR'000	SOEI	
		Check sum	

ASSETS	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets (04, 05)	110	585	1,124
organizational expenses	111	-	-
patents, licenses, trademarks (service marks), other similar rights and assets	112	555	1,098
Fixed assets (01, 02, 03)	120	1,245,268	1,308,822
land plots and natural objects	121	-	-
Property, plant and equipment and other fixed assets	122	1,211,250	1,291,705
Construction in progress (07, 08, 61)	130	115,257	181,262
Long-term investments (06, 82)	140	23,710	36,491
investment in subsidiaries	141	600	600
investment in dependent companies	142	14,915	14,915
investment in other organizations	143	8,195	20,976
loans to organizations for over 12 months	144	-	-
other long-term investments	145	-	-
Other non-current assets	150	-	-
TOTAL Section I	190	1,384,820	1,527,699
II. CURRENT ASSETS			
Inventory	210	39,396	74,735
raw materials, materials and similar values (10, 15, 16)	211	24,611	46,847
animals in breeding and fattening (11)	212	-	-
low-value and non-durable items (12, 13, 16)	213	6,782	9,133
expenditures on production in progress (working expenses) (20, 21, 23, 29, 30, 36, 44)	214	126	-
finished products and goods for re-sale (40, 41)	215	6,413	16,017
goods shipped (45)	216	49	-

deferred expenses (31)	217	1,415	2,738
other inventory and expenditures	218	-	-
VAT on acquired valuables (19)	220	13,965	23,606
Accounts receivable (maturing more than 12 months following the reporting date)	230	-	-
buyers and customers (62, 76, 82)	231	-	-
notes receivable (62)	232	-	-
debts of subsidiaries and dependent companies (78)	233	-	-
Advances granted (61)	234	-	-
other debtors	235	-	-
Accounts receivable (maturing within 12 months after the reporting date)	240	221,643	238,687
buyers and customers (62, 76, 82)	241	166,487	180,043
notes receivable (62)	242	2,206	864
debts of subsidiaries and dependent companies (78)	243	-	-
contributions to the Charter Capital of members (founders) receivable (75)	244	-	-
Advances granted (61)	245	3,946	4,112
other debtors	246	49,044	53,668
Short-term investments (56, 58, 82)	250	-	1,215
investment in dependent companies	251	-	-
own shares purchased from shareholders	252	-	-
other short-term investments	253	-	1,215
Cash	260	13,868	13,756
cash in hand (50)	261	391	628
settlement accounts (51)	262	11,256	11,799
hard-currency accounts (52)	263	124	159
other cash (55, 56, 57)	264	2,097	1,170
Other current assets	270	-	-
TOTAL Section II	290	288,872	351,999
III. LOSSES Work carried out in 1998 not covered by the source of financing		1,571	-
Uncovered losses of previous periods (88)	310	-	-
Uncovered losses of the reporting year	320	-	-
TOTAL Section III	390	1,571	-
BALANCE (sum of lines 190+290+390)	399	1,675,263	1,879,698

Liabilities	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	2	3	4
IV. CAPITAL AND RESERVES			
Charter capital (85)	410	931,940	931,940
Additional capital (87)	420	367,041	383,823
Reserve capital (86)	430	8,090	13,542
reserve funds formed in accordance with laws	431	8,090	13,542
reserve funds formed in accordance with constituent documents	432	-	-
Accumulation funds (88)	440	38,681	27,311
Social fund (88)	450	33,093	32,857
Targeted funding and receipts (96)	460	3,640	224
Retained profit of previous periods (88)	470	76,319	-
Retained profit of the reporting year	480	-	112,671
TOTAL Section IV	490	1,458,804	1,502,368
V. LONG-TERM LIABILITIES			
Borrowed monies (92, 95)	510	21,003	82,644
bank loans maturing more than 12 months after the reporting date	511	-	-
other loans maturing more than 12 months after the reporting date	512	21,003	82,644
Other long-term liabilities	520	-	-
TOTAL Section V	590	21,003	82,644
VI. SHORT-TERM LIABILITIES			
Borrowed monies (90, 94)	610	30,564	51,400
bank loans	611	24,113	51,400
other loans	612	6,451	-
Accounts payable	620	159,810	234,736
Suppliers and contractors (60, 76)	621	90,486	137,635
notes payable (60)	622	1,688	19,421
Accounts payable to dependent companies (78)	623	-	-
wages payable (70)	624	9,256	10,345
contributions to the social insurance payable (69)	625	5,283	6,100
Accounts payable to the budget (68)	626	26,197	28,432
Advances received (64)	627	22,602	22,955
other creditors	628	4,298	9,848
Dividend settlements (75)	630	2,525	2,981
Deferred income (83)	640	-	-
Consumption funds (88)	650	2,557	5,569
Provisions for liabilities and charges (89)	660	-	-
Other short-term liabilities	670	-	-
TOTAL Section VI	690	195,456	294,686
BALANCE (sum of lines 490+590+690)	699	1,675,263	1,879,698

PROFIT AND LOSS STATEMENT

			CODES
		Form No. 2 OKUD	0710002
as of March 30, 2000		Date (year, month, day)	
Organization:	JSC Electrical Communication of Rostov Region	OKPO	01152321
Sector (line of business)	Communications	OKONKh	52300
Legal form	Open Joint Stock Company	KOPF	47
Public property management agency:		OKPO	-
Unit:	RUR'000	SOEI	
		Check sum	

as paid for

Indicator	Line code	For the reporting period	For equal period of previous year
1	2	3	4
Net proceeds from sale of goods, products, works, services (minus VAT, excises and similar mandatory payments)	10	972,625	749,282
Cost of goods, products, services sold	20	554,437	429,788
Commercial expenses	30	14,543	9,762
Administrative expenses	40	183,272	108,863
Profit/(losses) from sales (lines (010-020-030-040))	50	220,373	200,869
Interest receivable	60	193	62
Interest payable	70	-	-
Income from participation in other organizations	80	441	249
Other operating income	90	93,064	71,282
Other operating expenses	100	144,560	148,065
Profit/(losses) from business (lines (050+060-070+080+090-100)	110	169,511	124,397
Other non-sales income	120	1,742	3,808
Other non-sales expenses	130	16,383	4,894
Profit/(losses) for the reporting period (lines (110+120-130)	140	154,870	123,311
Income tax	150	33,384	42,130
Diversion of funds	160	8,815	4,862
Retained profit/(losses) for the reporting period (lines 140-150-160)	170	112,671	76,319

REPORT ON CAPITAL FLOW

		CODES
	Form No. 3 OKUD	0710003
as of March 30, 2000	Date (year, month, day)	
Organization: JSC Electrical Communication of the Rostov Region	KPO	01152321
Sector (line of business) communications	OKONKh	52300
Legal form Open Joint Stock Company	KOPF	47
Public property management agency: -	OKPO	-
Unit: RUR'000	SOEI	
	Check sum	

Indicator	Line Code	Balance as of the beginning of the year	Received within the reporting year	Spent within the reporting year	Balance as of the end of the year
1	2	3	4	5	6
I. INTERNAL CAPITAL					
Charter capital	010	931,940	-	-	931,940
Additional capital	020	367,041	16,951	169	383,823
Increase in the assets value upon revaluation	021	193,077	-	-	193,077
Reserve fund	030	8,090	5,452	-	13,542
	040	-	-	-	-
Retained profit of previous years	050	76,319	-	76,319	-
Accumulation funds, TOTAL	060	38,681	-	11,370	27,311
	061	38,681	-	11,370	27,311
	062	-	-	-	-
Social sphere funds	070	33,093	169	405	32,857
	080	-	-	-	-
Targeted financing and budget receipts	090	5	4,608	4,389	224
Targeted financing and receipts from industry and interindustry off-budget funds, TOTAL	100	774	-	774	-
Shares in construction	101	774	-	77,400	-

Other	102	2,861	2,126	4,987	-
TOTAL Section 1	**130**	**1,458,804**	**29,306**	**98,413**	**1,389,697**
II. OTHER FUNDS AND RESERVES					
Consumption funds, total	140	2,557	32,054	29,042	5,569
Incentive payments	141	2,557	23,622	20,610	5,569
other payments	142	-	8,432	8,432	-
Provisions for deferred charges and payments, TOTAL	150	-	-	-	-
Estimated reserves, TOTAL	160	-	-	-	-
	161	-	-	-	-
	170	-	-	-	-
TOTAL Section II	**180**	**2,557**	**32,054**	**29,042**	**5,569**

REFERENCES

Indicator	Line Code	Balance as of the beginning of the year	Balance as of the end of the year
1	2	3	4
1) Net assets	185	1,442,185	1,484,107
		from the budget	from industry and inter-industry funds
		3	4
2) Received for the purposes of: capital investments	191	-	-
science and research	192	-	-
compensation of losses	193	-	-
social development	194	-	-
other purposes	195	4,608	-

REPORT ON CASH FLOW

			CODES
		Form No. 4 OKUD	0710004
as of March 30, 2000		Date (year, month, day)	
Organization:	JSC Electrical Communication of the Rostov Region	OKPO	01152321
Sector (line of business)	communications	OKONKh	52300
Legal form	Open Joint Stock Company	KOPF	47
Public property management agency:	-	OKPO	-
Unit:	RUR'000	SOEI	
		Check sum	

Indicator	Line code	Amount	including		
			current operations	investment operations	financial operations
1	2	3	4	5	6
1. Balance cash as of the beginning of the year	010	13,906	x	x	x
2. Incoming cash, TOTAL::	020	1,085,566	1,046,807	38,759	-
including: - proceeds from sales of goods, works and services	030	789,350	789,350	x	x
- proceeds from sales of fixed assets and other property	040	8,600	8,600	-	-
- advances received from buyers (customers)	050	13,278	13,278	x	x
- allocations from budget and other targeted financing	060	4,601	3,636	965	-
- free of charge	070	-	-	-	-
- loans and borrowings	080	77,443	39,649	37,794	-
- dividends, interest on financial investments	090	-	x	-	-
- other receipts	110	192,294	192,294	-	-
3. Allocated cash, TOTAL:	120	1,085,716	750,810	60,838	-
including: - payments for purchased goods, works or services	130	277,082	277,082	-	-
- payment of wages	140	175,540	x	x	x
- deductions for social purposes	150	98,528	x	x	x
- imprest	160	21,375	21,375	-	-
- advances	170	141,062	141,062	-	-
- share in construction	180	-	x	-	x
- payments for plant, equipment and vehicles	190	38,275	x	38,275	x

Indicator	Line code	Amount	including		
			current operations	investment operations	financial operations
1	2	3	4	5	6
- for financial investments	200	10,000	-	10,000	-
- for payment of dividends, interest	210	10,212	x	10,212	-
- settlements with the budget	220	211,095	211,095	x	-
- payments of interest on loans received	230	4,679	2,328	2,351	-
- other payments, remittances, etc.	250	97,868	97,868	-	-
4. Balance cash as of the end of the reporting period	260	13,756	x	x	x
FOR REFERENCE:					
From line 020, funds received in cash (other than line 100), TOTAL	270	375,867			
Including: settlements with legal entities	280	83,419			
settlements with individuals	290	292,448			
Including: with use of: cash apparatus	291	121,781			
strict report cards	292	170,667			
Cash: received from banks	295	120,223			
Deposited with banks	296	315,555			

SUPPLEMENT TO THE BALANCE SHEET

			CODES
		Form No. 5 OKUD	0710005
as of March 30, 2000		Date (year, month, day)	
Organization:	JSC Electrical Communication of the Rostov Region	OKPO	01152321
Sector (line of business)	Communications	OKONKh	52300
Legal form	Open Joint Stock Company	KOPF	47
Public property management agency:	-	OKPO	-
Unit:	RUR'000	SOEI	
		Check sum	

1. BORROWED FUNDS FLOW

Indicator	Line Code	Balance as of the beginning of the year	Received	Repaid	Balance as of the end of the year
1	2	3	4	5	6
Long-term bank loans	110	-	-	-	-
including those not repaid when due	111	-	-	-	-
Other long-term loans	120	21,003	62,641	1,000	82,644
including those not repaid when due	121	-	22,687	-	22,686
Short-term bank loans	130	24,113	83,077	55,790	51,400
including those not repaid when due	131	-	-	-	-
Bank loans granted to employees	140	-	-	-	-
including those not repaid when due	141	-	-	-	-
Other short-term loans	150	6,451	10,100	16,551	-
including those not repaid when due	151	-	-	-	-

2. ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE

Indicator	Line Code	Balance as of the beginning of the year	New liabilities	Liabilities met	Balance as of the end of the year
1	2	3	4	5	6
Accounts payable: - short-term	210	221,692	2,120,591	2,103,596	238,687
including those overdue	211	109,518	593,288	582,393	120,413
including those overdue for more than 3 months	212	76,281	336,199	328,110	84,370
- long-term	220	-	-	-	-
including those overdue	221	-	-	-	-
including those overdue for more than 3 months	222	-	-	-	-
From Line 220: accounts receivable maturing more than 12 months following the reporting date	223	-	-	-	-
Accounts payable: - short-term	230	159,810	1,538,688	1,463,762	234,736
including those overdue	231	23,508	282,166	183,301	122,373
including those overdue for more than 3 months	232	9,821	132,269	52,425	89,665
- long-term	240	-	-	-	-
including those overdue	241	-	-	-	-
including those overdue for more than 3 months	242	-	-	-	-
From Line 240: accounts payable maturing more than 12 months following the reporting date	243	-	-	-	-
Security: - received	250	-	-	-	-
including from third parties	251	-	-	-	-
- granted	260	-	-	-	-
including to third parties	261	-	-	-	-

REFERENCES TO SECTION 2

Indicator	Line Code	Balance as of the beginning of the year	New liabilities	Liabilities met	Balance as of the end of the year
1	2	3	4	5	6
1. Notes flow: - notes issued	262	1,688	31,557	13,824	19,421
including those overdue	263	-	-	-	-
- notes received	264	2,206	4,052	5,394	864
including those overdue	265	-	-	-	-
2. Accounts receivable with regard to products shipped at actual cost	266	49	-	49	-
		For the reporting year		For the preceding year	
		3		4	
3. Accounts receivable written into financial results	267	6,459		2,012	
including upon expiry of the final deadline	268	1,382		-	

4. List of Major Corporate Debtors

Name of the Entity	Line Code	Balance as of the end of the year	
		Total	Overdue for more than 3 months
1	2	3	4
Health and educational institutions	270	3,838	2,362
Farms and agricultural complex	271	7,969	5,929
Home affairs departments, Federal Security Service	272	12,416	8,400
Residents	273	49,253	5,789
Municipal authorities	274	4,355	1,965
Governmental communications center	275	3,195	2,861
Self-supporting enterprises	276	59,219	21,428
Energy enterprises	277	1,000	261
Ministry of Defense	278	7,982	6,201
TV and radio companies	279	17,469	13,164
State Tax Inspectorate	280	-	-

3. DEPRECIABLE ASSETS

Indicator	Line Code	Balance as of the beginning of the year	Received (put into operation)	Put out of operation	Balance as of the end of the year
1	2	3	4	5	6
I. INTANGIBLE ASSETS					
Rights to intellectual (industrial) property	310	1,428	709	72	2,065
Including those arising from: author's and other agreements for works of science, art, literary works and objects of adjacent rights, software, databases, etc.	311	1,417	709	72	2,054
- patents for inventions, industrial samples, collections, certificates for useful models, trade marks, service marks or license agreements for application thereof	312	11	-	-	11
- know-how	313	-	-	-	-
Rights to use separate natural objects	320	4	-	-	4
Organizational expenses	330	-	-	-	-
Goodwill	340	-	-	-	-
Other	349	76	19	44	51
TOTAL (sum of lines 310 + 320 + 330 + 340 + 349)	**350**	**1,508**	**728**	**116**	**2,120**
II. FIXED ASSETS					
Land plots and natural objects	360	-	-	-	-
Buildings	361	322,571	16,041	1,731	336,881
Constructions	362	870,432	61,607	32,514	899,525
Plant and equipment	363	1,176,993	139,263	46,087	1,270,169
Vehicles	364	32,778	3,289	959	35,108
Tools, production and household implements	365	15,313	3,204	4,718	13,799
Working livestock	366	3	-	-	3
Productive livestock	367	-	-	-	-
Perennial plantations	368	-	-	-	-
Other fixed assets	369	199	229	187	241
Total (sum of lines 360 through 369)	370	2,418,289	223,633	86,196	2,555,726

Including: production	371	2,376,080	218,461	84,965	2,509,576
non-production	372	42,209	5,172	1,231	46,150
III. LOW-VALUE AND NON-DURABLE ITEMS, TOTAL	380	31,579	36,553	20,733	47,399
Including: in stock	381	3,587	18,325	15,773	6,139
in operation	382	27,992	18,228	4,960	41,260

REFERENCE TO SECTION 3

Indicator	Line Code	As of the beginning of the year	As/ of the end of the year
1	2	3	4
From Line 371, Columns 3 and 6: fixed assets leased out, TOTAL	385	-	-
including: buildings:	386	-	-
Constructions	387	-	-
	388	-	-
	389	-	-
closed for conservation	390	-	-
Depreciation of depreciable assets: - intangible assets	391	923	996
- fixed assets, TOTAL	392	1,173,021	1,246,904
Including: - buildings and constructions	393	530,108	610,776
- plant, equipment, vehicles	394	631,472	629,454
- other	395	11,441	6,674
- low-value and non-durable goods	396	24,797	38,266
For reference: The result of indexation in connection with revaluation of fixed assets: - of the initial (recovered) value	397	-	X
- of depreciation	398	-	X
Assets pledged	400	-	-

4. FLOW OF LONG-TERM INVESTMENTS AND FINANCIAL INVESTMENTS

Indicator	Line code	Balance as of the beginning of the year	Accrued (created)	Applied	Balance as of the end of the year
1	2	3	4	5	6
Internal funds of the entity, TOTAL	410	29,004	91,424	97,978	22,450
Including: - depreciation of fixed assets	411	6,416	91,283	97,699	-
- depreciation of intangible assets	412	138	141	279	-
- retained profit (accumulation fund)	413	22,450	-	-	22,450
- other	414	-	-	-	-
Attracted funds, TOTAL	420	2,884	130,481	133,177	188
Including: - bank loans	421	-	127,390	127,390	-
loans granted by other entities	422	-	-	-	-
- shared construction	423	23	-	-	23
- from the budget	424	-	965	800	165
- from off-budget funds	425	-	-	-	-
- other	426	2,861	2,126	4,987	-
TOTAL internal and attracted funds (sum of lines 410 and 420)	430	31,888	221,905	231,155	22,638
FOR REFERENCE: construction in progress	440	92,553	235,525	236,486	91,592
Investments into subsidiaries	450	600	-	-	600
Investments into dependent entities	460	14,915	-	-	14,915

5. FINANCIAL INVESTMENTS

Indicator	Line Code	Long-Term		Short-Term	
		as of the beginning of the year	as of the end of the year	as of the beginning of the year	as of the end of the year
Interests and shares in other enterprises	510	4,483	7,041	-	-
Bonds and other securities	520	-	-	-	1,215
Loans granted	530	-	-	-	-
Other	540	19,227	29,450		
FOR REFERENCE: bonds and other securities at the market value	540	-	-	-	-

6. EXPENSES INCURRED BY THE ENTITY

Expense Items	Line Code	For the reporting year	For the preceding year
1	2	3	4
Material expenses	610	144,656	82,185
Wages-related expenses	620	191,980	158,526
Deductions for social purposes	630	73,214	60,812
Depreciation of fixed assets	640	91,283	85,429
Other expenses	650	251,119	161,461
TOTAL expenses	660	752,252	548,413
Including those credited to non-production accounts	661	10,012	6,494

7. BREAKDOWN OF CERTAIN PROFITS AND LOSSES

Indicator	Line Code	For the Reporting Year		For the preceding year	
		profit	Loss	profit	loss
1	2	3	4	5	6
Fines and penalties acknowledged or for which court (arbitration court) decisions on recovery have been received	710	378	131	1,035	15
Profit (losses) of previous periods	720	276	607	1,109	155
Damages caused by failure to perform or undue performance	730	-	-	-	-
Difference in rates under foreign exchange transactions	740	2,062	20,320	39,696	86,569
Taxes	750	-	31,839	-	29,457
Difference in sums	760	-	-	-	-
Sales of fixed assets	770	71,235	71,205	12,949	12,868

8. SOCIAL INDICATORS

Indicator	Line Code	Due according to the calculation	Spent	Transferred to funds
Deduction for social purposes: - to the Social Insurance Fund	810	11,202	6,261	5,337
- to the Pension Fund	820	57,198	-	56,127
- to the Employment Fund	830	2,930	-	2,832
- for medical insurance	840	6,916	-	5,752

Average number of employees	850	10,049
Payments in cash and awards not related to production, performance of work and rendering services	860	20,610
Income on shares and contributions to the assets of the entity	870	2,395

9. REFERENCE ON ASSETS RECORDED IN OFF-BALANCE ACCOUNTS

Off-balance account	Line Code	As of the beginning of the year	As of the end of the year
1	2	3	4
Capital lease (001)	910	250	65
including under leasing agreements	911	250	65
Goods and valuables accepted for custody (002)	920	385	991
Goods accepted on commission (004)	930	-	-
Debts of insolvent debtors written into losses (007)	940	4,831	11,290
Depreciation of housing (014)	950	5,880	6,142
Depreciation of outer improvements and similar objects (015)	960	-	-
Strictly reported blanks, magnetic cards, counters, etc.	970	1,934	4,605
Equipment not owned but received under a contract	980	-	-
	990	-	-

Explanatory Note to the Financial Statements
for the Year Ended December 31, 1999

In 1999, the Company received profit equal to RUR 154,870,000 and net profit equal to RUR 112,671,000.

The book value profit increased by 2.26% and the net profit increased by 1.48% compared to the previous year.

All profitability indexes rose compared to the previous year.

As of January 1, 2000, the Company does not have any debts to the budget.

As of January 1, 2000, accounts receivable from clients amounted to RUR 180,043,000 compared to RUR 166,487,000 as of January 1, 1999.

The share of the accounts receivable from clients in the tariff income decreased from 23.9% in 1998 to 19.8% in 1999.

The average monthly tariff income was equal to RUR 75,800; the accounts receivable from clients amounted to 2.4 months compared to 2.9 months in the previous year.

The retained profit for the period totaled RUR 112,671,000.

In line 160 of Form 2 "Profit and Loss Statement", the following sums were reflected:

1. Paid fines and penalties for violations of tax laws equal to RUR 4,373,000.
2. Paid local taxes equal to RUR 4,442,000.

Form 3 "Report on Capital Flow":

Line 102: RUR 2,126,000: capital investments under the "Public Telephone" Program sponsored from the budget of Novocherkassk.

Line 195: RUR 4,608,000, including:

1.	Compensation to the liquidators of the Chernobyl disaster:	RUR	2,202,000
2.	Compensation to children:	RUR	285,000
3.	Refunding of the expenses incurred by UETOMS OMPChS:	RUR	41,000
4.	Expenses incurred by ZUS and refunded by the regional administration:	RUR	1,080,000

5.	Development of telecommunications sponsored by the City Administration of Belaya Kalitva (purchase of CDMA equipment):	RUR	965,000
6.	Restoration of telecommunications in a miners' settlement sponsored by the City Administration of Belaya Kalitva:	RUR	35,000

Form 4 "Report on Cash Flow"

Line 110: RUR 192,294,000, including:

-	VAT	RUR	159,519,000
-	sales tax	RUR	23,319,000
-	fines received	RUR	378,000
-	compensation of state duties, damages	RUR	238,000
-	repaid loan	RUR	426,000
-	rental for premises	RUR	758,000
-	refunding of imprest	RUR	1,428,000
-	for passes	RUR	75,000
-	financial documents	RUR	2,403,000
-	cash to be credited:	RUR	3,750,000

Line 250: RUR 97,868,000, including:

-	VAT	RUR	23,188,000
-	sales tax	RUR	118,000
-	cash services	RUR	558,000
-	repayment of loans	RUR	62,259,000
-	loans issued	RUR	1,428,000
-	charity	RUR	30,000
-	paid state duty	RUR	337,000
-	fines and penalties	RUR	1,030,000
-	payments under court decisions:	RUR	230,000
-	payments under collective agreements	RUR	3,198,000
-	financial documents	RUR	2,040,000
-	alimonies, state insurance	RUR	1,268,000
-	compensation for business traveling	RUR	119,000
-	social expenses	RUR	1,202,000
-	cash to be credited	RUR	863,000

General Director V.V. Ukhov
Chief Accountant V.A. Burtsev

Conclusion of an accounting company (auditor) on financial statements of JSC RostovTelecom for the year ended December 31, 1999

CONCLUSION

Of an Auditor Company

Prepared For The Shareholders Of JSC RostovTelecom With Regard To The Financial Statements Of JSC RostovTelecom For The Year Ended December 31, 1999

1. We have audited the accompanying financial statements of JSC Rostov-Telecom for the year ended December 31, 1999. These financial statements were prepared by the executive body of JSC RostovTelecom pursuant to Federal Law of the Russian Federation No. 129-FZ "On Accounting", dated November 21, 1996, and Regulations of Accounting and Reports in the Russian Federation, approved by Order of the Ministry of Finance of the Russian Federation No. 34, dated July 29, 1998, and Regulations of Accounting "Accounting of Entities" (PBU 4/96), approved by Order of the Ministry of Finance of the Russian Federation No. 10, dated February 8, 1996, to the extent they are not in conflict with the Law "On Accounting".

2. These financial statements are the responsibility of the executive body of JSC RostovTelecom. Our responsibility is to express an opinion on reliability, in all material respects, of these financial statements based on our audits.

3. We conducted our audits in accordance with the Temporary Regulations of Auditing Activities in the Russian Federation approved by Decree of the President of the Russian Federation No. 2263, dated December 22, 1993, and Resolution of the Government of the Russian Federation No. 482 "On Approval of Regulations Governing Auditing Activities in the Russian Federation", dated May 6, 1994. We planned and performed the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. We believe our audits provide a reasonable basis for our opinion on reliability of these financial statements.

4. In our opinion, the financial statements attached hereto are reliable, i.e. are prepared to present fairly, in all material respects, the assets and liabilities of JSC RostovTelecom as of January 1, 2000, and financial results of its operations for 1999, pursuant to Federal Law "On Accounting" No. 129-FZ, dated November 21, 1996, Regulations of Accounting and Reports in the Russian Federation, approved by Order of the Ministry of Finance of the Russian Federation No. 34n, dated July 29, 1998, and Regulations of Accounting "Accounting of Entities" (PBU 4/96), approved by Order of the Ministry of Finance of the Russian Federation No. 10, dated February 8, 1996, in the part not contradictory to the Law "On Accounting".

K.N. Mauer, Head of the Accounting Company
G.A. Kazakova, Auditor   March 28, 2000

ANNEX

Financial Statements
for the year ended December 31, 2000

Consolidated balance sheet for the year ended December 31, 2000

ACCOUNTING POLICY
OPEN TYPE JOINT STOCK COMPANY
ELECTRICAL COMMUNICATION
OF THE ROSTOV REGION

ORDER
DECEMBER 30, 1999 the City of Rostov-on-Don No. 500

On Approving and Putting into Effect
the Regulations "Accounting Policy
of Open Type Joint Stock Company
Electrical Communication of the Rostov Region"

For the purposes of establishing and maintaining the accounting ensuring maximum efficiency, prompt preparation of information on the property and financial position of Joint Stock Company Electrical Communication of the Rostov Region, reliability, availability and usefulness of the accounting information, optimal results of financial and commercial operations of Joint Stock Company Electrical Communication of the Rostov Region, and meeting the requirements of current laws of the Russian Federation and Regulations governing accounting, on the basis of and pursuant to Federal Law "On Accounting" No. 129-FZ, dated November 21, 1996, Regulations of Accounting and Reports in the Russian Federation (Order of the Ministry of Finance of the Russian Federation No. 34n), and Regulations of Accounting "Accounting of Entities" (PBU 1/98), approved by Order of the Ministry of Finance of the Russian Federation No. 60, dated December 9, 1998, I hereby

ORDER:

1. To approve the Regulations "Accounting Policy of the Open Type Joint Stock Company Electrical Communication of the Rostov Region" for the year of 2000.

2. To put into effect, as of 01.01.2000, the Regulations "Accounting Policy of the Open Type Joint Stock Company Electrical Communication of the Rostov Region" for the year of 2000.

3. To rule that the methodical principles and methods of accounting established in the accounting policy of JSC RostovTelecom be mandatory for all branches and structural divisions regardless of their location, size, scope and type of business.

4. To charge directors of branches with organization of accounting in the branches they manage.

5. To charge Chief Accountant of JSC RostovTelecom and chief accountants of branches with strict compliance with the methodical principles and

methods of accounting established by Regulations "Accounting Policy of the Open Type Joint Stock Company Electrical Communication of the Rostov Region" for the year of 2000.

6. To use the Working Card of Accounts in order to keep the accounts in accordance with the requirements of timely and complete accounting and reporting (Annex No. 1).

   Each branch of JSC RostovTelecom shall apply its Working Card of Accounts of analytical accounting.

7. To approve the schedule of inventory of property and liabilities for 2000 using unified forms of recording the results of the inventory (Annex No. 2).

8. To approve the Inventory Commission consisting of:

V.Ya. Putilov	Deputy General Director of JSC RostovTelecom
V.A. Burtsev	Chief Accountant
E.I. Podpletennaya	lawyer
L.Ya. Ponomaryova	Chairperson of the Trade Union Committee.

9. The General Director shall control the implementation of this Order on the accounting policy.

GENERAL DIRECTOR
V.V. UKHOV

Attached to this order are Regulations "Accounting Policy of the Open Type Joint Stock Company Electrical Communication of the Rostov Region" for the year of 2000 the summary of which is given below.

Capital depreciation: *flat rate depreciation*

Recording low-value and non-durable items: *100% wear upon writing off for operation*

Intangible assets: *depreciation during the effective period of specific intangible assets or during 10 years*

Method of establishing proceeds and financial results: *upon payment*

Recording exchange gains (losses): *on a monthly basis, the amounts to be credited or charged to the financial results.*

Recording distribution and application of profit: *the Company establishes reserve capital, consumption and accumulation funds, fund for replenishment of internal current assets, fund of dividend payments and the charity fund from its net profit. The Company pays its income tax on a centralized basis*

BALANCE SHEET

			CODES
as of January 1, 2001		Form No. 1 OKUD	0710001
		Date (year, month, date)	
Organization:	JSC Electrical Communication of Rostov Region	OKPO	01152321
Taxpayer's Identification No.		INN	6164100189
Business	communications	OKDP	52300
Legal form/form of property	Open Joint Stock Company	OKOPF/OKFS	47
Unit:	RUR'000	OKEI	

ASSETS	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets (04, 05)	110	1,124	974
patents, licenses, trademarks (service marks), other rights	111	1,098	974
organizational expenses	112	-	-
goodwill	113	-	-
Fixed assets (01, 02, 03)	120	1,308,822	1,403,607
land plots and natural objects	121	-	-
property, plant and equipment	122	834,612	958,332
Construction in progress (07, 08, 16, 61)	130	181,262	47,762
Profitable investments in material values (03)	135	-	-
including: assets to be leased out	136	-	-
assets for hire	137	-	-
Long-term investments (06, 82)	140	36,491	38,520
investments in subsidiaries	141	600	10,611
investments in dependent companies	142	14,915	14,915
investments in other organizations	143	20,976	12,994
loans to entities for periods exceeding 12 months	144	-	-
other long-term investments	145	-	-
Other non-current assets	150	-	-
TOTAL Section I	190	1,527,699	1,490,863
II. CURRENT ASSETS			
Inventory:	210	74,735	60,984
raw materials, materials and similar values (10, 12, 13, 16)	211	55,980	49,952
animals in breeding and fattening (11)	212	-	-
expenditures on production in progress (working expenses) (20, 21, 23, 29, 30, 36, 44)	213	-	-

ASSETS	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	2	3	4
finished products and goods for re-sale (16, 40, 41)	214	16,017	8,998
goods shipped (45)	215	-	-
deferred expenses (31)	216	2,738	2,034
other inventory and expenditures	217	-	-
VAT on acquired valuables (19)	220	23,606	17,020
Accounts receivable (maturing more than 12 months following the reporting date):	230	-	-
Buyers and customers (62, 76, 82)	231	-	-
notes receivable (62)	232	-	-
Related parties (78)	233	-	-
advances granted (61)	234	-	-
other debtors	235	-	-
Accounts receivable (maturing within 12 months following the reporting date):	240	238,687	235,799
buyers and customers (62, 76, 82)	241	180,043	191,107
notes receivable (62)	242	864	412
related parties (78)	243	-	-
contributions to the Charter Capital of members (founders) receivable (75)	244	-	-
advances granted (61)	245	4,112	4,404
other debtors	246	53,668	39,876
Short-term investments (56, 58, 82):	250	1,215	-
loans granted to entities for periods less than 12 months	251	-	-
own shares purchased from shareholders	252	-	-
other short-term investments	253	1,215	-
Cash:	260	13,756	31,050
cash in hand (50)	261	628	690
settlement account (51)	262	11,799	28,592
hard-currency account (52)	263	159	136
other cash (55, 56, 57)	264	1,170	1,632
Other current assets	270	-	-
TOTAL Section II	290	351,999	344,853
BALANCE (sum of lines 190 + 290)	399	1,879,698	1,835,716

Liabilities	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	2	3	4
III. CAPITAL AND RESERVES			
Charter capital (85)	410	931,940	931,940
Additional capital (87)	420	383,823	335,603
Reserve capital (86)	430	13,542	19,616
statutory reserves	431	13,542	19,616
reserves established in accordance with constituent documents	432	-	-
Social fund (88)	440	32,857	32,855
Targeted funding and receipts (96)	450	-	-
Retained profit of previous years (88)	460	145,551	69,819
Uncovered loss of previous years (88)	465	-	-
Retained income of the accounting year (88)	470	-	133,328
Uncovered loss of the accounting year (88)	475	-	-
TOTAL Section III	490	1,507,713	1,523,161
IV. LONG-TERM LIABILITIES			
Borrowed monies (92, 95)	510	82,644	84,553
bank loans maturing more than 12 months after the reporting date	511	-	-
other loans maturing more than 12 months after the reporting date	512	82,644	84,553
Other long-term liabilities	520	-	-
TOTAL Section IV	590	82,644	84,553
V. SHORT-TERM LIABILITIES			
Borrowed monies (90, 94)	610	51,400	-
bank loans maturing within 12 months after the reporting date	611	51,400	-
other loans maturing within 12 months after the reporting date	612	-	-
Accounts payable	620	234,736	213,780
suppliers and contractors (60, 76)	621	137,635	84,593
notes payable (60)	622	19,421	6,062
debts to subsidiaries and dependent companies (78)	623	-	-
debts to the personnel of the entity (70)	624	10,345	22,020
debts to governmental off-budget funds (69)	625	6,100	7,748
debts to the budget (68)	626	28,432	23,020
advances received (64)	627	22,955	35,791
other creditors	628	9,848	34,546
Revenues payable to participants (founders) (75)	630	2,981	1,269
Deferred revenue (83)	640	224	12,953
Provisions for deferred expenses (89)	650	-	-
Other short-term liabilities	660	-	-
TOTAL Section V	690	289,341	228,002
BALANCE (sum of lines 490+590+690)	699	1,879,698	1,835,716

REFERENCE ON ASSETS RECORDED IN OFF-BALANCE ACCOUNTS

	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	2	3	4
Capital lease (001)	910	65	65
including financial leasing	911	65	65
Material values in custody (002)	920	991	125
Goods accepted for commission (004)	930	-	-
Debts of insolvent debtors written into loss (007)	940	11,290	19,111
Security of liabilities and payments received (008)	950	-	-
Security of liabilities and payments granted (009)	960	-	-
Wear of housing (014)	970	6,142	6,289
Wear of exterior amenities and other similar objects (015)	980	-	-
Strict reporting blanks (006)	990	4,605	4,270

PROFIT AND LOSS STATEMENT

			CODES
		Form No. 2 OKUD	0710002
as of January 1, 2001		Date (year, month, day)	
Organization:	JSC Electrical Communication of Rostov Region	OKPO	01152321
Taxpayer's Identification No.		INN	6164100189
Business	Communications	OKDP	52300
Legal form/form of property	Open Joint Stock Company	OKOPF/ORFS	47
Unit:	RUR'000	OKEI	

as paid for

Indicator	Line code	For the accounting period	For equal period of previous year
1	2	3	4
I. Proceeds and expenses relating to regular business			
Net proceeds from sales of goods, products, works, services (minus VAT, excises and similar mandatory payments)	10	301,921	206,328
Including those from sales of: communications services	11	287,425	194,997
Trading	12	9,655	9,234
social sphere services	13	188	592
intermediary services	14	4,653	1,505
Cost of goods, products, services sold:	20	177,087	123,935
Including those from sales of: communications services	21	166,149	112,599
Trading	22	7,536	8,617
social sphere services	23	2,126	1,538
intermediary services	24	1,276	1,181
Gross revenues	29	124,834	82,393
Commercial expenses	30	2,901	2,260
Administrative expenses	40	82,510	28,160
Income/(loss) from sales (lines (010-020-030-040))	50	39,423	51,973
II. Operating revenues **and expenses**			
Interest receivable	60	20	-
Interest payable	70	-	-
Revenues from participation in other organizations	80	30	144
Other operating revenues	90	25,258	16,489
Other operating expenses	100	39,692	32,445
III. Non-sales **revenues and expenses**			
Non-sales revenues	120	2,051	960
Non-sales expenses	130	1,358	426

Indicator	Line code	For the accounting period	For equal period of previous year
1	2	3	4
Income (loss) before taxes (lines (050+060-070+080+090-100+120-130)	140	25,732	36,695
Income tax and other similar mandatory payments	150	7,135	8,370
Income (loss) from regular business	160	18,597	28,325
IV. Extraordinary revenues and expenses			
Extraordinary revenues	170	-	-
Extraordinary expenses	180	-	-
Net income (retained income (loss) of the accounting period) (lines (160+170-180))	190	18,597	28,325
FOR REFERENCE:			
Dividends payable on each share:			
Preferred shares	201	484	-
Ordinary shares	202	1,451	-
Proposed dividends payable on each share in the subsequent reporting year:			
Preferred shares	203	0.572	-
Ordinary shares	204	1.717	-

BREAKDOWN OF CERTAIN PROFITS AND LOSSES

Indicator	Line Code	For the reporting period		For the similar period of the previous year	
		Profit	Loss	profit	loss
1	2	3	4	5	6
Fines and penalties acknowledged or for which court (arbitration court) decisions on recovery have been received	210	499	90	378	131
Profit (losses) of previous periods	220	442	750	276	607
Damages caused by failure to perform or undue performance	230	-	-	-	-
Exchange losses and gains resulting from foreign exchange transactions	240	3,446	8,907	2,062	20,320
Decreased cost of resources and manufacturing inventory as of the end of the reporting period	250	-	-	-	-
Accounts payable and accounts receivable written off after the period of limitation expired	260	-	3,040	-	-

REPORT ON CAPITAL FLOW

			CODES
		Form No. 3 OKUD	0710003
as of January 1, 2001		Date (year, month, day)	
Organization:	JSC Electrical Communication of the Rostov Region	OKPO	01152321
Taxpayer Identification No.		INN	6164100189
Sector (line of business)	communications	OKDP	52300
Legal form / property form	Open Joint Stock Company	OKOPF/OKFS	47
Unit:	RUR'000	OKEI	

Indicator	Line Code	Balance as of the beginning of the year	Received within the reporting year	Spent within the reporting year	Balance as of the end of the year
1	2	3	4	5	6
I. CAPITAL					
Charter capital	010	931,940	-	-	931,940
Additional capital	020	383,823	22,615	70,835	335,603
Reserve fund	030	13,542	6,074	-	19,616
	040	-	-	-	-
Retained profit of previous years	050	145,551	-	75,732	69,819
Social sphere funds	060	32,857	6,952	6,954	32,855
Targeted financing and receipts, total	070	-	-	-	-
	080	-	-	-	-
TOTAL Section I	079	1,507,713	168,969	153,521	1,523,161
II. Reserves for deferred expenses, total	080	-	-	-	-
TOTAL Section II	089	-	-	-	-
III. Estimated reserves, TOTAL	090	-	-	-	-
TOTAL Section III	099	-	-	-	-
IV. Movement of capital		-	-	-	-
Capital as of the beginning of the reporting period	100				
Growth of capital, total	110				

Including: as a result of additional share issues	111				
as a result of re-evaluation of assets	112				
as a result of growth of property	113				
upon reorganization of the legal entity (merger, acquisition)	114				
by the proceeds which shall be reported directly as growth of capital in accordance with the accounting rules	115				
Reduction of capital, total	120				
including: as a result of reduction of the nominal value of shares	121				
as a result of the reduction of the number of shares	122				
upon reorganization of the legal entity (separation, spin-off)	123				
by the expenses which shall be reported directly as reduction of capital in accordance with the accounting rules	124				
Capital as of the end of the reporting period	130				

REFERENCES

Indicator	**Line Code**	**Balance as of the beginning of the year**		**Balance as of the end of the year**	
1	2	3		4	
1) Net assets	150	1,507,713		1,534,283	
		from the budget		from off-budget funds	
		in the reporting year	in the previous year	in the reporting year	in the previous year
		3	4	5	6
2) Received for the purposes of:		-		-	
expenses related to regular business	160			-	-
capital investments into non-current assets	170			-	-

REPORT ON CASH FLOW

		CODES
	Form No. 4 OKUD	0710004
as of January 1, 2001	Date (year, month, day)	
Organization: JSC Electrical Communication of the Rostov Region	OKPO	01152321
Taxpayer Identification No.	INN	6164100189
Sector (line of business) communications	OKDP	52300
Legal form / property form Open Joint Stock Company	OKOPF/OKFS	47
Unit: RUR'000	OKEI	

Indicator	Line code	Amount	including		
			current operations	investment operations	financial operations
1	2	3	4	5	6
1. Balance cash as of the beginning of the year	010	-	x	x	x
2. Incoming cash, TOTAL::	020	-	-	-	-
including: - proceeds from sales of goods, works and services	030	-	-	x	x
- proceeds from sales of fixed assets and other property	040	-	-	-	-
- advances received from buyers (customers)	050	-	-	x	x
- allocations from budget and other targeted financing	060	-	-	-	-
- free of charge	070	-	-	-	-
- loans and borrowings	080	-	-	-	-
- dividends, interest on financial investments	090	-	x	-	-
- other receipts	110	-	-	-	-
3. Allocated cash, TOTAL:	120	-	-	-	-
including: - payments for purchased goods, works or services	130	-	-	-	-
- payment of wages	140	-	x	x	x
- deductions for social purposes	150	-	x	x	x
- imprest	160	-	-	-	-
- advances	170	-	-	-	-
- share in construction	180	-	x	-	x
- payments for plant, equipment and vehicles	190	-	x	-	x
- for financial investments	200	-	-	-	-
- for payment of dividends, interest	210	-	x	-	-

Indicator	Line code	Amount	including		
			current operations	investment operations	financial operations
1	2	3	4	5	6
- settlements with the budget	220	-	-	x	-
- payments of interest on loans received	230	-	-	-	-
- other payments, remittances, etc.	250	-	-	-	-
4. Balance cash as of the end of the reporting period	260	-	x	x	x

FOR REFERENCE:

From line 020, funds received in cash (other than line 100), TOTAL	270	-
Including: settlements with legal entities	280	-
settlements with individuals	290	-
Including: with use of: cash apparatus	291	-
strict report cards	292	-
Cash: received from banks	295	-
Deposited with banks	296	-

SUPPLEMENT TO THE BALANCE SHEET

			CODES
		Form No. 5 OKUD	0710005
as of January 1, 2001		Date (year, month, day)	
Organization:	JSC Electrical Communication of the Rostov Region	OKPO	01152321
Taxpayer Identification No.		INN	6164100189
Business	Communications	OKDP	52300
Legal form / property form	Open Joint Stock Company	OKOPF/OKFS	47
Unit:	RUR'000	OKEI	

1. BORROWED FUNDS FLOW

Indicator	Line Code	Balance as of the beginning of the year	Received	Repaid	Balance as of the end of the year
1	2	3	4	5	6
Long-term bank loans	110	-	-	-	-
including those not repaid when due	111	-	-	-	-
Other long-term loans	120	82,644	39,218	37,309	84,553
including those not repaid when due	121	22,687	-	6,842	15,845
Short-term bank loans	130	51,400	12,837	64,237	-
including those not repaid when due	131	-	-	-	-
Bank loans granted to employees	140	-	-	-	-
including those not repaid when due	141	-	-	-	-
Other short-term loans	150	-	138,509	138,509	-
including those not repaid when due	151	-	-	-	-

2. ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE

Indicator	Line Code	Balance as of the beginning of the year	New liabilities	Liabilities met	Balance as of the end of the year
1	2	3	4	5	6
Accounts payable: - short-term	210	238,687	1,649,344	1,652,232	235,799
including those overdue	211	120,413	534,908	572,245	83,076
including those overdue for more than 3 months	212	84,370	362,290	383,600	63,060
- long-term	220	-	-	-	-
including those overdue	221	-	-	-	-
including those overdue for more than 3 months	222	-	-	-	-
From Line 220: accounts receivable maturing more than 12 months following the reporting date	223	-	-	-	-
Accounts payable: - short-term	230	234,736	1,350,797	1,371,753	213,780
including those overdue	231	122,373	201,982	244,894	79,461
including those overdue for more than 3 months	232	89,665	94,616	122,119	62,162
- long-term	240	-	-	-	-
including those overdue	241	-	-	-	-
including those overdue for more than 3 months	242	-	-	-	-
From Line 240: accounts payable maturing more than 12 months following the reporting date	243	-	-	-	-
Security: - received	250	-	-	-	-
including from third parties	251	-	-	-	-
- granted	260	-	-	-	-
including to third parties	261	-	-	-	-

REFERENCES TO SECTION 2

Indicator	Line Code	Balance as of the beginning of the year	New liabilities	Liabilities met	Balance as of the end of the year
1	2	3	4	5	6
1. Notes flow: - notes issued	262	19,421	-	13,359	6,062
including those overdue	263	-	-	-	-
- notes received	264	864	2,783	3,235	412
including those overdue	265	-	-	-	-
2. Accounts receivable with regard to products shipped at actual cost	266	-	-	-	-

3. List of Major Corporate Debtors

Name of the Entity	Line Code	Balance as of the end of the year	
		Total	Over 3 months overdue
1	2	3	4
Governmental entities	270	43,166	33,114
Home affairs departments, Federal Security Service	271	5,526	3,034
Residents	272	69,598	6,146
Municipal authorities	273	2,843	1,038
Federal Agency for Governmental Communications and Information	274	3,673	3,282
Industry	275	55,543	19,494
Ministry of Defense	276	9,198	8,221
TV and radio companies	277	15,237	15,233
5) List of Major Corporate Creditors	278	-	-
Settlements with OAO Rostelecom	279	15,144	-
Under contracts for equipment	280	39,850	12,648
Settlements with regard to VAT (Account 76)	281	14,678	-
With off-budget funds	282	7,594	-
Settlements with regard to leasing	283	-	-

4. List of Major Corporate Creditors

Name of the Entity	Line Code	Balance as of the end of the year	
		Total	Over 3 months overdue
1	2	3	4

3. DEPRECIABLE ASSETS

Indicator	Line Code	Balance as of the beginning of the year	Received (put into operation)	Put out of operation	Balance as of the end of the year
1	2	3	4	5	6
I. INTANGIBLE ASSETS					
Rights to intellectual (industrial) property	310	2,065	246	789	1,525
Including those arising from: author's and other agreements for works of science, art, literary works and objects of adjacent rights, software, databases, etc.	311	2,054	246	775	1,525
- patents for inventions, industrial samples, collections, certificates for useful models, trade marks, service marks or license agreements for application thereof	312	11	-	11	-
- know-how	313	-	-	-	-
Rights to use separate natural objects	320	4	-	-	4
Organizational expenses	330	-	-	-	-
Goodwill	340	-	-	-	-
Other	349	51	-	51	-
TOTAL (sum of lines 310 + 320 + 330 + 340 + 349)	**350**	**2,120**	**246**	**837**	**1,529**
II. FIXED ASSETS					
Land plots and natural objects	360	-	-	-	-
Buildings	361	336,881	14,777	48,158	303,500
Constructions	362	899,525	75,568	74,278	900,815
Plant and equipment	363	1,270,169	203,727	187,561	1,286,335
Vehicles	364	35,108	4,614	3,069	36,653
Tools, production and household implements	365	13,799	7,847	1,641	20,005

Working livestock	366	3	-	-	3
Productive livestock	367	-	-	-	-
Perennial plantations	368	-	-	-	-
Other fixed assets	369	241	165	371	35
Total (sum of lines 360 through 369)	370	2,555,726	306,698	315,078	2,547,346
Including: production	371	2,509,576	297,051	307,368	2,499,259
Non-production	372	46,150	9,647	7,710	48,087
III. PROFITABLE INVESTMENTS INTO TANGIBLE ASSETS					-
Property to be leased out	381				-
Property to be rented out	382				-
Other	383				
Total (sum of lines 381 through 383)	385				

REFERENCE TO SECTION 3

Indicator	Line Code	As of the beginning of the year	As/ of the end of the year
1	2	3	4
From Line 371, Columns 3 and 6: fixed assets leased out, TOTAL	387	-	-
including: buildings:	388	-	-
Constructions	389	-	-
	390	-	-
	391	-	-
closed for conservation	392	-	-
Depreciation of depreciable assets: - intangible assets	393	996	555
- fixed assets, TOTAL	394	1,246,904	1,143,739
Including: - buildings and constructions	395	610,776	572,902
- plant, equipment, vehicles	396	629,454	562,305
- other	397	6,674	8,532
- profitable investments into material valuables	398		-

For reference: The result of indexation in connection with revaluation of fixed assets: - of the initial (recovered) value	401	-	X
- of depreciation	402	-	X
Assets pledged	403	-	-
Value of depreciable assets the depreciation on which does not accrue, total	404		
Including: intangible assets	405		
fixed assets	406		

4. FLOW OF LONG-TERM INVESTMENTS AND FINANCIAL INVESTMENTS

Indicator	Line code	Balance as of the beginning of the year	Accrued (created)	Applied	Balance as of the end of the year
1	2	3	4	5	6
Internal funds of the entity, TOTAL	410	22,450	90,741	113,191	-
Including: - depreciation of fixed assets	411	-	90,567	90,567	-
- depreciation of intangible assets	412	-	-	-	-
- retained profit (accumulation fund)	413	-	-	-	-
- other	414	-	174	174	-
Attracted funds, TOTAL	420	188	21,810	20,899	1,099
Including: - bank loans	421	-	-	-	-
loans granted by other entities	422	-	2,756	2,756	-
- shared construction	423	23	-	23	-
- from the budget	424	165	1,099	165	1,099
- from off-budget funds	425	-	-	-	-
- other	426	-	17,955	17,955	-
TOTAL internal and attracted funds (sum of lines 410 and 420)	430	22,638	112,551	134,090	1,099
FOR REFERENCE: construction in progress	440	91,592	326,535	396,252	21,875
Investments into subsidiaries	450	600	10,011	-	10,611
Investments into dependent entities	460	14,915	-	-	14,915

5. FINANCIAL INVESTMENTS

Indicator	Line Code	Long-Term		Short-Term	
		as of the beginning of the year	as of the end of the year	as of the beginning of the year	as of the end of the year
Interests and shares in other enterprises	510	7,041	-	-	-
Bonds and other securities	520	-	-	1,215	-
Loans granted	530	-	-	-	-
Other	540	29,450	38,520		
FOR REFERENCE: bonds and other securities at the market value	550	-	-	-	-

6. EXPENSES INCURRED BY THE ENTITY

Expense Items	Line Code	For the reporting year	For the preceding year
1	2	3	4
Material expenses	610	201,933	144,656
Wages-related expenses	620	294,135	191,980
Deductions for social purposes	630	112,563	73,214
Depreciation of fixed assets	640	90,567	91,283
Other expenses	650	341,234	251,119
TOTAL expenses	660	1,040,432	752,252
Movement of balances (growth [+], reduction [-]) with regard to: Production in progress	670	-	-
Deferred expenses	680		
Provisions for future expenses	690		

7. SOCIAL INDICATORS

Indicator	Line Code	Due according to the calculation	Spent	Transferred to funds
Allocations to governmental off-budget funds:				
- to the Social Insurance Fund	710	20,548	10,250	7,860
- to the Pension Fund	720	87,419	-	87,326
- to the Employment Fund	730	4,771	-	4,652
- for medical insurance	740	10,830	-	10,405
Allocations to non-governmental pension funds	750		x	
Allocations to non-governmental pension funds	750			
Insurance premiums under voluntary pension insurance agreements	755			
Average number of employees	760	9,836		
Payments in cash and awards not related to production, performance of work and rendering services	770	15,063		
Proceeds from shares and contributions to the assets of the entity	780	1,030		

Explanatory Note to the Financial Statements for the Year Ended December 31, 2000

The Explanatory Note to the Financial Statements for the year ended December 31, 2000 is attached hereto in Section "Finances – Financial Statements – Other".

Other information relating to the Financial Statements for the year ended December 31, 2000:

No

Conclusion of an Accounting Firm (Auditor) on the Financial Statements for the year ended December 31, 2000

The Conclusion of an Accounting Firm (Auditor) on the Financial Statements for the year ended December 31, 2000 is attached hereto in Section "Operations – Other – Document 1".

ANNEX

Financial Statements
for the year ended December 31, 2001

Consolidated balance sheet for the year ended December 31, 2001

ACCOUNTING POLICY

ORDER
DECEMBER 26, 2000 No. 497

On Approving and Putting into Effect
the Regulations "Accounting Policy
of Open Joint Stock Company
Electrical Communication of the Rostov Region
for 2001"

For the purposes of establishing and maintaining the accounting ensuring maximum efficiency, prompt preparation of information on the property and financial position of Joint Stock Company Electrical Communication of the Rostov Region, reliability, availability and usefulness of the accounting information, optimal results of financial and commercial operations of Joint Stock Company Electrical Communication of the Rostov Region, and pursuant to the effective laws of the Russian Federation and regulations governing accounting, Regulations of Accounting "Corporate Accounting Policy", approved by Order of the Ministry of Finance of the Russian Federation No. 60n, dated December 9, 1998, and Federal Law "On Accounting" No. 129-FZ, I hereby

ORDER:

1. To approve the Regulations "Accounting Policy of the Open Joint Stock Company Electrical Communication of the Rostov Region" for the year of 2001.

2. To put into effect, as of 01.01.2001, the Regulations "Accounting Policy of the Open Joint Stock Company Electrical Communication of the Rostov Region" for the year of 2001.

3. To rule that the methodical principles and methods of accounting established in the accounting policy of JSC RostovTelecom be mandatory for all branches and structural divisions regardless of their location, size, scope and type of business.

4. Directors of branches shall note that the revised Regulations "Accounting Policy of the Open Joint Stock Company Electrical Communication" provide for a different method of calculation of proceeds and results of operations. As of 2001, JSC RostovTelecom shall acknowledge its proceeds from the sales of products (works, services) on the "as shipped" basis.

5. To charge directors of branches with organization of accounting in the branches they manage.

6. To charge Chief Accountant of JSC RostovTelecom and chief accountants of branches with strict compliance with the methodical principles and methods of accounting established by Regulations "Accounting Policy of the Open Type Joint Stock Company Electrical Communication of the Rostov Region" for the year of 2001.

7. The Chief Accountant of JSC RostovTelecom (V.A. Burtsev) shall disclose the accounting policy of JSC RostovTelecom accepted for 2001 in the explanatory note on the results of the annual accounting for the year ending December 31, 2001.

8. The Chief Accountant of JSC RostovTelecom (V.A. Burtsev) shall control the implementation of this Order.

GENERAL DIRECTOR OF JSC ROSTOVTELECOM
V.V. UKHOV

Attached to this order are Regulations "Accounting Policy of the Open Joint Stock Company Electrical Communication of the Rostov Region" for the year of 2001 the summary of which is given below.

Capital depreciation: *flat rate depreciation*

Recording low-value and non-durable items: *100% wear upon writing off for operation*

Intangible assets: *depreciation during the effective period of specific intangible assets or during 10 years*

Method of establishing proceeds and financial results: *upon shipment*

Recording exchange gains (losses): *on a monthly basis, the amounts to be credited or charged to the financial results.*

Recording distribution and application of profit: *the Company establishes reserve capital, consumption and accumulation funds, fund for replenishment of internal current assets, fund of dividend payments and the charity fund from its net profit. The Company pays its income tax on a centralized basis.*

BALANCE SHEET

			CODES
as of January 1, 2002		Form No. 1 OKUD	0710001
		Date (year, month, date)	
Organization:	JSC Electrical Communication of Rostov Region	OKPO	01152321
Taxpayer's Identification No.		INN	6164100189
Business	communications	OKDP	52300
Legal form/form of property	Open Joint Stock Company	OKOPF/OKFS	47
Unit:	RUR'000	OKEI	

ASSETS	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets (04, 05)	110	974	50
patents, licenses, trademarks (service marks), other rights	111	974	50
organizational expenses	112	-	-
Goodwill	113	-	-
Fixed assets (01, 02, 03)	120	1,403,607	1,616,604
land plots and natural objects	121	-	-
property, plant and equipment	122	958,332	975,402
Construction in progress (07, 08, 16, 61)	130	47,762	31,627
Profitable investments in material values (03)	135	-	-
including: assets to be leased out	136	-	-
assets for hire	137	-	-
Long-term investments (06, 82)	140	38,520	41,583
investments in subsidiaries	141	600	600
investments in dependent companies	142	14,915	14,915
investments in other organizations	143	23,005	26,068
loans to entities for periods exceeding 12 months	144	-	-
other long-term investments	145	-	-
Other non-current assets	150	-	-
TOTAL Section I	190	1,490,863	1,689,864
II. CURRENT ASSETS			
Inventory:	210	60,984	91,757
raw materials, materials and similar values (10, 12, 13, 16)	211	49,952	82,966
animals in breeding and fattening (11)	212	-	-
expenditures on production in progress (working expenses) (20, 21, 23, 29, 30, 36, 44)	213	-	-
finished products and goods for re-sale (16, 40, 41)	214	8,998	3,304

goods shipped (45)	215	-	-
deferred expenses (31)	216	2,034	5,487
other inventory and expenditures	217	-	-
VAT on acquired valuables (19)	220	17,020	28,777
Accounts receivable (maturing more than 12 months following the reporting date):	230	-	-
Buyers and customers (62, 76, 82)	231	-	-
notes receivable (62)	232	-	-
Related parties (78)	233	-	-
advances granted (61)	234	-	-
other debtors	235	-	-
Accounts receivable (maturing within 12 months following the reporting date):	240	235,799	251,537
buyers and customers (62, 76, 82)	241	191,107	188,244
notes receivable (62)	242	412	1,372
related parties (78)	243	-	-
contributions to the Charter Capital of members (founders) receivable (75)	244	-	-
advances granted (61)	245	4,404	4,052
other debtors	246	39,876	57,869
Short-term investments (56, 58, 82):	250	-	-
loans granted to entities for periods less than 12 months	251	-	-
own shares purchased from shareholders	252	-	-
other short-term investments	253	-	-
Cash:	260	31,050	33,003
cash in hand (50)	261	690	1,199
settlement account (51)	262	28,592	29,862
hard-currency account (52)	263	136	7
other cash (55, 56, 57)	264	1,632	1,935
Other current assets	270	-	-
TOTAL Section II	290	344,853	405,074
BALANCE (sum of lines 190 + 290)	399	1,835,716	2,094,938

Liabilities	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	2	3	4
III. CAPITAL AND RESERVES			
Charter capital (85)	410	931,940	965,903
Additional capital (87)	420	350,638	332,452
Reserve capital (86)	430	26,282	27,556
statutory reserves	431	26,282	27,556
reserves established in accordance with constituent documents	432	-	-
Social fund (88)	440	32,855	25,501
Targeted funding and receipts (96)	450	-	-
Retained profit of previous years (88)	460	-	-
Uncovered loss of previous years (88)	465	-	-
Retained income of the accounting year (88)	470	-	210,513
Uncovered loss of the accounting year (88)	475	-	-
TOTAL Section III	490	1,500,495	1,723,247
IV. LONG-TERM LIABILITIES			
Borrowed monies (92, 95)	510	84,553	106,169
bank loans maturing more than 12 months following the reporting date	511	-	-
other loans maturing more than 12 months following the reporting date	512	84,553	106,169
Other long-term liabilities	520	-	-
TOTAL Section IV	590	84,553	106,169
V. SHORT-TERM LIABILITIES			
Borrowed monies (90, 94)	610	-	-
bank loans maturing within 12 months following the reporting date	611	-	-
other loans maturing within 12 months following the reporting date	612	-	-
Accounts payable	620	213,780	262,492
suppliers and contractors (60, 76)	621	84,593	152,594
notes payable (60)	622	6,062	1
debts to subsidiaries and dependent companies (78)	623	-	-
debts to the personnel of the entity (70)	624	22,020	25,122
debts to governmental off-budget funds (69)	625	7,748	10,405
debts to the budget (68)	626	23,020	41,561
advances received (64)	627	35,791	26,639
other creditors	628	34,546	6,170
Revenues payable to participants (founders) (75)	630	23,935	1,420
Deferred revenue (83)	640	12,953	1,610
Provisions for deferred expenses (89)	650	-	-
Other short-term liabilities	660	-	-
TOTAL Section V	690	250,668	265,522
BALANCE (sum of lines 490+590+690)	699	1,835,716	2,094,938

REFERENCE ON ASSETS RECORDED IN OFF-BALANCE ACCOUNTS

	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	2	3	4
Capital lease (001)	910	65	23,465
including financial leasing	911	65	23,400
Material values in custody (002)	920	125	9,434
Goods accepted for commission (004)	930	-	-
Debts of insolvent debtors written into loss (007)	940	19,111	39,016
Security of liabilities and payments received (008)	950	-	-
Security of liabilities and payments granted (009)	960	-	-
Wear of housing (014)	970	6,289	5,199
Wear of exterior amenities and other similar objects (015)	980	-	-
Strict reporting blanks (006)	990	4,270	4,332

PROFIT AND LOSS STATEMENT

			CODES
		Form No. 2 OKUD	0710002
as of January 1, 2002		Date (year, month, day)	
Organization:	JSC Electrical Communication of Rostov Region	OKPO	01152321
Taxpayer's Identification No.		INN	6164100189
Business	Communications	OKDP	52300
Legal form/form of property	Open Joint Stock Company	OKOPF/ORFS	47
Unit:	RUR'000	OKEI	

as paid for

Indicator	Line code	For the accounting period	For equal period of previous year
1	2	3	4
I. Proceeds and expenses relating to regular business			
Net proceeds from sales of goods, products, works, services (minus VAT, excises and similar mandatory payments)	010	1,765,319	1,285,212
Including those from sales of: communications services	011	1,725,486	1,232,828
Cost of goods, products, services sold:	020	984,751	784,824
Including those from sales of: communications services	021	945,452	735,932
Gross revenues	029	780,568	500,388
Commercial expenses	030	13,735	13,088
Administrative expenses	040	311,272	242,520
Income/(loss) from sales (lines (010-020-030-040))	050	455,561	244,780
II. Operating revenues and expenses			
Interest receivable	060	161	87
Interest payable	070	25,262	15,849
Revenues from participation in other organizations	080	650	2
Other operating revenues	090	10,796	38,360
Other operating expenses	100	39,445	78,680
III. Non-sales revenues and expenses			
Non-sales revenues	120	30,571	67,688
Non-sales expenses	130	101,561	82,883
Income (loss) before taxes (lines (050+060-070+080+090-100+120-130)	140	331,471	173,505
Income tax and other similar mandatory payments	150	120,958	72,122
Income (loss) from regular business	160	210,513	101,383
IV. Extraordinary revenues and expenses			
Extraordinary revenues	170	-	-

Indicator	Line code	For the accounting period	For equal period of previous year
1	2	3	4
Extraordinary expenses	180	-	-
Net income (retained income (loss) of the accounting period) (lines (160+170-180))	190	210,513	101,383
FOR REFERENCE:			
Dividends payable on each share:			
Preferred shares	201	0.000552	0.000469
Ordinary shares	202	0.000129	0.000109
Proposed dividends payable on each share in the subsequent reporting year:			
Preferred shares	203	0.000872	-
Ordinary shares	204	0.000291	

BREAKDOWN OF CERTAIN PROFITS AND LOSSES

Indicator	Line Code	For the reporting period		For the similar period of the previous year	
		profit	Loss	profit	loss
1	2	3	4	5	6
Fines and penalties acknowledged or for which court (arbitration court) decisions on recovery have been received	210	732	200	499	90
Profit (losses) of previous periods	220	770	1,187	442	750
Damages caused by failure to perform or undue performance	230	261	343	1,003	329
Exchange losses and gains resulting from foreign exchange transactions	240	582	1,540	3,446	8,907
Decreased cost of resources and manufacturing inventory as of the end of the reporting period	250	-	-	-	-
Accounts payable and accounts receivable written off after the period of limitation expired	260	78	3,784	-	3,040

REPORT ON CAPITAL FLOW

			CODES
		Form No. 3 OKUD	0710003
as of January 1, 2002		Date (year, month, day)	
Organization:	JSC Electrical Communication of the Rostov Region	OKPO	01152321
Taxpayer Identification No.		INN	6164100189
Sector (line of business)	communications	OKDP	52300
Legal form / property form	Open Joint Stock Company	OKOPF/OKFS	47
Unit:	RUR'000	OKEI	

Indicator	Line Code	Balance as of the beginning of the year	Received within the reporting year	Spent within the reporting year	Balance as of the end of the year
1	2	3	4	5	6
I. Capital					
Charter capital	010	931,940	33,963	-	965,903
Additional capital	020	350,638	-	18,186	332,452
Reserve fund	030	2,682	1,274	-	27,556
Increase in assets upon re-evaluation	040	193,077	-	-	193,077
Retained profit of previous years, total	050	158,780	2,542	-	161,322
Social sphere funds	060	32,855	266	7,620	25,501
Targeted financing and receipts, total	070	-	-	-	-
Retained profit of the reporting year	080	-	210,513	-	210,513
Total Section I	079	1,500,495	438,558	25,806	1,723,247
II. Reserves for deferred expenses, total	080	-	-	-	-
Total Section II	089	-	-	-	-
III. Estimated reserves, total	090	-	-	-	-
Total Section III	099	-	-	-	-
IV. Movement of capital		-	-	-	-
Other replacements		25,806	-	-	142,094
Capital as of the beginning of the reporting period	100	1,500,495	-	-	1,502,144
Growth of capital, total	110	248,558	-	-	140,445

Including: as a result of additional share issues	111	-	-	-	-
as a result of re-evaluation	112	-	-	-	-
as a result of growth of property	113	-	-	-	-
upon reorganization of the legal entity (merger, acquisition)	114	-	-	-	-
by the proceeds which shall be reported directly as growth of capital in accordance with the accounting rules	115	-	-	-	-
Reduction of capital, total	120	-	-	-	-
including: as a result of reduction of the nominal value of shares	121	-	-	-	-
as a result of the reduction of shares	122	-	-	-	-
upon reorganization of the legal entity (separation, spin-off)	123	-	-	-	-
by the expenses which shall be reported directly as reduction of capital in accordance with the accounting rules	124	-	-	-	-
Capital as of the end of the reporting period	130	1,723,247	-	-	1,500,495

REFERENCES

Indicator	Line Code	Balance as of the beginning of the year		Balance as of the end of the year	
1	2	3		4	
1) Net assets	150	1,511,617		1,724,857	
		from the budget		from off-budget funds	
		in the reporting year	in the previous year	in the reporting year	in the previous year
		3	4	5	6
2) Received for the purposes of:		-		-	
expenses related to regular business	160	44,450	14,943	-	-
capital investments into non-current assets	170	42,300	12,802	-	-

REPORT ON CASH FLOW

			CODES
		Form No. 4 OKUD	0710004
as of January 1, 2002		Date (year, month, day)	
Organization:	JSC Electrical Communication of the Rostov Region	OKPO	01152321
Taxpayer Identification No.		INN	6164100189
Sector (line of business)	communications	OKDP	52300
Legal form / property form	Open Joint Stock Company	OKOPF/OKFS	47
Unit:	RUR'000	OKEI	

Indicator	Line code	Amount	including		
			current operations	investment operations	financial operations
1	2	3	4	5	6
1. Balance cash as of the beginning of the year	010	29,418	x	x	x
2. Incoming cash, TOTAL::	020	2,270,328	2,270,328	-	-
including: - proceeds from sales of goods, works and services	030	1,679,706	-	x	x
- proceeds from sales of fixed assets and other property	040	48	48	-	-
- advances received from buyers (customers)	050	9,608	x	x	-
- allocations from budget and other targeted financing	060	3,600	3,600	-	-
- free of charge	070	-	-	-	-
- loans and borrowings	080	15,000	15,000	-	-
- dividends, interest on financial investments	090	-	x	-	-
- other receipts	110	376,743	376,743	-	-
3. Allocated cash, TOTAL:	120	2,266,743	1,502,895	248,549	-
including: - payments for purchased goods, works or services	130	604,497	604,497	-	-
- payment of wages	140	376,312	x	x	x
- deductions for social purposes	150	138,987	x	x	x
- imprest	160	33,402	33,402	-	-
- advances	170	562	562	-	-
- share in construction	180	17,000	x	17,000	x
- payments for plant, equipment and vehicles	190	209,989	x	209,989	x
- for financial investments	200	-	-	-	-
- for payment of dividends, interest	210	21,560	x	21,560	-

Indicator	Line code	Amount	including		
			current operations	investment operations	financial operations
1	2	3	4	5	6
- settlements with the budget	220	446,181	446,181	x	-
- payments of interest on loans received	230	811	811	-	-
- other payments, remittances, etc.	250	417,442	417,442	-	-
4. Balance cash as of the end of the reporting period	260	33,003	x	x	x

FOR REFERENCE:

From line 020, funds received in cash (other than line 100), TOTAL	270	733,853
Including: settlements with legal entities	280	99,258
settlements with individuals	290	634,595
Including: with use of: cash apparatus	291	367,530
strict report cards	292	267,065
Cash:		-
received by the entity from the bank	295	213,894
deposited by the entity with the bank	296	634,519

SUPPLEMENT TO THE BALANCE SHEET

			CODES
		Form No. 5 OKUD	0710005
as of January 1, 2002		Date (year, month, day)	
Organization:	JSC Electrical Communication of the Rostov Region	OKPO	01152321
Taxpayer Identification No.		INN	6164100189
Business	Communications	OKDP	52300
Legal form / property form	Open Joint Stock Company	OKOPF/OKFS	47
Unit:	RUR'000	OKEI	

1. BORROWED FUNDS FLOW

Indicator	Line Code	Balance as of the beginning of the year	Received	Repaid	Balance as of the end of the year
1	2	3	4	5	6
Long-term bank loans	110	-	-	-	-
including those not repaid when due	111	-	-	-	-
Other long-term loans	120	84,553	21,616	-	10,616
including those not repaid when due	121	15,845	21,616	-	3,746
Short-term bank loans	130	-	15,705	15,705	-
including those not repaid when due	131	-	-	-	-
Bank loans granted to employees	140	-	185,729	185,729	-
including those not repaid when due	141	-	-	-	-

2. ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE

Indicator	Line Code	Balance as of the beginning of the year	New liabilities	Liabilities met	Balance as of the end of the year
1	2	3	4	5	6
Accounts payable: - short-term	210	235,799	2,640,000	2,624,262	251,537
including those overdue	211	83,076	620,237	666,098	37,215
including those overdue for more than 3 months	212	63,060	426,034	463,768	25,326
- long-term	220	-	-	-	-
including those overdue	221	-	-	-	-
including those overdue for more than 3 months	222	-	-	-	-
From Line 220: accounts receivable maturing more than 12 months following the reporting date	223	-	-	-	-
Accounts payable: - short-term	230	213,780	1,703,046	1,654,334	262,492
including those overdue	231	79,461	284,063	233,495	130,029
including those overdue for more than 3 months	232	62,162	132,046	157,576	36,632
- long-term	240	-	-	-	-
including those overdue	241	-	-	-	-
including those overdue for more than 3 months	242	-	-	-	-
From Line 240: accounts payable maturing more than 12 months following the reporting date	243	-	-	-	-
Security: - received	250	-	-	-	-
including from third parties	251	-	-	-	-
- granted	260	-	-	-	-
including to third parties	261	-	-	-	-

REFERENCES TO SECTION 2

Indicator	Line Code	Balance as of the beginning of the year	New liabilities	Liabilities met	Balance as of the end of the year
1	2	3	4	5	6
1. Notes flow: - notes issued	262	6,062	-	6,061	1
including those overdue	263	-	-	-	-
- notes received	264	412	1,051	91	1,372
including those overdue	265	-	-	-	-
2. Accounts receivable with regard to products shipped at actual cost	266	-	-	-	-

3. List of Major Corporate Debtors

Name of the Entity	Line Code	Balance as of the end of the year	
		Total	Over 3 months overdue
1	2	3	4
Governmental entities	270	28,534	18,523
Agriculture	271	1,911	371
Ministry of Home Affairs, home affairs departments	272	2,534	707
Individuals	273	100,035	5,088
Administration	274	1,310	104
Federal Agency for Governmental Communications and Information	275	3,606	2,970
Industry	276	53,018	2,232
Divisions of the Ministry of Defense	277	8,109	7,397
TV and radio companies	278	4,746	4,731

4. List of Major Corporate Creditors

Name of the Entity	Line Code	Balance as of the end of the year	
		Total	Over 3 months overdue
1	2	3	4
Settlements with OAO Rostelecom	280	21,094	-
Under contracts for equipment	281	23,556	23,556
Settlements with regard to VAT (Account 76)	282	-	-

With off-budget funds	283	54	-
Leasing-related settlements	284	1,330	-

3. DEPRECIABLE ASSETS

Indicator	Line Code	Balance as of the beginning of the year	Received (put into operation)	Put out of operation	Balance as of the end of the year
1	2	3	4	5	6
I. INTANGIBLE ASSETS					
Rights to intellectual (industrial) property	310	1,525	-	1,436	89
Including those arising from: author's and other agreements for works of science, art, literary works and objects of adjacent rights, software, databases, etc.	311	1,525	-	1,436	89
- patents for inventions, industrial samples, collections, certificates for useful models, trade marks, service marks or license agreements for application thereof	312	-	-	-	-
- know-how	313	-	-	-	-
Rights to use separate natural objects	320	4	-	-	4
Reorganization-related expenses	330	-	-	-	-
Goodwill	340	-	-	-	-
Other	349	51	-	51	-
TOTAL (sum of lines 310 + 320 + 330 + 340 + 349)	**350**	**1,529**	-	**1,440**	**89**
II. FIXED ASSETS					
Land plots and natural objects	360	-	-	-	-
Buildings	361	303,500	15,097	8,938	309,659
Constructions	362	900,815	59,790	36,035	924,570
Plant and equipment	363	1,286,335	277,578	12,923	1,550,990
Vehicles	364	36,653	9,205	1,799	44,059
Tools, production and household implements	365	20,005	11,200	2,286	28,919
Working livestock	366	3	-	3	-
Productive livestock	367	-	-	-	-

Perennial plantations	368	-	-	-	-
Other fixed assets	369	35	-	22	13
Total (sum of lines 360 through 369)	370	2,547,346	372,870	62,006	2,858,210
Including: production	371	2,499,259	369,421	54,403	2,814,277
non-production	372	48,087	3,449	7,603	43,933
III. PROFITABLE INVESTMENTS INTO TANGIBLE ASSETS					
Property to be leased out	381	-	-	-	-
Property to be rented out	382	-	-	-	-
Other	382	-	-	-	-
Total (sum of lines 381 through 383)	385	-	-	-	-

REFERENCE TO SECTION 3

Indicator	Line Code	As of the beginning of the year	As/ of the end of the year
1	2	3	4
From Line 371, Columns 3 and 6: fixed assets leased out, TOTAL	387	-	-
including: buildings:	388	-	-
constructions	389	-	-
-	390	-	-
-	391	-	-
closed for conservation	392	-	-
Depreciation of depreciable assets: - intangible assets	393	555	39
- fixed assets, TOTAL	394	1,143,739	1,241,606
Including: - buildings and constructions	395	572,902	600,764
- plant, equipment, vehicles	396	562,305	632,124
- other	397	8,532	8,718
- low-value and non-durable goods	398	-	-
For reference: The result of indexation in connection with revaluation of fixed assets: - of the initial (recovered) value	401	-	X
- of depreciation	402	-	X

Assets pledged	403	-	-
Value of depreciable assets the depreciation on which does not accrue, total	404	410,182	593,629
Including: intangible assets	405	-	-
fixed assets	406	410,182	593,629

4. FLOW OF LONG-TERM INVESTMENTS AND FINANCIAL INVESTMENTS

Indicator	Line code	Balance as of the beginning of the year	Accrued (created)	Applied	Balance as of the end of the year
1	2	3	4	5	6
Internal funds of the entity, TOTAL	410	126,500	102,996	229,496	-
Including: - financing capital investments	411	126,500	-	126,500	-
- retained profit (accumulation fund)	411	-	-	-	-
- depreciation of intangible assets	412	-	102,795	102,795	-
- other (describe)	413	-	201	201	-
Attracted funds, TOTAL	420	1,099	1,450	2,549	-
Including: - bank loans	421	-	-	-	-
loans granted by other entities	422	-	-	-	-
- shared construction	423	-	-	-	-
- from the budget	424	1,099	1,450	2,549	-
- from off-budget funds	425	-	-	-	-
- other	426	-	-	-	-
TOTAL internal and attracted funds (sum of lines 410 and 420)	430	127,599	104,446	232,045	-
FOR REFERENCE: construction in progress	440	21,875	307,273	310,529	18,619
Investments into subsidiaries	450	600	-	-	600
Investments into dependent entities	460	14,915	-	-	14,915

5. FINANCIAL INVESTMENTS

Indicator	Line Code	Long-Term		Short-Term	
		as of the beginning of the year	as of the end of the year	as of the beginning of the year	as of the end of the year
Interests and shares in other enterprises	510	-	-	-	-
Bonds and other securities	520	-	-	-	-
Loans granted	530	-	-	-	-
Other	540	38,529	41,583		
FOR REFERENCE: bonds and other securities at the market value	550	-	-	-	-

6. EXPENSES RELATED TO REGULAR BUSINESS

Expense Items	Line Code	For the reporting year	For the preceding year
1	2	3	4
Material expenses	610	196,138	152,495
Wages-related expenses	620	404,641	294,135
Deductions for social purposes	630	142,317	112,563
Depreciation of fixed assets	640	102,996	90,741
Other expenses	650	463,666	390,498
TOTAL expenses	660	1,309,758	1,040,432
Movement of balances (growth [+], reduction [-]) with regard to: Production in progress	670	-	-
Deferred expenses	680	-	-
Provisions for future expenses	690		

7. SOCIAL INDICATORS

Indicator	Line Code	Due according to the calculation	Spent	Transferred to funds
Allocations to governmental off-budget funds:				
- to the Social Insurance Fund	710	18,099	15,774	6,306
- to the Pension Fund	720	118,326	-	112,858
- to the Employment Fund	730	68	-	310
- for medical insurance	740	15,259	-	14,527
Allocations to non-governmental pension funds	750	5,000	x	5,000
Allocations to non-governmental pension funds	750			
Insurance premiums under voluntary pension insurance agreements	755	-		
Average number of employees	760	9,681		
Payments in cash and awards not related to production, performance of work and rendering services	770	17,293		
Proceeds from shares and contributions to the assets of the entity	780	4,408		

Explanatory Note to the Financial Statements for the Year Ended December 31, 2001

EXPLANATORY NOTE TO THE ANNUAL REPORT OF JSC ROSTOVTELECOM FOR THE YEAR ENDED DECEMBER 31, 2001

Open Joint Stock Company Electrical Communication of Rostov Region (the "Company") was established in accordance with Decree of the President of the Russian Federation No. 721, dated July 1, 1992, "On Organizational Measures with Regard to Transformation of State-Owned Enterprises and Voluntary Amalgamations of State-Owned Enterprises into Joint Stock Companies" and operates pursuant to Federal Law No. 208-FZ "On Joint Stock Companies", dated December 26,1995.

INFORMATION on Open Joint Stock Company "ELECTRICAL COMMUNICATION" of Rostov Region

No.	Name	Information
1	2	3
1	Full official name of the entity	Open Joint Stock Company "ELECTRICAL COMMUNICATION" of Rostov Region
2	Abbreviated official name of the entity	JSC ROSTOVTELECOM
3	Primary business	Services of local, zonal, telegraphic, domestic and international long-distance communications, lease of communications channels and physical circuits, including broadcasting channels
4	Legal address	47 Bratsky Pereulok, 344082 Rostov-on-Don
5	Actual acctess	47 Bratsky Pereulok, 344082 Rostov-on-Don
6	Registration No.	1222 -RP
7	Registration date	June 29, 1994
8	Charter capital	RUR 965,902,560
9	Certificate for the right to engage in business in accordance with the constituent documents pursuant to applicable laws.	Certificate No. 2921 Series AO-RP, issued by the Registration Chamber on December 15, 1999
10	Certificate for the right to engage in business under constituent documents pursuant to applicable laws	Certificate No. 2921 Series AO-RP, issued by the Registration Chamber on December 15, 1999
11	Address of the tax inspectorate which controls the entity	Inspectorate of the Ministry of Taxes and Charges for Rostov-on-Don 43/13 Moskovskaya Ulitsa, 344007 Rostov-on-Don
12	Taxpayer Identification Code	6164100189
13	OKPO Identification Code National classification of enterprises and entities	01152321
14	OKOGU Territory Code	49001

	National classification of governmental and regulatory bodies Privatized entities	
15	OKATO Group Code National classification of administrative and territorial objects	60401372000
16	OKFS Property Code National classification of property forms: Private property	49
17	OKOPF Code of corporate and legal form National classification of corporate and legal forms: Open Joint Stock Company.	47
18	OKONKH Industry Code National classification of industries: 1. Telecommunications and wireless communications 2. Foreign trade, non-governmental entities	52300

Shareholders (founders, participants) of JSC ROSTOVTELECOM

No.	Full name of the shareholder (participant) of the entity	Percentage of charter capital	For joint stock companies	
			Percentage of common (voting) shares	Percentage of preferred shares
1	2	3	4	5
1.	OAO Svyazinvest	38	50.66	-
2.	ZAO DKK	10.592	8.289	17.499
3.				-
4.				-
5.	In addition, shareholders owning at least 5% of the charter capital			
6.	Individuals (residents)		30.2	24.758
7.	Legal entities (residents)		17.71	73.54
8.	Non-residents		1.41579	1.7

The Company has 1 subsidiary, 2 dependent companies and 20 branches

No	Full and abbreviated name of the entity	Status (branch, subsidiary, dependent company, etc.)	Year of establishment of the entity	Separate		Types of business	Location of branches	Names and business telephones of top managers of the entities
				settlement account (yes, no)	balance sheet (yes, no)			
1	2	3	4	5	6	9	10	11
1	OOO Faktorial-99	subsidiary	1998	yes	yes	Information, trade and intermediary	47 Bratsky Pereulok, 344082 Rostov-on-Don	Andrey V. Krukhmalev 44-24-90
2	OAO Rostovgiproshakht	dependent	1994	yes	yes	Mine design	157 Krasnoarmeyskaya Ulitsa, 344010 Rostov-on-Don	Yana O. Matsynina 64-86-21 (receiver)
3	ZAO Dontelecom	dependent	1994	yes	yes	GSM-900 cellular communications services	15 Ulitsa Kayani, 344088 Rostov-on-Don	Georgy I. Yurchenko 67-40-48 (General Director)
4.	The Azov Telephone Terminal	branch	1994	yes	yes	Telecommunications services	г. Азов, Петровский бульвар, 22	Горохов Виктор Михайлович 3-00-50
5	The Aksay Telephone Terminal	branch	1994	yes	yes	Telecommunications services	30 Pr. Lenina, Aksay	Vladimir P. Chumak 5-55-00
6	The Bataysk Telephone Terminal	branch	1994	yes	yes	Telecommunications services	3 Ulitsa Imeni Krupskoy, Bataysk	Gennady Yu. Turkin 5-60-00
7	The Veshenskaya Telephone Terminal	branch	1994	yes	yes	Telecommunications services	81 Ulitsa Lenina, Veshenskaya	Ivan A Soldatov 2-14-44
8	The Volgodonsk Telephone Terminal	branch	1994	yes	yes	Telecommunications services	60 Ulitsa Lenina, Volgodonsk	Alexander N. Matyashov 2-04-54
9	The Zernograd Telephone Terminal	branch	1994	yes	yes	Telecommunications services	34 Ulitsa Lenina, Zernograd	Vladimir V. Kazakov 3-32-88
0	The Zimovniki Telephone Terminal	branch	1994	yes	yes	Telecommunications services	108 Ulitsa Lenina, Zimovniki	Viktor N. Panasenko 3-15-65
1	The Kamensk-Shakhtinskiy Telephone Terminal	branch	1994	yes	yes	Telecommunications services	128 Ulitsa Voroshilova, Kamensk-Shakhtinskiy	Vasily S. Slobodin 5-48-80
2	The Millerovo Telephone Terminal	branch	1994	yes	yes	Telecommunications services	46 Ulitsa III Internatsionala, Millerovo	Nikolay I. Karakulev 2-35-79

3	The Morozovsk Telephone Terminal	branch	1994	yes	yes	Telecommunications services	159 Ulitsa Lenina, Morozovsk	Yuri A. Sokolovsky 2-14-61
4	The Novocherkassk Telephone Terminal	branch	1994	yes	yes	Telecommunications services	25 Baklanovsky Pr., Novocherkassk	Mikhail I. Domchenko 2-45-00
5	The Salsk Telephone Terminal	branch	1994	yes	yes	Telecommunications services	4 Ulitsa Pushkina, Salsk	Valery F. Petrenko 3-23-45
6	The Semikarakorsk Telephone Terminal	branch	1994	yes	yes	Telecommunications services	0 Sovetskiy Pereulok, Semikarakorsk	Pavel. A. Makarenko 2-14-50
7	The Taganrog Telephone Terminal	branch	1994	yes	yes	Telecommunications services	243 Kuznechnaya Ulitsa, Taganrog	Vasily A. Shutov 34-25-25
8	The Chaltyr Telephone Terminal	branch	1994	yes	yes	Telecommunications services	65 Ulitsa K. Marksa, Chaltyr	Sogomon M. Sogomonian 2-14-44
9	The Shakhty Telephone Terminal	branch	1994	yes	yes	Telecommunications services	02 Ulitsa Shevchenko, Shakhty	Alexander V. Dmitrenko 2-31-12
0	The Rostov Domestic Long-Distance Switch	branch	1994	yes	yes	Telecommunications services	49 Gazetny Pereulok, Rostov-on-Don	Vladimir N. Romashkin 440-561
1	The Rostov City Telephone Network	branch	1994	yes	yes	Telecommunications services	60/35 1st Murlychevskaya Ulitsa, Rostov-on-Don	Yuri V. Metla 51-95-44
2	The Repair and Construction Department	branch	1994	yes	yes	Construction, reconstruction and repair of buildings and communications facilities	6a Temernitskaya Ulitsa, Shakhty	Sergey N. Maslov 5-58-37
3	The Rostov-on-Don Telegraph Office	branch	1994	yes	yes	Telecommunications services	50 Budennovsky Pr., Rostov-on-Don	Nikolay N. Tarasenko 69-69-69

The main activities of the Company are as follows:

- to ensure continuous and efficient operation of long-distance, city and rural telephone communications and wire broadcasting equipment in the territory of the Rostov Region;
- to render services of local and zonal telephone communications and wireless communications;

- to establish a telecommunications network for the purposes of transmitting various kinds of information (vocal, data, etc.) within the territory of the Rostov Region;
- to lease out communications channels and physical circuits, including broadcasting channels;
- to produce and broadcast TV- and radio programs through fixed (cable) and air TV and radio broadcasting networks;
- to render services related to broadcasting TV and radio programs through fixed (cable) and air TV and radio broadcasting networks;
- to upgrade and develop the material and technical basis of TV and radio broadcasting, the TV and radio signal distribution network;
- editorial activities in mass media;
- to establish the telematics service ("Teletex", "Videotex", "Telefax", etc.") on the basis of digital transfer and communications systems;
- to ensure that the communications equipment is ready for mobilization in case of emergency;
- to develop designing estimates for construction, overhaul and reconstruction of communications structures according to the established procedure;
- to construct and to put into operation communications objects, to supervise the quality of construction and assembly works;
- to ensure the performance of state and inter-sectional programs and plans with regard to the informatization of Russia to the extent of the establishment and development of data processing and transfer systems;
- to establish direct foreign economic connections including export and import transactions;
- to arrange and to hold exhibitions, trade fairs, fairs, auctions, tenders in the Russian Federation and abroad, including in foreign countries;
- to provide information servicing and advertising;
- to transport goods using the Company's own vehicles;
- to render the services of warehouse facilities;
- editing, publishing and printing, organization of publication of reference books, booklets, advertising and methods manuals, advertising and information materials and other publications;
- to organize professional training and refresher courses for communications personnel, to arrange and to hold conferences, seminars, symposia, business meetings in the Russian Federation and abroad, including foreign countries;

- to purchase and to sell residential and office buildings, premises, structures and land plots;
- to sell subscriber units, including terminals for radio access, cellular communications, various networks, to sell software, communications equipment and other goods;
- other business not prohibited by the laws of the Russian Federation.

The Company has civil rights and obligations required to engage in any business not prohibited by federal laws.

Members of the Board of Directors

	Name	**Positions held**
1.	Vadim Ye. Belov, Chairman of the Board of Directors	OAO Svyazinvest, Deputy General Director
2.	Alla B. Grigorieva	OAO Svyazinvest, Deputy Director and Head of the Corporate Management Department
3.	Vladimir L. Gorbachev	OAO The Southern Telecommunications Company, General Director
4.	Gennady S. Yegorochkin	JSC RostovTelecom, First Deputy General Director
5.	Nail I. Ismailov	Non-Profit Organization "Union of Manufacturers and Consumers of Communications Equipment (UMCCE)", President
6.	Andrey A. Kraynik	OOO Mobicom-Caucasus, General Director
7.	Stanislav N. Panchenko	OAO Svyazinvest, Deputy General Director
8.	Vladimir N. Romashkin	The Rostov Long-Distance Switch
9.	Valery V. Ukhov, Deputy Chairman of the Board of Directors	JSC RostovTelecom, General Director

Members of the collective executive body of the Company

No	Name	Positions held
1.	Galina K. Borisova	JSC RostovTelecom, Deputy General Director
2.	Viktor A. Burtsev	JSC RostovTelecom, Chief Accountant
3.	Gennady S. Yegorochkin	JSC RostovTelecom, First Deputy General Director
4.	Valentin I. Lozin	JSC RostovTelecom, Deputy General Director
5.	Yuri V. Metla	The Rostov City Telephone Network, Director
6.	Oleg G. Mukovozov	JSC RostovTelecom, Head of the Law Department
7.	Vladimir Ya. Putilov	JSC RostovTelecom, First Deputy General Director
8.	Valery V. Ukhov	JSC RostovTelecom, General Director
9.	Vladimir A. Yaremchuk	JSC RostovTelecom, First Deputy General Director

The accounting policy of the audited entity is specified in Order No. 497 on the accounting policy, issued on December 26, 2000.

All branches of the Company regardless of their location, size, scope and types of business are obligated to apply the selected principles and methods of accounting which form the accounting policies of JSC RostovTelecom.

The principal accounting methods:

1. JSC RostovTelecom applies the method of proceeds evaluation based on the sales of products (works, services) for the purposes of taxation in accordance with the accounting documents relating to communications services.

2. JSC RostovTelecom independently determines the number of stock-takings to be carried out in the reporting year: an inventory of fixed assets is taken every 3 years, an inventory of tangible assets is taken not later than October 1 and upon replacement of the responsible person, an inventory of settlements is taken annually as of December 1, an inventory is obligatory when any assets of the Company are leased out.

3. JSC RostovTelecom applies the linear method of calculation of retirement (depreciation) of fixed assets for the purposes of full restoration thereof during their standard operation time in accordance with the standards approved in accordance with the established procedure by Resolution of the Council of Ministers No. 1072, issued on October 22, 1990. The useful operation time of fixed assets is established in accordance with applicable standards. Assets are not depreciated during reconstruction and technical

upgrading of fixed assets which require complete shutdown and in the event fixed assets are closed down in accordance with the established procedure.

4. Expenses related to repairs of fixed assets are included in costs in the reporting period.

5. JSC RostovTelecom evaluates and reports its intangible assets at the inventory value thereof in accordance with the actual acquisition costs. The retirement (depreciation) of intangible assets is calculated and written off into production (works, services) costs in accordance with the independently calculated standards by the following methods used to determine the useful operation time thereof:

- the useful operation time and depreciation of wear and tear time are equal to the effective periods of such intangible assets (licenses, rights to use, patents) provided for in relevant agreements or other documents;

- in the event it is impossible to determine the useful operation period, the depreciation period is equal to 10 years.

6. JSC RostovTelecom makes the following allocations on a post-tax basis: for the establishment of the reserve capital, the dividend payment fund, the charity fund, for other purposes as provided for in applicable laws of the Russian Federation, certain instructions of the Ministry of Finance of the Russian Federation and relevant Regulations approved by the Board of Directors of JSC RostovTelecom.

7. JSC RostovTelecom records and evaluates its materials and inventory at the actual acquiring cost thereof which consists of the cost at the purchase price and ordering costs thereof (net of VAT). The actual costs of material resources written off into production are determined at the record costs thereof.

8. JSC RostovTelecom does not create non-durable producer goods.

Changes in the accounting policies compared to the previous year

No.	Changes in the accounting policies in the current year	Notes
1	Method of evaluation of proceeds from the sales of products, works or services for the purposes of taxation	In 2000: as paid In 2001: as shipped
2	Chart of Accounts	In 2001, a new Chart of Accounts was applied in accordance with Order No. 94n, issued by the Ministry of Finance of the Russian Federation on October 31, 2000 The Company records its expenses in accordance with management accounting accounts
3	Non-durable producer goods	The Company does not create non-durable producer goods; the existing residual stock is re-recorded as materials or fixed assets at the residual value thereof
4	Production inventory accounting	Production inventory is accounted in accounts 15 and 16.

Results of operations show that proceeds rose, compared to 2000, by RUR 480,107,000 as a result of higher tariff rates and development of communications facilities.

Cost of production rose by RUR 199,927,000 which allowed the Company to decrease its production costs by RUR 0.60/ RUR 1 of proceeds.

In 2001, the Company made capital investments equal to RUR 293 million.

Capital investments were used primarily to construct interzonal initial digital lines, both independently and in cooperation with OAO Rostelecom, and to apply cutting edge technologies and to develop new services on the basis of digital networks, to replace decade stepping switches with digital facilities and to complete the construction which has been started earlier.

During the reporting 6 months, the Company did not obtain short-term bank credits; the Company concluded agreements with regard to overdrafts equal to RUR 185,623,000.

In addition, the Company obtained RUR 1.5 million of budgetary funds in accordance with the financing program of additional equipment of pay telephones and financing the Standby Telephone Terminal.

The balance sheet profit was equal to RUR 331,471,000.

The net profit was equal to RUR 210,513,000.

As of December 31, 2001, the average number of employees was equal to 9,681 persons.

The wages fund was equal to RUR 404,641,000.

JSC ELECTRICAL COMMUNICATION
OF ROSTOV REGION
YEAR ENDING DECEMBER 31, 2001

PAYMENTS TO THE BUDGET AND OFF-BUDGET FUNDS, RUR'000

INDICATOR	Payable for the reporting period in accordance with calculation	ACTUALLY PAID
1	2	3
Assets tax	*24,055*	*23,03*
Corporate income tax	*118,537*	*118,78*
Fee for the right to use natural resources and for releases of contaminants	*699*	*67*
Land tax (land fee)	*1,161*	*1,17*
Value added tax	*225,111*	*205,04*
Sales tax	*39,602*	*38,15*
Export duties		
Import duties	*6,079*	*6,07*
Personal income tax	*49,750*	*47,31*
Other taxes	*26,384*	*29,78*
Economic sanctions	*2,421*	*2,42*

REPORT ON THE IMPLEMENTATION OF THE INCOME AND EXPENDITURE BUDGET WITH REGARD TO THE BUDGETARY FUNDS

As of January 1, 2002

			CODES
		Form No. 02 OKUD	**0503004**
		Date (year, month, date)	
Institution / entity receiving budgetary funds	JSC RostovTelecom	OKPO	
Chief executive manager (executive manager)	Ministry of Communications of Russia	PPP	
Section and subsection	2301	FKR	
Target item	500	KTsSR	
Type of expenses	380	KVR	
Period: July 1, October 1, annual		OKUD	**28**
Unit:	RUR'000	OKEI	**384**

[Note of Skadden, Arps: this table gives the disbursement of all potential expenses which may be covered out of annual allotments approved by the government. Of the whole table, we give only the lines which directly refer to JSC RostovTelecom]

Indicator	**Line code**	**Indicator code**	**Approved annual allotments**	**Balance as of January 1, 2001**	**Financed in the current year**	**Cash expenses**	**Actual expenses**	**Returned unemployed funds***	**Balance as of January 1, 2002**
	1	2	3	4	5	6	7	8	9
Basic wages payable to civil employees	010	110111	63,000		63,000	(63,000)	(63,000)		
Insurance premiums to the Social Insurance Fund of Russia, the State Employment Fund of Russia,	090	110210	4,000		4,000	(4,000)	(4,000)		

Indicator	Line code	Indicator code	Approved annual allotments	Balance as of January 1, 2001	Financed in the current year	Cash expenses	Actual expenses	Returned unemployed funds*	Balance as of January 1, 2002
	1	2	3	4	5	6	7	8	9
compulsory medical funds									
Insurance premiums to the Pension Fund of the Russian Federation	100	110220	18,000		18,000	(18,000)	(18,000)		
Total expenses	920	800000	85,000		85,000	(85,000)	(85,000)		

Manager ____________ ____________ Chief Accountant ____________ ____________
(signature) (deciphered signature) (signature) (deciphered signature)

Date: ______________

Note of a responsible executor from the treasury
______________________________ 200_
(signature) (deciphered signature)

REPORT ON THE IMPLEMENTATION OF THE INCOME AND EXPENDITURE BUDGET WITH REGARD TO THE BUDGETARY FUNDS

			CODES
As of January 1, 2002		Form No. 02 OKUD	**0503004**
		Date (year, month, date)	
Institution / entity receiving budgetary funds	JSC RostovTelecom	OKPO	
Chief executive manager (executive manager)	Ministry of Communications of Russia	PPP	
Section and subsection		FKR	
Target item		KTsSR	
Type of expenses		KVR	
Period: July 1, October 1, annual		OKUD	**28**
Unit:	RUR'000	OKEI	**384**

[Note of Skadden, Arps: this table gives the disbursement of all potential expenses which may be covered out of annual allotments approved by the government. Of the whole table, we give only the lines which directly refer to JSC RostovTelecom]

Indicator	Line code	Indicator code	Approved annual allotments	Balance as of January 1, 2001	Financed in the current year	Cash expenses	Actual expenses	Returned unemployed funds*	Balance as of January 1, 2002
	1	2	3	4	5	6	7	8	9
Lease of communications channels	330	110610							
Maintenance of premises	350	110710							
Other current expenses	490	111040		732,000		(732,000)	(732,000)		
Purchased production equipment and durable goods for state-	760	240110		350,000	1,450,000	(1,809,000)	(1,809,000)		

Indicator	Line code	Indicator code	Approved annual allotments	Balance as of January 1, 2001	Financed in the current year	Cash expenses	Actual expenses	Returned unemployed funds*	Balance as of January 1, 2002
	1	2	3	4	5	6	7	8	9
Lease of communications channels	330	110610							
Maintenance of premises	350	110710							
owned enterprises									
Construction of production objects other than construction of military objects	790	240220		740,000		(740,000)	(740,000)		
Total expenses	920	800000		1,831,000	1,450,000	(3,281,000)	(3,281,000)		

Manager __________ __________ Chief Accountant __________ __________

(signature) (deciphered signature) (signature) (deciphered signature)

Date: __________

Note of a responsible executor from the treasury

____________________ 200_

(signature) (deciphered signature)

Amounts of Taxes Payable to the Budget for the Year For Which the Report Is Made

Table No. 1
RUR'000

Tax	Line code	Tax calculated for the period for which the report is made				Deviations in 2000	Deviations in 2001
		tax settle-ments for 2000	tax settle-ments for 2001	with regard to the method of calculation for 2000	with regard to the method of calculation for 2000	Column 3 – Column 5	Column 4 – Column 6
1	2	3	4	5	6	7	8
VAT	0010	172,639	225,111	187,317	225,111	(14,678)	
Income tax	0020	62,479	118,537	62,479	118,537		
Road user tax	0030	28,527	9,968	33,945	9,968	(5,418)	

PRIMARY ALLOCATION OF THE RETAINED PROFIT FOR 2001

Table No. 2 RUR'000

Indicator	Line code	Proposed allocation of the profit gained in the current year
1	2	3
Retained profit (uncovered loss)	0070	210,513
Profit allocation:	**0080**	52,629
- to cover the loss of past years	0090	
- to pay dividends	0100	42,103
- to establish the statutory reserve fund	0110	10,526
- to establish the special corporatization fund for the employees of the Company (in accordance with the constituent documents)	0120	
Balance retained profit, total:	**0150**	157,884

In accordance with Chart of Accounts 7 / 98, "an event occurring after the reporting date shall be any business fact which has influenced or can influence the financial status, cash flow or the results of operations of the entity and which occurred in the period between the reporting date and the date when the financial statements for the reporting year were executed". Proposed profit allocation also belongs to events occurring after the reporting date.

Breakdown of indicators in Form No. 1 "The Balance Sheet"

Table No. 3 "Other Debtors" RUR'000

Name	Line code	Line 235		Line 246	
		Balance as of the beginning of the reporting period	Balance as of the end of the reporting period	Balance as of the beginning of the reporting period	Balance as of the end of the reporting period
1	2	3	4	5	6
Settlements with the budget (Account 68)	0180			10,886	5.365
Settlements related to claims (Account 63)	0190			3,197	
Settlements related to the Unified Social Tax (Account No. 73)	0200			1,327	984
Settlements with employees under other transactions (Account 73)	0210			1,052	1,542
Settlements with controlled persons (Account 71)	0220			113	178

Deficiencies and losses related to damaged valuables (Account 84)	0230			164	45
Other:	0240			23,137	49,755
TOTAL:	**0250**			39,876	57,869

Table No. 4 **Line 628 "Other Creditors"** RUR'000

Name	Line code	Balance as of the beginning of the reporting period	Balance as of the end of the reporting period
1	2	3	4
VAT	0280	23,903	
Settlements with off-budget funds	0290	3,347	
Settlements related to financial leasing	0300		
Settlements with accountable persons	0310	94	
Other	0320	7,202	6,170
TOTAL:	**0350**	34,546	6,170

BREAKDOWN OF THE "OTHERS" LINE IN TABLE NO. 3 "OTHER DEBTORS"

LINE 246		
Name	Balance as of the beginning of the reporting period	Balance as of the end of the reporting period
Settlements with suppliers and contractors	17,134	49,755
Settlements with various Debtors and Creditors (not related to communications services)	6,003	

BREAKDOWN OF THE "OTHERS" LINE IN TABLE NO. 4 "OTHER CREDITORS"

LINE 628		
Name	Balance as of the beginning of the reporting period	Balance as of the end of the reporting period
Settlement with various Debtors and Creditors	4,666	6,170
Loan-related settlements	2,536	

Table No. 5 **Line 640 "Deferred Income"** RUR'000

Name	Line code	Balance as of the beginning of the reporting period	Received	Retired	Balance as of the end of the reporting period
1	2	3	4	5	6
Deferred income	0360				
Assets received free of charge	0370	11,122	25,735	(35,247)	1,610
Targeted financing	0380	1,831	45,900	(47,731)	
Other:	0390				
TOTAL:	**0400**	12,953	71,635	(82,978)	1,610

Table No. 6 **Line 950 "Security Received for Obligations and Payments"**

RUR'000

Name	Line code	Balance as of the beginning of the reporting period	Received	Retired	Balance as of the end of the reporting period
1	2	3	4	5	6
Suretyship	0430				
Bank guarantee	0440				
Pledge	0450				
Notes	0460				
Other:	0470				
TOTAL:	**0500**				

Table No. 7 **Line 960 "Security Granted for Obligations and Payments"**

RUR'000

Name	Line code	Balance as of the beginning of the reporting period	Received	Retired	Balance as of the end of the reporting period
1	2	3	4	5	6
Suretyship	0530				
Pledge	0540				
Notes	0550				
Other:	0560				
TOTAL:	**0600**				

Table No. 8 **Segment-Related Information** RUR'000

	Line code	Proceeds		Expenses (Line 020 + Line 030 + Line 040)		Financial results	
		2000	2001	2000	2001	2000	2001
1	2	3	4	5	6	7	8
1. Communications services, total	**700**	1,232,828	1,725,486	1,040,432	1,309,758	192,396	415,728
including: The Central Region	710						
The North-West Region	720						
The Volga Region	730						
The North Caucasus Region	740	1,232,828	1,725,486	1,040,432	1,309,758	192,396	415,728
The Urals Region	750						
The Siberian Region	760						
The Far East Region	770						
Foreign market	780						
OAO Rostelecom	790						
Other business, total	**800**	52,384	39,833	48,892	39,299	3,492	534
including: The Central Region	810						
The North-West Region	820						
The Volga Region	830						
The North Caucasus Region	840	52,384	39,833	48,892	39,299	3,492	534
The Urals Region	850						
The Siberian Region	860						
The Far East Region	870						
Foreign market	880						
OAO Rostelecom	890						

Movement in Form No. 2 "Profit and Loss Report"
It is mandatory to complete all columns of the table
(regardless of actual movement in the initial balance)

Table No. 9 RUR'000

Name	Line code	Column 4, Form 2 for 2001	Column 3, Form 2 for 2000	Movement (Column 3 – Column 4)	Note
1	2	3	4	5	6
Net proceeds from sales of goods, products, works, services (minus VAT, excises and similar mandatory payments) (Line 010)	0910	1,285,212	1,285,212		
Cost of goods, products, services sold (Line 020)	0914	784,824	784,824		
Gross revenues (Line 029)	0920	500,388	500,388		
Commercial expenses (Line 030)	0921	13,088	13,088		
Administrative expenses (Line 040)	0924	242,520	242,520		
Income/(loss) from sales (Line 050)	0927	244,780	244,780		
Interest receivable (Line 060)	0928	87	87		
Interest payable (Line 070)	0932	15,849	15,849		
Revenues from participation in other organizations (Line 080)	0935	2	2		
Other operating revenues (Line 090)	0938	38,360	38,360		
Other operating expenses (Line 100)	0945	78,680	78,680		
Non-sales revenues (Line 120)	0955	67,688	67,688		
Non-sales expenses (Line 130)	0959	82,883	59,220	23,663	
Income (loss) before taxes	0964	173,505	197,168	(23,663)	
Income tax and other similar mandatory payments (Line 150)	0965	72,122	63,840	8,282	
Income (loss) from regular business (Line 160)	0967	101,383	133,328	(31,945)	
Extraordinary revenues (Line 170)	0968				
Extraordinary expenses (Line 180)	0970				
Net income (retained income (loss) of the accounting period)	**0972**	101,383	133,328	(31,945)	

Movement of Total Balance

It is mandatory to complete all columns of the table
(regardless of actual movement in the initial balance)

Table No. 10 RUR'000

Name	Line code	As of the end of 2000	As of the beginning of 2001	Movement (Column 4 – Column 3)	Explanation
1	2	3	4	5	6
Line 110, Form 1	1110	974	974		
Line 111, Form 1	1111	974	974		
Line 112, Form 1	1112				
Line 113, Form 1	1113				
Line 120, Form 1	1120	1,403,607	1,403,607		
Line 121, Form 1	1121				
Line 122, Form 1	1122	958,332	958,332		
Line 130, Form 1	1130	47,762	47,762		
Line 135, Form 1	1135				
Line 136, Form 1	1136				
Line 137, Form 1	1137				
Line 140, Form 1	1140	38,520	38,520		
Line 141, Form 1	1141	600	600		
Line 142, Form 1	1142	14,915	14,915		
Line 143, Form 1	1143	23,005	23,005		
Line 144, Form 1	1144				
Line 145, Form 1	1145				
Line 150, Form 1	1150				
Line 190, Form 1	1190	1,490,863	1,490,863		
Line 210, Form 1	1210	60,984	60,984		
Line 211, Form 1	1211	49,952	49,952		
Line 212, Form 1	1212				
Line 213, Form 1	1213				
Line 214, Form 1	1214	8,998	8,998		
Line 215, Form 1	1215				
Line 216, Form 1	1216	2,034	2,034		
Line 217, Form 1	1217				
Line 220, Form 1	1220	17,020	17,020		
Line 230, Form 1	1230				
Line 231, Form 1	1231				

Line 232, Form 1	1230				
Line 233, Form 1	1233				
Line 234, Form 1	1234				
Line 235, Form 1	1235				
Line 240, Form 1	1240	235,799	235,799		
Line 241, Form 1	1241	191,107	191,107		
Line 242, Form 1	1242	412	412		
Line 243, Form 1	1243				
Line 244, Form 1	1244				
Line 245, Form 1	1245	4,404	4,404		
Line 246, Form 1	1246	39,876	39,876		
Line 250, Form 1	1250				
ine 252, Form 1	1251				
Line 252, Form 1	1252				
Line 253, Form 1	1253				
Line 260, Form 1	1260	31,050	31,050		
Line 261, Form 1	1261	690	690		
Line 262, Form 1	1262	28,592	28,592		
Line 263, Form 1	1263	136	136		
Line 264, Form 1	1264	1,632	1,632		
Line 270, Form 1	1270				
Line 290, Form 1	1290	344,853	344,853		
Line 300, Form 1	1300	1,835,716	1,835,716		
Line 410, Form 1	1410	931,940	931,940		
Line 420, Form 1	1420	350,638	350,638		
Line 430, Form 1	1430	26,282	26,282		
Line 431, Form 1	1431	26,282	26,282		
Line 432, Form 1	1432				
Line 440, Form 1	1440	32,855	32,855		
Line 460, Form 1	1460	32,118	158,780	126,662	
Line 465, Form 1	1465				
Line 470, Form 1	1470	126,662	X	126,662	X
Line 475, Form 1	1475		X		X
Line 490, Form 1	1490	1,500,495	1,500,495		
Line 510, Form 1	1510	84,553	84,553		
Line 511, Form 1	1511				
Line 512, Form 1	1512	84,553	84,553		
Line 520, Form 1	1520				

Line 590, Form 1	1590	84,553	84,553		
Line 610, Form 1	1610				
Line 611, Form 1	1611				
Line 612, Form 1	1612				
Line 620, Form 1	1620	213,780	213,780		
Line 621, Form 1	1621	84,593	84,593		
Line 622, Form 1	1622	6,062	6,062		
Line 623, Form 1	1623				
Line 624, Form 1	1624	22,020	22,020		
Line 625, Form 1	1625	7,748	7,748		
Line 626, Form 1	1626	23,020	23,020		
Line 627, Form 1	1627	35,791	35,791		
Line 628, Form 1	1628	34,546	34,546		
Line 630, Form 1	1630	23,935	23,935		
Line 640, Form 1	1640	12,953	12,953		
Line 650, Form 1	1650				
Line 660, Form 1	1660				
Line 690, Form 1	1690	250,668	250,668		
Line 700, Form 1	1700	1,835,716	1,835,716		

Breakdown of indicators in Form No. 2 "Profit and Loss Statement"

Table No. 11 "Interest receivable and interest payable" RUR'000

Name	Line code	Line 060		Line 070	
		For the reporting period	For the equal period of the preceding year	For the reporting period	For the equal period of the preceding year
1	2	3	4	5	6
Interest receivable for loans granted to legal entities and individuals	1800	161	87	25,262	15,849
Interest receivable from banks for the use of cash in settlement accounts	1810				
Interest on acquired (issued) bonds	1820				
Interest on deposit accounts	1830				
Interest on acquired (issued) notes)	1840				
Interest accrued on credits	1850				
Interest accrued on loans	1860				
Interest on commercial credits (settlements with suppliers)	1870				
Other	1880				
TOTAL:	**1900**	161	87	25,262	15,849

Table No. 12 "Other operating revenues and expenses" RUR'000

Name	Line code	Line 090		Line 100	
		For the reporting period	For the equal period of the preceding year	For the reporting period	For the equal period of the preceding year
1	2	3	4	5	6
Profit (loss) from sales and other retirement of fixed assets	1950	7,058	30,393	8,554	24,626
Profit (loss) from sales and other retirement of other assets	1960	3,172	7,191	3,014	9,048
Revenues (expenses) related to leased out property	1970	239	198	99	13
Revenues from joint venture (under particular partnership agreements)	1980				
Compensation of expenses related to civil defense	1990				
Taxes and charges payable to the extent of financial results	2000			24,468	40,345
Expenses related to the maintenance of closed facilities and objects and mobilization facilities	2010				117
Expenses related to bank fees	2020			1,519	736
Allocations to estimate provisions:	2030				
for bad debts	2040				
against potential securities losses	2050				
For the establishment of other provisions (please describe)	2060				
Other	2070	327	578	1,791	3,795
TOTAL:	**2100**	10,796	38,360	39,445	78,680

BREAKDOWN OF THE "OTHERS" LINE IN TABLE NO. 12 "OTHER OPERATING REVENUES AND EXPENSES"

Name	LINE 090		LINE 100	
	For the reporting period	For the equal period of the previous year	For the reporting period	For the equal period of the previous year
Residual value of sold fixed assets			**1,775**	**3,795**

Table No. 13 "Non-sales revenues and expenses" RUR'000

Name	Line code	Line 120		Line 130	
		For the reporting period	For the equal period of the preceding year	For the reporting period	For the equal period of the preceding year
1	2	3	4	5	6
Fines and penalties for defaults under contracts	2150	732	499	200	90
Proceeds from property received free of charge	2160	25,735	5,202		
Damages received	2170	261	1,003		
Value of property surplus revealed at stock taking	2180	531	1,805		
Profit (loss) of past years revealed in the reporting year	2190	770	442	1,187	750
Accounts payable and accounts deposited with expired limitation period	2200		53,118		
Exchange gains (losses)	2210	582	3,446	1,540	8,907
Aggregate exchange gains (losses) relating to credits and loans arising at the time of repayment	2220			1,212	34,307
Legal fees	2230				
Accounts receivable with expired limitation period	2240			27,582	8,589
Expenses related to damage payable by the entity	2250			343	
Additional income tax payments	2260	1,003		2,330	676
Losses related to stolen tangible assets for which no one was found guilty in court	2270				
Expenses related to charity, sports events, cultural and	2280			5,469	2,900

educational and other similar events					
Material aid granted under an approved collective bargaining agreement	2290			10,933	9,741
Expenses related to the maintenance of the Board of Directors	2300			1,686	795
Other	2310	957	2,173	49,079	15,799
TOTAL:	**2350**	30,571	67,688	101,561	82,883

BREAKDOWN OF THE "OTHERS" LINE IN TABLE NO. 13 "OTHER NON-SALES REVENUES AND EXPENSES"

	LINE 120		LINE 130	
Name	**For the reporting period**	**For the equal period of the previous year**	**For the reporting period**	**For the equal period of the previous year**
Markup (markdown) of tangible values		**2,173**	**15**	
Design and exploration-related expenses written off				**912**
Foreign currency purchased at a rate above the rate of the Central Bank			**100**	**48**
Payments out of the Consumption Fund			**6,435**	**10,227**
Corporate expenses			**32,792**	
VAT			**4,578**	**4,612**

Table No. 14 "Income Tax and Other Income-Related Payments"

RUR'000

Name	Line code	Line 150	
		For the reporting period	For the equal period of the preceding year
1	2	3	4
Income tax	2400	118,537	70,761
Penalties payable to the budget	2410	1,919	744
Penalties payable to off-budget funds	2420	407	146
Other	2430	95	471
TOTAL:	**2450**	120,958	72,122

Table No. 15 "Extraordinary Proceeds"

RUR'000

Name	Line code	Line 170	
		For the reporting period	For the equal period of the preceding year
1	2	3	4
Insurance indemnity for losses due to natural calamities	2500		
Tangible assets retained after writing off assets which are unfit for repair and further usage	2510		
Other	2520		
TOTAL:	**2550**		

Table No. 16 "Extraordinary Expenses"

RUR'000

Name	Line code	Line 180	
		For the reporting period	For the equal period of the preceding year
1	2	3	4
Value of lost tangible production valuables	2600		
Losses related to writing off fixed assets which are unfit for repair and further usage as a result of natural calamities	2610		
Other	2620		
TOTAL:	**2650**		

BREAKDOWN OF PROCEEDS FROM AND COSTS OF REGULAR BUSINESS

Table No. 17

Business	Line code	Proceeds (Line 010, Form No. 2)								Cost (Line 020, Form No. 2)	
		Accrued		paid							
				cash		barter		offset			
		for 2001	for 2000	for 2001	for 2000	for 2001	for 2000	for 2001	for 2000	for 2001	for 2000
1	2	3	4	5	6	7	8	9	10	11	12
Telecommunications services	2700	1,725,486	1,232,828	1,685,742	1,140,759	3,479	18,477	36,265	73,592	945,452	735,932
Trade	2710	19,907	31,565		31,565					18,769	27,743
Supporting production and enterprises	2720	2,118	737		737					14,582	10,235
Agency business	2730										
Leasing out property	2740	1,720	950		950					99	
Project business	2750	417	4,480		4,480					3,007	1,943
Transportation services	2760		16		16					1,022	1,532
Other	2770	15,671	14,636		14,636					1,820	7,439
TOTAL:	2800	1,765,319	1,285,212	1,685,742	1,193,143	3,479	18,477	36,265	73,592	984,751	784,824

BREAKDOWN OF INDICATORS IN FORM NO. 4 "CASH FLOW STATEMENT"

Other Proceeds, RUR'000

Table No. 18

List	Line code	Line 110
1	2	3
VAT, sales tax	3000	365,200
Fines and penalties	3010	732
From reporters (Account 71)	3020	1,750
From employees under other operations (Account 73)	3030	404
Other	3040	8,657
TOTAL	3050	376,743

Other Payments, Transfers, etc. RUR'000

Table No. 19

List	Line code	Line 110
1	2	3
VAT, sales tax	3100	155,480
Fines and penalties	3110	2,421
To employees under other operations	3120	2,104
Other	3130	257,427
TOTAL	3150	417,442

**BREAKDOWN OF THE "OTHERS" LINE IN TABLE NO. 18
"OTHER PROCEEDS"**

	LINE 110
Funds en route	2,952
Proceeds from participation in other entities	650
Financial documents	590
Funds of other entities under works contracts	1,149
Proceeds gained for writing off accounts receivable	398
Bank interest accrued on the balances on accounts	203
Contribution for vouchers	2,215
Compensated state duties	99
Compensation for damaged cable	162
Proceeds from leased out property	239

BREAKDOWN OF THE "OTHERS" LINE IN TABLE NO. 19 "OTHER PAYMENTS, TRANSFERS, ETC."

	LINE 250
Non-governmental pension fund	5,000
Transfers to the trade union, vouchers	7,094
State duty paid	343
Charity	3,080
Credit repaid	200,623
Chernobyl	65
Purchases returned	10,547
Payments out of the Consumption Fund	1,956
Settlement and cash services	2,697
Deductions from wages	2,165
Returned payments for communications services	103
Travel-related expenses	139
Social sphere related expenses	457
Settlements with off-budget funds	23,159

Calculation (Tax Declaration) With Regard To The Tax Payable On Actual Profit From Primary Activities For The Year Ended December 31, 2001

Table No. 20 **RUR'000**

Indicator	Line code	As reported by the payer	According to the tax inspectorate
1	2	3	4
1. Gross profit, total	3510	466,665,863	
2. Amounts deductible from taxable gross profit: (a) proceeds in the form of dividends on shares and interest on governmental securities and securities issued by municipal authorities held by the enterprise	3511		
(b) proceeds from interests in other enterprises	3512		
(c) difference between proceeds and expenses (including wages-related expenses) of casinos, other gambling houses and other gambling business, video shops (video demonstration), hire of carriers with audio or video records, games and other software (audio and video cassettes, CDs, diskettes and other carriers),	3513		
(d) proceeds from agency business	3514		
(e) proceeds from insurance business	3515		
(f) proceeds from certain banking operations and transactions	3516		
(g) proceeds in the form of dividends and proceeds from equity participation payable by investors under product sharing agreements out of profit obtained from performance of such agreement	3517		
(h) exchange gains with regard to foreign currency accounts and transactions in the period from August 1 through December 31, 1998	3518		
(i) exchange gains resulting from movement of exchange rates of Ruble against foreign currencies quoted by the Russian Central Bank arising in the period from the date of crediting foreign currency to the account of the enterprise or entity	3519		

through the date when Foreign Currency External Loan Bonds (OVVZ) are recorded in the balance sheet of an enterprise or entity upon the sales (redemption or other disposal) thereof			
Total Line 2	3530		
3. Income tax exemptions to the extent of the tax deductible amount in accordance with Section 4.6 of the Instruction	3540	125,615,032	
4. Income tax exemptions in accordance with Sections 4.1, 4.3, 4.4, 4.5 and 4.9 of the Instruction and regulations issued by governmental authorities of subjects of the Russian Federation and municipal authorities adopted pursuant to the laws of the Russian Federation (calculated in special forms)	3550	2,373,302	
5. Taxable profit (Line 1 – Line 2 – Line 3 – Line 4)	3560	338,677,529	
6. Income tax rate, total (%)	3570	35	
including: (a) payable to the federal budget	3571	11	
(b) payable to the budgets of Russian republics, budgets of krays, regions, city budgets of Moscow and Saint Petersburg and budgets of autonomous formations	3572	18	
(c) payable to the budgets of districts, towns, town districts, settlements and rural localities	3573	6	
7. Total income tax	3580	118,537,135	
Including (a) payable to the federal budget (Line 5 x Line 6(a)) : 100)	3581	37,254,528	
(b) payable to the budgets of Russian republics, budgets of krays, regions, city budgets of Moscow and Saint Petersburg and budgets of autonomous formations (Line 5 x Line 6(b)) : 100)	3582	60,961,956	
(c) payable to the budgets of districts, towns, town districts, settlements and rural localities (Line 5 x Line 6(c)) : 100)	3583	20,320,651	
8. Rentals (minus depreciation (wear and tear)) payable to the budget deductible from the income tax	3590		

9. Total income tax payable to the budget (Line 7 – Line 8)	3600	118,537,135	
including: (a) payable to the federal budget	3601	37,254,528	
(b) payable to the budgets of Russian republics, budgets of krays, regions, city budgets of Moscow and Saint Petersburg and budgets of autonomous formations	3602	60,961,956	
(c) payable to the budgets of districts, towns, town districts, settlements and rural localities	3603	20,320,651	
10. Total accrued income tax payable to the budget	3610	105,445,075	
including: (a) to the federal budget	3611	33,139,881	
(b) to the budgets of Russian republics, budgets of krays, regions, city budgets of Moscow and Saint Petersburg and budgets of autonomous formations	3612	54,228,896	
(c) to the budgets of districts, towns, town districts, settlements and rural localities	3613	18,076,298	
11. Repayment supplement due before ____________ 200__: (a) to the federal budget	3620	4,114,647	
(b) to the budgets of Russian republics, budgets of krays, regions, city budgets of Moscow and Saint Petersburg and budgets of autonomous formations	3621	6,733,060	
(c) to the budgets of districts, towns, town districts, settlements and rural localities	3622	2,244,353	
12. Reduction: (a) to the federal budget	3630		
(b) to the budgets of Russian republics, budgets of krays, regions, city budgets of Moscow and Saint Petersburg and budgets of autonomous formations	3631		
(c) to the budgets of districts, towns, town districts, settlements and rural localities	3632		
Date fixed for filing the balance sheet:			
quarterly			
annual			

Reference on the Method Used to Determine the Figures Reflected in Line 1 of the Calculation (Tax Declaration) With Regard To The Tax Payable On Actual Profit From Primary Activities For The Year Ended December 31, 2001

Table No. 21 RUR'000

Indicator	**Line Code**	**Amount**
1	2	3
1. Recorded gain (loss) (including extraordinary proceeds and expenses) (Line 140 + Line 170 - Line 180, Form No. 2 "Profit and Loss Statement"	3810	331,471,120
1.' Movement of gain (loss) as a result of adjustment of the accounting figures in accordance with the Regulations of Expenses Structure (Line 1.1' – Line 1.2)	3820	
1.1.' Movement of proceeds from the sales of shipped products (work or services): (a) proceeds from interests in charter capitals of other entities, provided that the company engages in such business	3830	
(b)	3831	
(c)	3832	
(d) other (total)	3833	
Total Line 1.1.' (sum of figures in Line (a) through Line (d) plus the figures in additional free lines) (-, +)	3840	
1.2.' Movement of cost of shipped products (work or services): (a) expenses related to interest payable on bank credits, loans from the budget and bank fees included in cost of products (work or services) in accordance with the Regulations of Expenses Structure, recorded as operating expenses in accordance with PBU 10/99	3850	
(b) expenses related to gaining proceeds from interests in charter capitals of other entities, provided that the organization engages in such business (-)	3851	
(c) payments related to excessive release (dumping) of contaminants (-)	3852	
(d)	3853	
(e) other (total)	3854	
Total Line 1.2.' (sum of figures in Line (a) through Line (e) plus the figures in additional free lines) (-, +)	3860	
2. Movement of gain (loss) for those entities which determine proceeds at the time of payment with regard to the figures adjusted in accordance with Section 1':	3870	

2.1 from sales of products (work or services) as a result of : (a) movement of proceeds from sales of products (work or services) (+, -)	3880	
(b) movement of cost of sold products (work or services), including administrative and commercial expenses (+, -)	3881	
Total Line 2.1 (sum of figures in Lines (a) and (b) (+, -)	3890	
2.2 from disposal of fixed assets and other property (other than securities) as a result of: (a) movement of proceeds from disposal of fixed assets and other property (+, -)	3900	
(b) movement of residual (initial) value of fixed assets and other property and expenses related to the replacement thereof (+, -)	3901	
Total Line 2.2 (sum of figures in Lines (a) and (b) (+, -)	3910	
2.3 from disposal of securities as a result of: (a) movement of proceeds from disposal of securities (+, -)	3920	
(b) movement of the initial value of securities and expenses related to the disposal thereof (+, -)	3921	
Total Line 2.3 (sum of figures in Lines (a) and (b) (+, -)	3930	
Total Line 2 (sum of figures in Lines 2.1, 2.2, 2.3) (+, -)	3940	
3. Growth of taxable profit as a result of: (+)	3950	
3.1 (a) growth of taxable profit by the amount of losses related to non-production business of the entity	3960	14,960,295
(b) growth of taxable profit upon determination of the price of goods, work or services for the purposes of taxation based on the principles set forth in Article 40 of the Tax Code of the Russian Federation (effective as of January 1, 1999)	3961	
3.2 growth of taxable profit upon disposal of, exchange or free of charge transfer of shares and bonds traded in the organized market, at a price not exceeding the purchase price thereof, including the charges for the purchase and sales thereof (in accordance with Section 2.4 of the Instruction) in the following instances (effective as of August 5, 1998):	3970	
(a) the actual sales price is below the market price (subject to the minimum fluctuation level): by the difference between the market price subject to the minimum fluctuation level and the actual sales price of the security	3971	
(b) the actual sales price is not below the market price (subject to the minimum fluctuation level): by the excess of the loss from the sales of shares and bonds over the proceeds from sales of such securities, in particular:	3972	

- shares and debentures issued by enterprises, organizations and other issuers;	3973	
- interest-bearing governmental bonds of the Russian Federation, subjects of the Russian Federation and bonds issued by local authorities;	3974	
- interest-free governmental bonds of the Russian Federation, subjects of the Russian Federation and bonds issued by local authorities	3975	
3.3 growth by the excess of losses from the sales of securities not listed or not traded in the organized market over the proceeds from the sales thereof, including:	3980	
- shares and debentures issued by enterprises, organizations and other issuers;	3981	
- interest-bearing governmental bonds of the Russian Federation, subjects of the Russian Federation and bonds issued by local authorities;	3982	
- interest-free governmental bonds of the Russian Federation, subjects of the Russian Federation and bonds issued by local authorities	3983	
- notes and similar securities	3984	
3.4 other growth, total	3990	
Total Line 3 (sum of figures in Line 3.1 through Line 3.4 plus figures in additional free lines) (+)	4000	14,960,295
4. Taxable profit shall be increased by the following amounts:	4010	
4.1 excess of actual expenses included in cost of products (work or services) over the established limits, norms and standards with regard to: (a) interest payable on Ruble-denominated bank credits granted for manufacturing exceeding the refinancing interest rate established by the Russian Bank and increased by 3 points	4020	
(b) interest payable on foreign currency denominated bank credits at an annual rate exceeding 15%	4021	
(c) interest payable on budget loans exceeding the statutory rate	4022	
(d) interest payable on overdue bank credits (both Ruble and foreign currency denominated) and budget loans	4023	21,712,482
(e) production-related travel expenses	4024	153,561
(f) entertainment expenses	4025	
(g) expenses related to training personnel under agreements with schools	4026	2,498
(h) publicity costs	4027	
(i) compensation payable for the use of personal vehicles for business travelling	4028	106,433

(j) voluntary insurance	4029	16,992
(k) other (total)	4030	2,563,077
Total Line 4.1 (sum of figures in Line (a) through Line (k), plus the figures in additional free lines	4040	24,555,048
4.2 Losses on devaluation of raw materials, inventory, finished goods (in accordance with Section 62 of the Regulations of Accounting and Reporting in the Russian Federation approved by Order No. 34n of the Russian Ministry of Finance, dated July 29, 1998 (as amended)	4050	
4.3 Losses on devaluation of manufacturing inventory and finished products (pursuant to the laws of the Russian Federation)	4060	
4.4 losses on writing off or replacement of the residual value of partially depreciated fixed assets	4070	1,712,263
4.5 losses on the sales or free of charge transfer of fixed assets and other assets (including those related to sales and purchase of foreign currency), except securities (effective as of August 5, 1998)	4080	9,750,463
4.6 reserve for depreciation of investments in securities	4090	
4.7 losses on accounts receivable written off in accordance with Resolution No. 817 of the Russian Government, dated August 18, 1995	4100	15,103,879
4.8 losses related to production and sales of agricultural products, including products of part-time farms and hunting, and sales of self-produced agricultural products produced and sold at the company	4110	
4.9 residual value of fixed assets and expenses related to construction in progress sold or transferred free of charge during 2 years following the date when the company obtained profit tax exemption with regard to fund capital investments, to the extent of such profit tax exemption	4120	
4.10 exchange losses arising out of settlements in Rubles determined on the basis of the official exchange rate of the respective foreign currency or in conventional units (recorded as other expenses)	4130	1,302,400
4.11 difference between the new nominal value of shares received by a shareholder upon increase of the charter capital in connection with revaluation of fixed assets in accordance with a resolution of the Russian Government, and the initial paid up value of such shares (at offering new shares)	4140	
4.12 losses on forward contracts without delivery of the basic asset (effective as of August 5, 1998)	4150	
4.13 losses on sales and purchase of futures contracts and options entered into not for the purposes of decreasing in	4160	

risks, in excess of the proceeds from sales and purchase of such contracts (effective as of August 5, 1998)		
4.14 negative difference arising out of revaluation of the balance sheet value of governmental securities traded in the organized securities market, with regard to the market quotation in excess of the positive differences arising out of revaluation of such securities (effective as of August 5, 1998 for professional traders and investment funds which carry out revaluation)	4170	
4.15 proceeds of a principal (the founder of a trust) in the reporting period (quarter) calculated for the purposes of taxation by the trustee (manager) under agency (management) agreements on a quarterly basis regardless of the contractual settlement period thereof	4180	
4.16 excess of depreciation calculated by the method selected by the company over the depreciation acknowledged for the purposes of taxation, calculated at the established rates on the basis of the initial value of fixed assets	4190	
4.17 the value of property received in the reporting period free of charge from other enterprises (except as provided for in Section 2.7 of the Instruction) determined upon receipt thereof in transfer and receipt certificates which shall be not lower that the balance sheet value thereof reflected in the accounts of the transferor, provided that the value of such property has not been recorded as non-sales proceeds	4200	1,059,914
4.18 proceeds from interests in charter capitals of other entities, provided that the company engages in such business	4210	
4.19 interest expenses relating to bank credits, budget loans and bank fees included in cost of products (work or services) in accordance with the Regulations of Expenses Structure, recorded as operating expenses in accordance with PBU 10/99	4220	
4.20 interest on credits or loans not included in cost of products (work or services) in accordance with the Regulations of Expenses Structure, recorded as operating expenses in accordance with PBU 10/99	4230	
4.21 losses of previous years revealed in the reporting year and recorded in the calculation of the profit tax in the period when the error was made (pursuant to Article 54, Part I of the Russian Tax Code)	4240	1,129,796
4.22 depreciation accrued on depreciated property received free of charge	4250	845,868

4.23 other (total)	4260	67,122,427
Total Line 4 (sum of figures in Line 4.1 through Line 4.23 plus figures in additional free lines)	4270	122,582,053
5. Taxable profit shall be reduced by the following amounts:	4280	
5.1 Proceeds from sales of agricultural products and products of hunting produced by the company, and from sales of self-produced agricultural products processed by the company	4290	
5.2 revaluation of manufacturing inventory and finished products (pursuant to laws)	4300	
5.3 proceeds from sales of fixed assets and other property deductible as a result of application of deflator index	4310	
5.4 restored reserve for depreciation of investments in securities not applied as of the end of the year (quarter)	4320	
5.5 excess of negative revaluation over positive revaluation reflected in Line 4.14, as of January 1 of the reporting year, with regard to the securities sold at a profit in the current year	4330	
5.6 value of property received free of charge from other entities recorded in accordance with accounting rules as non-sales proceeds (as of January 1, 2000), because for the purposes of taxation the value of such property shall be recorded pursuant to the tax laws (Section 4.17 hereof)	4340	1,577,778
5.7 proceeds of previous years revealed in the reporting year and recorded in the calculation of the profit tax in the period when the error was made (pursuant to Article 54, Part I of the Russian Tax Code)	4350	769,827
5.8 other (total)	4360	
Total Line 5 (sum of figures in Line 5.1 through Line 5.7 plus figures in additional free lines)	4370	2,347,605
6. Gross profit reflected in Line 1 of the Calculation of Tax Payable on Actual Profit (Line 1 +,- Line 1' +,- Line 2 + Line 3 + Line 4 – Line 5)	4400	466,665,863

Payments to Members of the Management Board

Table No. 22

	Full Name	
1	Galina K. Borisova	
2	Viktor A. Burtsev	
3	Valentin I. Lozin	
4	Yuri V. Metla	
5	Oleg G. Mukovozov	
6	Vladimir Ya. Putilov	
7	Gennady S. Yegorochkin	
8	Valery V. Ukhov	
9	Vladimir A. Yaremchuk	
	Total payments to members of the Management Board	4,206,970

Payments to Members of the Board of Directors

Table No. 23

	Full Name	
1	Vadim Ye. Belov	
2	Vladimir L. Gorbachev	
3	Alla B. Grigorieva	
4	Gennady S. Yegorochkin	
5	Stanislav N. Panchenko	
6	Vladimir N. Romashkin	
7	Andrey A. Kraynik	
8	Nail I. Ismailov	
9	Valery V. Ukhov	
	Total payments to members of the Board of Directors	8,638,525

Manager Chief Accountant

Conclusion of an Accounting Firm (Auditor) on the Financial Statements for the year ended December 31, 2001

Opinion on an Auditor

Limited Liability Company ACCOUNTING AND CONSULTING FIRM TOP-AUDIT carried out an audit of financial statements of Open Joint Stock Company ELECTRICAL COMMUNICATION of Rostov Region for the year ended December 31, 2001.

Official name of the accounting organization: OOO ACCOUNTING AND CONSULTING FIRM TOP-AUDIT.

Taxpayer Identification No. (INN): 7733059640

Legal address: 73 Volokolamskoye Shosse, 123434 Moscow

Mail address: Building 1, 43 Ulitsa Pokrovka, 105062 Moscow

Telephone (095) 916-0911, fax: (095) 917-8789.

License to engage in accounting (general audit) No. 000931 issued on July 22, 1999 on the basis of Order of the Ministry of Finance of the Russian Federation No. 193, dated July 22, 1999.

The license is valid till July 22, 2002.

State Registration Certificate No. 125.380, issued by the Moscow Registration Chamber on May 25, 1998.

OOO Accounting And Consulting Firm TOP-AUDIT has settlement account No. 40702810900000000213 with Joint Stock Commercial Bank SDM-BANK in Moscow, BIK 044583685, correspondent account 30101810600000000685.

The audit was carried out by the following auditors:

Olga P. Makarova
Yelena A. Lunyakina
Olga V. Krivosheyeva
Viktor Ye. Panin
Lyudmila F. Avayeva
Olga N. Kukharenko

REPORT
Of ACCOUNTING AND CONSULTING FIRM TOP-AUDIT
Prepared For The General Director Of JSC RostovTelecom
With Regard To The Financial Statements Of JSC RostovTelecom
For The Year Ended December 31, 2001

1. We have audited the financial statements of JSC RostovTelecom for the year ended December 31, 2002.

2. We reviewed the status of internal control, accounting and reports of JSC RostovTelecom in 2001 and its financial and business operations for compliance with laws. The organization and status of the internal control is the responsibility of JSC RostovTelecom.

3. We reviewed the status of internal control solely for the purposes of determination of the scope of work required to form the auditor's opinion with regard to the reliability of the financial statements.

4. During our audit, we have not revealed any facts which would bring us to the conclusion that the system of internal control of JSC RostovTelecom is inadequate for the scope and specifics of its business.

5. Our opinion on the reliability of the statements referred to in Section 1 of this portion is given in the subsequent portion of this Auditor's Opinion. We have not revealed any material breach of the established procedures of accounting and preparation of financial statements which could have significantly affected the reliability of the financial statements.

6. We carried out our audit of the financial statements referred to in Section 1 of this part in order to find out whether the financial and business operations are in compliance with the applicable laws of the Russian Federation. The compliance of financial and business operations with the applicable laws of the Russian Federation is the responsibility of JSC Electrical Communication of Rostov Region.

7. We audited certain financial and business operations of JSC Electrical Communication of Rostov Region for compliance with applicable laws solely to obtain reasonable assurance about whether the financial statements are free of material misstatement.

8. We note, however, that our audit revealed certain inaccuracy with regard to the financial and business operations and accounting thereof in the year ended as of December 31, 2001.

In particular:

- certain inaccuracy in primary documents and in the accounting of the Company's financial and business operation and in calculations made for the purposes of tax returns;

- occasional failures to comply with the methods of accounting provided for in applicable regulations;

- other comments are set forth in the Written Informations of Auditors Based on the Results of Audits for 9 months and 12 months of the year ended December 31, 2001.

9. The results of our audits reveal that JSC Electrical Communication of Rostov Region carried out the audited financial and business operations, in all material respects, in compliance with the applicable laws.

Deputy General Director for Audit E.Z. Shokhor

Auditors of the Firm:
O.P. Makarova
E.A. Lunyakina
O.V. Krivosheyeva
V.E. Panin
L.F. Avayeva
O.N. Kukharenko

OPINION
Of Limited Liability Company
ACCOUNTING AND CONSULTING FIRM TOP-AUDIT
Prepared For Shareholders Of JSC RostovTelecom
With Regard To The Financial Statements Of JSC RostovTelecom
For The Year Ended December 31, 2001

1. We have audited the accompanying financial statements of JSC Rostov-Telecom for the year ended December 31, 2001. These financial statements were prepared by the executive body of JSC RostovTelecom pursuant to Federal Law of the Russian Federation No. 129-FZ "On Accounting", dated November 21, 1996, Regulations of Accounting and Financial Statements in the Russian Federation, approved by Order of the Ministry of Finance of the Russian Federation No. 34n, dated July 29, 1998, Regulations of Accounting "Corporate Financial Statements" (PBU 4/99), approved by Order of the Ministry of Finance of the Russian Federation No. 43n, dated July 6, 1999, Order of the Ministry of Finance of the Russian Federation No. 4n "On the Forms of Corporate Financial Statements", dated January 13, 2000, Order of the Ministry of the Russian Federation No. 60n "On Recommended Methods of Establishing the Figures of Corporate Financial Statements", the Corporate Financial and Business Operations Account Card and the Instruction with Regard to the Application Thereof approved by Order No. 173 of the Ministry of Finance of the Russian Federation, dated December 28, 1994, other regulations applicable as of December 31, 2001, and Order No. 109 on the Accounting Policy for 2001, dated December 28, 2000, approved by the manager of JSC Rostov-Telecom.

2. These financial statements are the responsibility of the executive body of JSC RostovTelecom. Our responsibility is to express an opinion on reliability, in all material respects, of these financial statements based on our audits.

3. We conducted our audits pursuant to Federal Law No. 119-FZ "On the Activities of Auditors", dated August 7, 2001 (the version as of December 14, 2001), and in accordance with Auditing Standards approved in accordance with the established procedure by the Commission on Audits under the President of the Russian Federation, and our internal audit standards. We planned and performed the audit to obtain reasonable assurance that the financial statements are free of material misstatements. The audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. We believe our audits provide a reasonable basis for our opinion on reliability of these financial statements.

4. In our opinion, the financial statements attached hereto are reliable, i.e. are prepared to present fairly, in all material respects, the assets and liabilities

of the Company as of December 31, 2001, and financial results of its operations in 2001, pursuant to Federal Law of the Russian Federation No. 129-FZ "On Accounting", dated November 21, 1996, Regulations of Accounting and Financial Statements in the Russian Federation, approved by Order of the Ministry of Finance of the Russian Federation No. 34n, dated July 29, 1998, Regulations of Accounting "Corporate Financial Statements" (PBU 4/99), approved by Order of the Ministry of Finance of the Russian Federation No. 43n, dated July 6, 1999, Order of the Ministry of Finance of the Russian Federation No. 4n "On the Forms of Corporate Financial Statements", dated January 13, 2000, Order of the Ministry of the Russian Federation No. 60n "On Recommended Methods of Establishing the Figures of Corporate Financial Statements", the Corporate Financial and Business Operations Account Card and the Instruction with Regard to the Application Thereof approved by Order No. 173 of the Ministry of Finances of the Russian Federation, dated December 28, 1994, other regulations applicable as of December 31, 2001, and Order No. 109 on the Accounting Policy for 2001, dated December 28, 2000, approved by the manager of JSC RostovTelecom.

Deputy General Director for Audit E.Z. Shokhor

Auditors of the Firm:
O.P. Makarova
E.A. Lunyakina
O.V. Krivosheyeva
V.E. Panin
L.F. Avayeva
O.N. Kukharenko

ANNEX

Financial Statements
for the 1st quarter of the year ending December 31, 2002

Balance sheet for the 1st quarter of the year ending December 31, 2002

ACCOUNTING POLICY

On the Accounting Policy in the Year Ending December 31, 2002

For the purposes of establishing and maintaining the accounting ensuring maximum efficiency, prompt preparation of information on the property and financial position of Joint Stock Company Electrical Communication of the Rostov Region, reliability, availability and usefulness of the accounting information, optimal results of financial and commercial operations of Joint Stock Company Electrical Communication of the Rostov Region, and pursuant to the effective laws of the Russian Federation and regulations governing accounting, I hereby

ORDER:

1. To approve the Regulations "Accounting Policy of the Open Joint Stock Company Electrical Communication of the Rostov Region" for the year ending December 31, 2002.

2. To put into effect, as of 01.01.2002, the Regulations "Accounting Policy of the Open Joint Stock Company Electrical Communication of the Rostov Region".

3. V.A. Burtsev, Chief Accountant of JSC RostovTelecom, shall disclose the accounting policy of JSC RostovTelecom in the explanatory note on the results of the annual accounting for the year ending December 31, 2002.

4. V.A. Burtsev, Chief Accountant of JSC RostovTelecom shall control the implementation of this Order.

GENERAL DIRECTOR V.V. UKHOV

Agreed:

1. Chief Accountant of JSC RostovTelecom V.A. Burtsev

Approved
by Order of JSC Electrical Communication
of Rostov Region
No. , dated

Attached to this order are Regulations "Accounting Policy of the Open Joint Stock Company Electrical Communication of the Rostov Region" for the year ending December 31, 2002 the summary of which is given below.

These Regulations of Corporate Accounting Policy are developed pursuant to the accounting, tax and civil laws of the Russian Federation.

ACCOUNTING METHODS

Intangible assets records

Intangible assets shall be recorded at the initial value thereof.

Fixed assets records

Fixed assets shall be recorded at the initial value thereof which shall be determined in accordance with the Accounting Regulations "Fixed Assets Accounting (PBU 6/01)" approved by Order of the Ministry of Finance of the Russian Federation No. 26n, dated March 30, 2001. The Company shall revaluate its fixed assets at the current replacement value thereof at least every two years in accordance with market prices confirmed by documents. Capital depreciation shall be calculated at a flat rate based on either the initial or the current (replacement) value, as applicable, during the useful life of each item.

Manufacturing inventory records

Manufacturing inventory, including raw materials and stock to be used to manufacture commercial products, carry out work or render services, to be sold or to be used for corporate administrative purposes in a period less than 12 months, shall be recorded at the accounting price thereof equal to:

- the supply price of purchased inventory,
- cost of inventory produced by the Company,
- the monetary evaluation of contributions to the charter capital of the Company agreed by the founders of the Company;
- current market value of inventory received by the Company free of charge which shall be determined as of the applicable record date, and
- the value of assets transferred or to be transferred by the Company under agreements providing for payment in kind.

Translation of the value of assets and liabilities expressed in foreign currency

Cash and securities denominated in foreign currency shall be translated into Russian Rubles as of the date of the respective foreign exchange transaction and as of each reporting date.

Proceeds Formation Process

Corporate proceeds shall be equal to the growth of economic benefits as a result of receipt of assets (either cash or other property) and/or repayments, except the contributions made by founders. All corporate proceeds shall be classified into proceeds from regular business and other proceeds, including operating proceeds, non-sales proceeds and extraordinary proceeds.

Expenses Formation Process

Corporate expenses shall be equal to the reduction of economic benefits as a result of replacement of assets (either cash or other property) and/or incurred liabilities, except reduction of contributions made by founders. All corporate expenses shall be classified into expenses related to regular business and other expenses, including operating expenses, non-sales expenses and extraordinary expenses.

Manufacturing expenses records and cost calculation

Cost of services (work or products) shall include the value of energy, fixed assets, labour, raw materials, inventory, fuel, natural resources and other manufacturing and sales related expenses.

Work in progress records

Work in progress shall be recorded on the basis of expenses actually incurred by the Company.

Deferred expenses records

Deferred expenses shall be written off on a straight-line basis during the period to which such expenses belong.

Records of credits and loans received

The Company shall re-record its long-term debts related to credits and loans received as short-term debts at the time when such credit or loan becomes due in 365 days. All additional expenses incurred in the process of obtaining any credit or loan shall be recorded in the reporting period when such expenses were incurred.

Records of internal settlements and information provided by separate divisions

All financial and business operations between divisions of the Company shall be carried out on the basis of notes given to the superior management level.

Special purpose funds formation process

The Company shall not apply its retained profit to establish any funds other than statutory funds or funds provided for in constituent documents of the Company (the reserve fund).

Reserves formation process

The Company shall establish the following provisions:

- reserve for depreciation of investments in securities;
- provisions for doubtful debts;
- reserve against material valuables.

Governmental aid records

Governmental funds (subventions, subsidies) shall be recorded upon actual receipt of such funds or other resources.

BALANCE SHEET

			CODES
as of April 30, 2002		Form No. 1 OKUD	0710001
		Date (year, month, date)	
Organization:	JSC Electrical Communication of Rostov Region	OKPO	01152321
Taxpayer's Identification No.		INN	6164100189
Business	communications	OKDP	52300
Legal form/form of property	Open Joint Stock Company	OKOPF/OKFS	47
Unit:	RUR'000	OKEI	

ASSETS	Line code	As of the beginning of the reporting period	As of the end the reporting period
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets (04, 05)	110	50	4
patents, licenses, trademarks (service marks), other rights	111	50	4
organizational expenses	112	-	
Goodwill	113	-	
Fixed assets (01, 02, 03)	120	1,616,604	1,579,51
land plots and natural objects	121	-	
property, plant and equipment	122	975,402	1,133,02
Construction in progress (07, 08, 16, 61)	130	31,627	87,37
Profitable investments in material values (03)	135	-	
including: assets to be leased out	136	-	
assets for hire	137	-	
Long-term investments (06, 82)	140	41,583	41,58
investments in subsidiaries	141	600	60
investments in dependent companies	142	14,915	14,91
investments in other organizations	143	26,068	26,06
loans to entities for periods exceeding 12 months	144	-	
other long-term investments	145	-	
Other non-current assets	150	-	
TOTAL Section I	190	1,689,864	1,708,51
II. CURRENT ASSETS			
Inventory:	210	91,757	103,38
raw materials, materials and similar values (10, 12, 13, 16)	211	82,966	95,45
animals in breeding and fattening (11)	212	-	

expenditures on production in progress (working expenses) (20, 21, 23, 29, 30, 36, 44)	213	-	
finished products and goods for re-sale (16, 40, 41)	214	3,304	3,56
goods shipped (45)	215	-	
deferred expenses (31)	216	5,487	4,37
other inventory and expenditures	217	-	
VAT on acquired valuables (19)	220	28,777	38,24
Accounts receivable (maturing more than 12 months following the reporting date):	230	-	
Buyers and customers (62, 76, 82)	231	-	
notes receivable (62)	232	-	
Related parties (78)	233	-	
advances granted (61)	234	-	
other debtors	235	-	
Accounts receivable (maturing within 12 months following the reporting date):	240	251,537	312,21
buyers and customers (62, 76, 82)	241	188,244	226,15
notes receivable (62)	242	1,372	1,36
related parties (78)	243	-	
contributions to the Charter Capital of members (founders) receivable (75)	244	-	
advances granted (61)	245	4,052	54,67
other debtors	246	57,869	30,02
Short-term investments (56, 58, 82):	250	-	
loans granted to entities for periods less than 12 months	251	-	
own shares purchased from shareholders	252	-	
other short-term investments	253	-	
Cash:	260	33,003	20,78
cash in hand (50)	261	1,199	2,13
settlement account (51)	262	29,862	17,10
hard-currency account (52)	263	7	5
other cash (55, 56, 57)	264	1,935	1,49
Other current assets	270	-	
TOTAL Section II	290	405,074	474,62
BALANCE (sum of lines 190 + 290)	399	2,094,938	2,183,13

Liabilities	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	2	3	4
III. CAPITAL AND RESERVES			
Charter capital (85)	410	965,903	965,90
Additional capital (87)	420	283,016	277,43
Reserve capital (86)	430	27,556	27,55
statutory reserves	431	27,556	27,55
reserves established in accordance with constituent documents	432	-	
Social fund (88)	440	-	
Targeted funding and receipts (96)	450	-	
Retained profit of previous years (88)	460	446,772	446,77
Uncovered loss of previous years (88)	465	-	
Retained income of the accounting year (88)	470	-	77,34
Uncovered loss of the accounting year (88)	475	-	
TOTAL Section III	490	1,723,247	1,795,01
IV. LONG-TERM LIABILITIES			
Loans and credits (92, 95)	510	106,169	111,16
bank loans maturing more than 12 months following the reporting date	511	-	
other loans maturing more than 12 months following the reporting date	512	106,169	111,16
Other long-term liabilities	520	-	
TOTAL Section IV	590	106,169	111,16
V. SHORT-TERM LIABILITIES			
Loans and credits (90, 94)	610	-	
bank loans maturing within 12 months following the reporting date	611	-	
other loans maturing within 12 months following the reporting date	612	-	
Accounts payable	620	262,492	275,62
suppliers and contractors (60, 76)	621	152,594	155,78
notes payable (60)	622	1	
debts to subsidiaries and dependent companies (78)	623	-	
debts to the personnel of the entity (70)	624	25,122	25,84
debts to governmental off-budget funds (69)	625	10,405	8,49
debts to the budget (68)	626	41,561	54,06
advances received (64)	627	26,639	27,49
other creditors	628	6,170	3,94
Revenues payable to participants (founders) (75)	630	1,420	1,32
Deferred revenue (83)	640	1,610	

Provisions for deferred expenses (89)	650	-	
Other short-term liabilities	660	-	
TOTAL Section V	690	265,522	276,95
BALANCE (sum of lines 490+590+690)	700	2,094,938	2,183,13

REFERENCE ON ASSETS RECORDED IN OFF-BALANCE ACCOUNTS

	Line code	As of the beginning of the reporting period	As of the end of the report ing period
1	2	3	4
Capital lease (001)	910	23,465	23,46
including financial leasing	911	23,400	23,40
Material values in custody (002)	920	9,434	9,43
Goods accepted for commission (004)	930	-	
Debts of insolvent debtors written into loss (007)	940	39,016	39,68
Security of liabilities and payments received (008)	950	-	
Security of liabilities and payments granted (009)	960	-	
Wear of housing (014)	970	5,199	3,87
Wear of exterior amenities and other similar objects (015)	980	-	
Strict reporting blanks (006)	990	4,332	4,74

PROFIT AND LOSS STATEMENT

			CODES
		Form No. 2 OKUD	0710002
as of April 30, 2002		Date (year, month, day)	
Organization:	JSC Electrical Communication of Rostov Region	OKPO	01152321
Taxpayer's Identification No.		INN	6164100189
Business	Communications	OKDP	52300
Legal form/form of property	Open Joint Stock Company	OKOPF/ORFS	47
Unit:	RUR'000	OKEI	

as paid for

Indicator		Line code	For the accounting period	For equal pe riod of previ ous year
1		2	3	4
I. Proceeds and expenses relating to regular business				
Net proceeds from sales of goods, products, works, services (minus VAT, excises and similar mandatory payments)		010	507,544	371,63
Including those from sales of:	communications services	011	500,604	360,92
	trade-related services	012	-	
	social sphere services	013	-	
	other services	014	-	
Cost of goods, products, services sold:		020	359,698	208,13
Including those from sales of:	communications services	021	350,448	197,01
	trade-related services	022	-	
	social sphere services	023	-	
	other services	024	-	
Gross revenues		029	147,846	163,50
Commercial expenses		030	-	3,18
Administrative expenses		040	30,059	59,33
Income/(loss) from sales (lines (010-020-030-040))		050	117,787	100,98
II. Operating revenues and expenses				
Interest receivable		060	11	4
Interest payable		070	49	48
Revenues from participation in other organizations		080	114	
Other operating revenues		090	93	49

Indicator	Line code	For the accounting period	For equal pe riod of previ ous year
1	2	3	4
Other operating expenses	100	2,519	6,74
III. Non-sales revenues and expenses			
Non-sales revenues	120	2,455	92
Non-sales expenses	130	13,625	5,31
Income (loss) before taxes (lines (050+060-070+080+090-100+120-130)	140	104,267	89,89
Income tax and other similar mandatory payments	150	26,920	33,82
Income (loss) from regular business	160	77,347	56,07
IV. Extraordinary revenues and expenses			
Extraordinary revenues	170	-	
Extraordinary expenses	180	-	
Net income (retained income (loss) of the accounting period) (lines (160+170-180))	190	77,347	56,07

BREAKDOWN OF CERTAIN PROFITS AND LOSSES

Indicator	Line Code	For the reporting period		For the similar period previous year	
		profit	Loss	profit	
1	2	3	4	5	
Fines and penalties acknowledged or for which court (arbitration court) decisions on recovery have been received	210	199	27	92	
Profit (losses) of previous periods	220	-	741	37	
Damages caused by failure to perform or undue performance	230	31	88	-	
Exchange losses and gains resulting from foreign exchange transactions	240	3	707	414	
Decreased cost of resources and manufacturing inventory as of the end of the reporting period	250	-	-	-	
Accounts payable and accounts receivable written off after the period of limitation expired	260	-	-	-	

File No. 82-4740

Information on a Material Fact (Event, Action) Affecting the Issuer's Finances and Business

Open Joint Stock Company Electrical Communication of Rostov Region
Location: *47 Bratsky Pereulok, 344082 Rostov-on-Don*
Issuer's code: *00191-A*

Date of the fact (event, action): *June 28, 2002*
Code of the fact (event, action): *0300191A28062002*

Full official name: Closed Joint Stock Company ABN AMRO BANK A.O., a nominal shareholder.

Location: Building 1, 17 Bolshaya Nikitskaya Ulitsa, 103009 Moscow
Mail address: Building 1, 17 Bolshaya Nikitskaya Ulitsa, 103009 Moscow

Interest in the Charter Capital:
before the changes: 9.7672% of the charter capital
after the changes: 10.1435% of the charter capital

The date when the changes in the interest in the Charter Capital occurred: June 28, 2002.

First Deputy General Director /s/ [Seal] G.S. Yegorochkin